                                                  Filed Pursuant to Rule 424(b)4
                                                     Registration No. 333-101111
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 27, 2003)

                                5,500,000 SHARES

                                 [COBALT LOGO]
                                  COMMON STOCK

     This prospectus supplement relates to the offering by Wisconsin United for Health Foundation, Inc., which we refer to as the "Foundation," of 5,500,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the Foundation. As of January 21, 2003, the Foundation owned approximately 75% of our common stock and will own approximately 62% of our common stock after the offering.

     Our common stock is listed on the New York Stock Exchange under the symbol "CBZ." The last reported sale price of our common stock on February 3, 2003 was $12.50 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. BEFORE BUYING ANY SHARES, YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN "RISK FACTORS," BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public offering price.......................................   $12.00     $66,000,000
Underwriting discounts and commissions......................   $ 0.60     $ 3,300,000
Proceeds to the Foundation, before expenses.................   $11.40     $62,700,000

     The Foundation has granted the underwriters a 30-day option to purchase up to an additional 825,000 shares of our common stock to cover over-allotments at the public offering price per share less the underwriting discounts and commissions.

     The underwriters are offering the shares of our common stock as described in "Underwriting." Delivery of the shares will be made on or about February 7, 2003.
                          JOINT BOOK-RUNNING MANAGERS

UBS WARBURG                                                 SALOMON SMITH BARNEY
                             ---------------------

    CIBC WORLD MARKETS                                ROBERT W. BAIRD & CO.

February 4, 2003

                               TABLE OF CONTENTS

                      PROSPECTUS SUPPLEMENT

Summary.....................................................   S-1

Risk Factors................................................   S-7

Use of Proceeds.............................................  S-19

Price Range of Common Stock.................................  S-19

Capitalization..............................................  S-20

Background of the Company...................................  S-21

Selected Consolidated Financial and Operating Data..........  S-22

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-25

Business....................................................  S-43

Management..................................................  S-53

Agreements With the Foundation..............................  S-56

Stock Ownership of Management and the Foundation............  S-63

Articles of Incorporation and Bylaws........................  S-65

Underwriting................................................  S-69

Legal Matters...............................................  S-70

Consolidated Financial Statements...........................   F-1

                            PROSPECTUS

Forward-Looking Statements..................................     2

Cobalt Corporation..........................................     3

Risk Factors................................................     3

Use of Proceeds.............................................     3

Selling Shareholder.........................................     4

Price Range of Common Stock.................................     5

Dividend Policy.............................................     5

Plan of Distribution........................................     6

Legal Matters...............................................     7

Experts.....................................................     7

Information Incorporated by Reference.......................     7

Where You Can Find More Information.........................     8

     Unless the context otherwise requires, references in this prospectus supplement to "we," "us," "our" or "ours" refer collectively to Cobalt Corporation and its subsidiaries. Unless otherwise stated, the information contained in this prospectus supplement assumes the underwriters do not exercise the over-allotment option.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME AFTER THE DATE OF SUCH INFORMATION.

                                    SUMMARY

     This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and this offering of our common stock, we encourage you to read carefully this prospectus supplement and the accompanying prospectus in their entirety, as well as the other documents to which we have referred you.

                               COBALT CORPORATION

OVERVIEW

     Based on market share reports prepared by the Office of the Commissioner of Insurance of the State of Wisconsin for 2001, we are the leading managed care company in Wisconsin, offering a broad portfolio of managed care and insurance products to employers, individuals and government entities. We have an exclusive license to utilize the Blue Cross(R) and Blue Shield(R) service marks in Wisconsin, giving us a unique position in that market. As of September 30, 2002, we serviced 596,139 lives in our health insurance operations and 338,825 lives in our dental insurance programs.

     Our Blue Cross & Blue Shield United of Wisconsin subsidiary, which we refer to as "BCBSUW," provides underwritten products, including preferred provider organizations ("PPO") and indemnity options, as well as self-funded, administrative services only programs. Our Compcare Health Services Insurance Corporation health maintenance organization ("HMO"), which we refer to as "CompcareBlue," operates the oldest HMO in Wisconsin.

     We offer one of the largest provider networks in Wisconsin. We believe that all of our customers, including HMO members, have the ability to access the leading physicians and hospitals in their respective service areas, including Mayo Health Systems, University Health Care and Aurora Health Care, as demonstrated by the fact that:

     - the majority of the hospitals in our networks have received accreditation by the Joint Commission on Accreditation of Health Care Organizations, an organization nationally recognized for its rigorous standards with respect to patient safety and quality initiatives;

     - our network includes 89% of the board certified primary care physicians in our service areas, which exceeds the national average of 82%, based on the National Committee for Quality Assurance, or "NCQA," Quality Compass 2002(R); and

     - as of September 30, 2002, 87% of our managed care membership was insured through subsidiaries of ours which the NCQA's independent accreditation process has determined have met the quality parameters established by the NCQA.

     We believe that our ability to offer a full spectrum of products and a broad provider network to meet the needs and objectives of a wide range of customers provides us with a competitive advantage.

     We offer a variety of specialty managed care products, including dental, life and disability insurance. We are one of the largest providers of dental HMO and dental indemnity coverage in Wisconsin. We also offer workers' compensation insurance and a variety of specialty managed care services, including cost containment, health care electronic data interchange and receivables management services. These specialty products and services are designed to complement our customers' employee benefit packages. We also process Medicare claims as a Medicare Part A fiscal intermediary and a Regional Home Health intermediary for providers in numerous states and several U.S. territories and as a national intermediary for the Federally Qualified Health Centers in all 50 states.

     We market our medical and dental products through a salaried sales force located throughout Wisconsin, as well as through independent agents and brokers, and directly to customers via the internet. By integrating the marketing of our medical products, we are able to offer a broad range of product choices to health care consumers. We sell our specialty managed care products and services through a variety of distribution channels to employer groups and providers, principally in Wisconsin.

OUR STRATEGY

     Over the past two years, we have taken steps that have resulted in significant increases in profitability, including discontinuing unprofitable business lines; repricing or terminating unprofitable customer contracts; improving underwriting techniques and pricing products appropriately to reflect underlying cost trends; negotiating improved terms in our provider contracts; and bolstering management in key areas, including in our Milwaukee market. We intend to continue to pursue improvements in our operating results through the implementation of the following strategies:

     - Capitalize on the Strength of the Blue Cross Brand. We believe that our right to the exclusive use of the Blue Cross and Blue Shield brands in Wisconsin gives us a significant marketing advantage, and we intend to continue emphasizing these brands among prospective customers and members. According to the Association, the number of members insured by plans bearing the Blue Cross and Blue Shield brands has increased by approximately 26% nationwide since 1995. We further intend to leverage the strength of the Blue Cross and Blue Shield brands on a national basis by participating in the Association's BlueCard PPO program, a network of Blue Cross and Blue Shield plans. The BlueCard PPO program allows us to compete with national health insurers for groups with employees outside of the Wisconsin market and provides our members and members of other Blue Cross and Blue Shield affiliates the opportunity to access care while away from home.

     - Focus on Core Business. We have made a strategic decision to focus on our core Blue Cross and Blue Shield branded and HMO businesses, where we believe significant opportunities exist for earnings growth. These businesses together produced approximately 80% of our revenues and approximately 68% of our pre-tax operating income in the nine months ended September 30, 2002. On March 29, 2002, we sold our behavioral health and medical management subsidiary, Innovative Resource Group, LLC, for $27 million. In the future, we may sell other non-core specialty businesses. In addition, between March 1, 2002 and December 31, 2002 we reduced ownership of our former affiliate American Medical Security Group, Inc., which we refer to as "AMSG," a small group and individual health insurer, from approximately 45% to approximately 11% of AMSG's outstanding common stock, raising net cash proceeds of approximately $73.9 million and relieving us of our capital requirement relating to AMSG. We have since sold all of our remaining shares of AMSG common stock, raising an additional $18.7 million in cash proceeds.

     - Expand Operating Margins and Realize Operating Efficiencies. We intend to focus on expanding operating margins in our core businesses by improving underwriting techniques and product design, pricing products appropriately to reflect underlying cost trends, discontinuing unprofitable businesses and contracts, and improving provider arrangements. We intend to pursue additional operating efficiencies through consolidation of administrative functions, including combining the administrative functions of BCBSUW and CompcareBlue as well as the administrative functions of certain of our specialty businesses. On November 15, 2002, we announced the consolidation of our claims and customer service departments in Wisconsin, allowing us to close two offices and realize significant estimated cost savings in 2003 and future years.

     - Increase Market Share. We intend to focus on increasing market share in Wisconsin through an increased emphasis on our core business, the BlueCard PPO program and our Medicare supplement product offerings, as well as the introduction of new products. We expect to accomplish this by leveraging our diverse customer base by cross-selling product offerings, and pursuing opportunistic acquisitions of health insurers and managed care providers in Wisconsin. On December 31, 2002, we acquired Claim Management Services, Inc., a Wisconsin-based third party administrator for self-funded employee benefit plans. See "-- Recent Developments."

RECENT DEVELOPMENTS

     On December 1, 2002, Stephen E. Bablitch succeeded Thomas R. Hefty as Chairman and CEO, and Michael E. Bernstein became our President and Chief Operating Officer. This completed the succession plan announced at our annual meeting on May 29, 2002. Mr. Hefty will serve in a consulting capacity as Chairman Emeritus until January 31, 2003 at which time he will retire.

     On December 31, 2002, we completed the acquisition of Claim Management Services, Inc., a third party administrator for self-funded employee benefit plans based in Green Bay, Wisconsin. Claim Management Services administers benefit plans for approximately 214,000 medical members and 164,000 dental members throughout the United States and offers a line of products complementary to our insured medical and dental products.

     On January 3, 2003, we completed our divestiture of our common stock holdings in AMSG. The sale of our remaining 1,382,077 shares was executed through a brokered transaction. Net proceeds from the sale were $18.7 million.

     On January 23, 2003, we reaffirmed previously issued guidance of $1.15 per share for 2002 and $0.33 for the fourth quarter of 2002. Our 2002 earnings benefited from the utilization of net operating loss carryforwards which are expected to be substantially exhausted as of year-end. The expected $0.33 earnings per share for the fourth quarter is after the following previously disclosed one-time adjustments:

     - Severance costs and related expenses of $2.5 million for the consolidation of claims and customer service operations.

     - Expenses of $1.2 million incurred in 2002 for an offering of our common stock that was not completed prior to year end.

     Previous guidance did not take into account these two one-time adjustments.

     On January 23, 2003, we also revised guidance for 2003, stating that we expect earnings to be $1.00 per share, the high end of the range previously disclosed. Our 2003 results are not expected to benefit significantly from net operating loss carryforwards and, therefore, guidance reflects a full tax rate.

     The foregoing earnings estimates are forward-looking statements which we intend to be covered by the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These estimates are not guarantees of future performance, and we caution investors that they involve risks and uncertainties. In making these estimates, we have assumed, among other things, that we will continue to implement successfully our strategy of improving our core operations, particularly by reducing loss and expense ratios. If this or any of our other assumptions is incorrect, we may not attain our earnings estimates. Other risks that could prevent us from attaining these estimates are described under "Risk Factors," and we urge investors to consider those risks carefully. We undertake no obligation to update these estimates for any reason after the date of this prospectus.

CORPORATE INFORMATION

     Our principal executive offices are located at 401 West Michigan Street, Milwaukee, Wisconsin 53203, and our telephone number is (414) 226-6900.

                                  THE OFFERING

Common stock offered by
Wisconsin United For Health
Foundation, Inc. .............   5,500,000 shares

Common stock to be outstanding
after this offering...........   41,802,210 shares

Common stock to be owned by
the Foundation after this
offering and percentage
ownership of our outstanding
common stock..................   25,813,390 shares, or approximately 62%
                                 (24,988,390 shares, or approximately 60%, assuming full exercise of the underwriters' over-allotment option)

New York Stock Exchange
Symbol........................   CBZ

Use of proceeds...............   We will receive no proceeds from this offering.

Risk factors..................   Investing in our common stock involves
                                 significant risks. See "Risk Factors."

     We calculated the number of our outstanding shares based upon the number of shares outstanding as of January 22, 2003. We exclude from this number a total of 4,444,731 shares issuable upon exercise of options granted by us under our equity incentive plan as of such date at a weighted average exercise price of $9.79 per share, of which 1,735,331 shares at a weighted average exercise price of $7.54 per share were exercisable as of that date. We have also excluded from the number of outstanding shares a total of 7,949,904 shares owned by BCBSUW and treated as treasury shares.

     The Foundation has agreed to sell an additional 825,000 shares if the underwriters exercise in full their over-allotment option, which we describe in "Underwriting." Unless the context otherwise requires, the information presented in this prospectus supplement assumes that this option will not be exercised.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     We were formed in March 2001 as the successor to substantially all of the operations of BCBSUW and United Wisconsin Services, Inc., which we refer to as "UWS." Under accounting principles generally accepted in the United States, our financial statements reflect the business and assets of BCBSUW, without UWS, for periods through March 31, 2001, and the combined businesses of BCBSUW and UWS for periods after that date. This presentation limits the comparability of the financial and operating data set forth below. See "Background of the Company" and "Selected Consolidated Financial and Operating Data" for more information.

                                                                                                     NINE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                         SEPTEMBER 30,
                                       ------------------------------------------------------   ----------------------------
                                         1997       1998       1999       2000        2001         2001            2002
                                       --------   --------   --------   --------   ----------   -----------   --------------
STATEMENT OF OPERATIONS DATA(1):           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                (UNAUDITED)
Revenues:
  Premiums...........................  $345,903   $361,965   $418,949   $538,080   $1,255,391   $  886,631      $1,021,832
  Government contract fees...........    23,333     31,667     52,259     70,305      117,192       88,827          85,155
  Other..............................    20,606     25,302     25,970     24,715       40,655       30,073          35,993
                                       --------   --------   --------   --------   ----------   ----------      ----------
      Total health services
         revenue.....................   389,842    418,934    497,178    633,100    1,413,238    1,005,531       1,142,980
  Investment results(2)..............    18,347     13,501     18,510      9,583       12,482        9,020          11,263
                                       --------   --------   --------   --------   ----------   ----------      ----------
         Total revenues..............   408,189    432,435    515,688    642,683    1,425,720    1,014,551       1,154,243
Expenses:
  Medical and other benefits.........   297,979    297,885    376,814    497,822    1,119,218      793,913         876,971
  Selling, general, administrative
    and other........................   119,036    133,153    158,187    176,878      303,208      219,115         238,461
  Other(3)...........................       215        115        744        922        5,697        3,672             359
                                       --------   --------   --------   --------   ----------   ----------      ----------
         Total expenses..............   417,230    431,153    535,745    675,622    1,428,123    1,016,700       1,115,791
Operating income (loss) from
  continuing operations..............    (9,041)     1,282    (20,057)   (32,939)      (2,403)      (2,149)         38,452
Gain (loss) from investment in
  affiliates, net of tax(4)..........     6,857      3,991    (22,690)    (6,526)     (22,724)         388          15,320
                                       --------   --------   --------   --------   ----------   ----------      ----------
Pretax income (loss) from continuing
  operations.........................    (2,184)     5,273    (42,747)   (39,465)     (25,127)      (1,761)         53,772
Income tax expense (benefit).........    (2,785)       (78)        --        548       (1,871)         193           3,878
                                       --------   --------   --------   --------   ----------   ----------      ----------
Income (loss) from continuing
  operations.........................  $    601   $  5,351   $(42,747)  $(40,013)  $  (23,256)  $   (1,954)     $   49,894
                                       ========   ========   ========   ========   ==========   ==========      ==========
Diluted earnings (loss) per share
  from continuing operations(5)(6)...  $   0.02   $   0.17   $  (1.37)  $  (1.28)  $    (0.61)  $    (0.05)     $     1.19
Total diluted earnings (loss) per
  share(5)(6)........................      0.02       0.17      (1.37)     (1.28)       (0.58)       (0.04)           1.40
OPERATING STATISTICS(1):
BCBSUW insured medical loss
  ratio(7)...........................       N/A        N/A       90.5%      93.5%        85.7%        85.7%           84.6%
UWS insured medical loss ratio(8)....       N/A        N/A       99.1%      95.2%        94.4%        94.8%           89.5%
Total consolidated loss ratio(9).....      86.1%      82.3%      89.9%      92.5%        89.2%        89.5%           85.8%
Net income (loss) margin(10).........       0.1%       1.2%      (8.3)%     (6.2)%       (1.6)%       (0.2)%           4.3%

                                                                                                   AS OF SEPTEMBER 30, 2002
                                                                                                  --------------------------
                                                                                                  (UNAUDITED, IN THOUSANDS)
BALANCE SHEET DATA:
Cash and investments(11).......................................................................            $422,988
Total assets...................................................................................             846,804
Long-term debt, including current portion......................................................              28,000
Total shareholders' equity.....................................................................             285,264

---------------

 (1) Prior to March 31, 2001, data reflect only the operations of BCBSUW, accounting for UWS and AMSG as investments in affiliates.

 (2) Includes realized investment gains and losses, interest and dividends, excluding investments in affiliates.

 (3) Includes interest and amortization of goodwill.

 (4) Includes UWS (prior to March 31, 2001) and AMSG.

 (5) When we report a net loss, potentially dilutive securities are not included in the calculation of earnings per share because their inclusion would have an antidilutive effect.

 (6) The 31,313,390 shares of our common stock issued to the Foundation in the Combination were used to calculate earnings per share for all periods prior to March 31, 2001.

 (7) Includes only the BCBSUW insured medical business.

 (8) Includes only the CompcareBlue, Valley and Unity insured medical business.

 (9) Includes all insured products (medical, dental, disability, etc.). UWS is included in all periods subsequent to March 31, 2001. Prior to March 31, 2001, the ratio is based on BCBSUW only.

(10) Represents net income (loss) from continuing operations as a percentage of total revenues.

(11) Excludes investments in affiliates.

                                  RISK FACTORS

     An investment in our common stock involves risk. You should carefully consider the risks we describe below before deciding to invest in our common stock. The market price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included and incorporated by reference in this prospectus supplement and the accompanying prospectus, including our consolidated financial statements beginning on page F-1.

  OUR INSURANCE SUBSIDIARIES ARE SUBJECT TO MINIMUM CAPITAL REQUIREMENTS. OUR FAILURE TO MEET THESE REQUIREMENTS COULD SUBJECT US TO REGULATORY ACTIONS OR RESULT IN THE TERMINATION OF OUR BLUE CROSS AND BLUE SHIELD LICENSE AGREEMENTS.

     Our insurance subsidiaries are subject to minimum capital requirements imposed under the laws of the State of Wisconsin. These laws include minimum capital requirements calculated under a State of Wisconsin prescribed compulsory and security surplus computation, which establishes minimum capital based upon a percentage of underwritten premiums, with the applicable percentage determined by line of business. Wisconsin insurance laws also include minimum capital requirements based on the Risk Based Capital for Insurers Model Act adopted by the National Association of Insurance Commissioners, or "NAIC," and require our insurance subsidiaries to report the results of their risk-based capital calculations to the state insurance departments and the NAIC. Any failure by one of our insurance subsidiaries to meet the minimum capital requirements imposed under Wisconsin law will subject it to corrective action, including requiring the adoption of a comprehensive financial plan, examination and the issuance of a corrective order by the Office of the Commissioner of Insurance of the State of Wisconsin, which we refer to as the "OCI," revocation of its license to sell insurance products in Wisconsin, or placing the subsidiary under state regulatory control. See "Business -- Regulation -- Capital Requirements."

     At the request of the OCI, we prepared a plan of action in early 2002 for strengthening the capital position of our insurance subsidiaries. We have substantially completed all aspects of our action plan. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Management's Plan." Our insurance subsidiaries are currently in compliance with the minimum capital requirements imposed under Wisconsin law, calculated as required by the OCI.

     In addition, the Blue Cross Blue Shield Association, which we refer to as the "Association," imposes certain financial and service performance standards on Cobalt, BCBSUW and CompcareBlue, including capital requirements based on risk-based capital. Our right to use the Blue Cross and Blue Shield names and service marks in our service area is derived from a license agreement we have with the Association.

     The Association's capital requirements are generally more stringent than those imposed under Wisconsin law and are currently based on the Health Organization Risk-Based Capital calculations prescribed by the NAIC. Liquidity standards are measured as the number of months of claims and administrative expenses available in cash and invested assets.

     The Association's standards outline three monitoring levels:

     - "Early Warning," which requires a capital level of 375% and two months of liquidity;

     - "Concern Level," which requires a capital level of 300% and 1.5 months of liquidity; and

     - "Licensure Minimum," which requires a capital level of 200% and one month of liquidity.

     The Association has termination rights if our Blue Cross and Blue Shield branded licensees' capital falls below the Licensure Minimum level. Cobalt, BCBSUW and CompcareBlue have fallen below two of these thresholds. As a result, the Association has included Cobalt, BCBSUW and CompcareBlue in its Plan Performance Response Monitoring Process, or "PPRMP," which entails a variety of financial monitoring and reporting and asset escrow requirements, among other measures. See "Business -- Blue Cross and Blue Shield Licenses." BCBSUW became subject to Early Warning monitoring in April of 2000 and to Concern Level monitoring in August of 2000. CompcareBlue became subject to Concern Level monitoring in April 2000. Cobalt became subject to Concern Level monitoring in February of 2001. Throughout 2000, 2001 and 2002, all of our Blue Cross and Blue Shield licensees maintained risk-based capital in excess of the Licensure Minimum level.

     During 2002, Cobalt executed on its capital plan, which has improved the capital levels of CompcareBlue, Cobalt and BCBSUW and the liquidity levels of CompcareBlue and BCBSUW. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Management's Plan." Based on this improvement, we currently expect all three companies to exceed monitoring thresholds at December 31, 2002, and we plan to petition the Association to remove us from its PPRMP during 2003.

     During the period in which BCBSUW was below the Concern Level monitoring threshold, it was required to maintain an escrow account for the benefit of other plans to which BCBSUW is a creditor under the BlueCard program. As of September 30, 2002, BCBSUW's capital exceeded the Concern Level monitoring threshold. Based on our improved capital position, the Association released the funds from escrow during the fourth quarter of 2002.

     Any new minimum capital requirements adopted in the future by the Association or by the OCI may require us to increase our capital levels, which we may not be able to do.

  OUR BLUE CROSS AND BLUE SHIELD LICENSE AGREEMENTS COULD TERMINATE UPON THE OCCURRENCE OF EVENTS SPECIFIED IN THE LICENSE AGREEMENTS, AND TERMINATION WOULD SIGNIFICANTLY HARM OUR BUSINESS.

     Under license agreements with the Association, we have the right to use the Blue Cross and Blue Shield names and service marks in our Blue Cross and Blue Shield service area and to participate in the BlueCard Program. We believe that our exclusive right to use the Blue Cross and Blue Shield names and service marks provides us with an important marketing advantage in our service area. Loss of these licenses would significantly harm our ability to compete in our markets and subject us to a significant monetary penalty to the Association.

     The Association could terminate our license agreements if we do not satisfy its financial and service performance requirements or if other events described in the license agreements, some of which are outside of our control, occur. These events include, but are not limited to:

     - failure to meet capital and liquidity requirements of the Association;

     - violation of the ownership limitations contained in our Amended and Restated Articles of Incorporation and described below;

     - termination of the voting trust and divestiture agreement before the Foundation's ownership of our common stock falls to less than 5%;

     - the acquisition of our company without the prior consent of a majority of the other disinterested licensees of the Association and a majority of the then current weighted vote of the other disinterested licensees of the Association;

     - failure by the Foundation to divest its shares of our common stock by the deadlines specified by the voting trust and divestiture agreement;

     - a determination by the Association that fewer than 80% of our directors are independent; and

     - failure to brand medical and dental business as required by the Association.

     Our Amended and Restated Articles of Incorporation include ownership limitations required by the Association. Under these ownership limitations:

     - no institutional owner may beneficially own 10% or more of the combined voting power of all of our outstanding securities;

     - no non-institutional owner may beneficially own 5% or more of the combined voting power of all of our outstanding securities; and

     - no person may own 20% or more of all of our outstanding equity securities (regardless of voting power).

Although we believe that these limitations are enforceable under Wisconsin law for a corporation like ours, we are not aware of any case in which a court has specifically addressed this issue. If one of our shareholders violates the ownership limitations and disputes their enforceability and a court does not enforce the provisions of our Amended and Restated Articles of Incorporation, we could lose our licenses to use the Blue Cross and Blue Shield names and service marks.

  WE MAY NOT BE ABLE TO MAINTAIN PROFITABILITY, AND OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

     Although we reported net income in the first nine months of 2002, we experienced net losses in each of the years ended December 31, 1999, 2000 and 2001. During this time period, we experienced operational difficulties that led to these losses and corresponding decreases in our capital. In an effort to remedy these difficulties, we have devoted significant resources to improving our core operations while divesting non-core assets. Nevertheless, we cannot assure you that we will be able to achieve sustained profitability. If we incur losses in the future, we could have difficulty satisfying certain minimum capital levels imposed by the OCI or the Association and our stock price would decline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Statutory Capital." Moreover, our quarterly results of operations could fluctuate significantly due to a variety of factors, including steps we are taking to enhance our core operations such as exiting unprofitable businesses, as well as from inherent aspects of our business, such as the need to make current estimates of future claims. These fluctuations could adversely affect the price or liquidity of our common stock.

  OUR RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO INCREASE PREMIUMS TO OFFSET INCREASES IN OUR HEALTH CARE COSTS.

     Health care costs in recent years have generally increased substantially year-over-year, and we expect that they will continue to do so in the future. Our results of operations depend on our ability to increase premiums to offset increases in our health care costs. Although we attempt to base the premiums we charge on our estimate of future health care costs, we may not be able to charge adequate premiums as a result of competition, government regulations and other factors. Our results of operations could be adversely affected if we are unable to set premium rates at appropriate levels or adjust premium rates in the event our health care costs increase.

  AN ONGOING REDUCTION IN THE NUMBER OF SUBSCRIBERS TO OUR HEALTH CARE PROGRAMS MAY REDUCE OUR REVENUE AND PROFITABILITY.

     Overall membership in our health benefits plans has decreased substantially recently, in large part due to our efforts to eliminate unprofitable business. This intentional reduction in membership was completed prior to 2003. No state or federal regulatory body has expressed concern to us over our divestiture of unprofitable business. An ongoing reduction in the number of subscribers to our health care programs could adversely affect our financial position, results of operations and cash flows. Factors that could contribute to the loss of membership include:

     - failure to obtain new customers and failure to retain or voluntarily terminating existing customers;

     - premium increases and benefit changes;

     - reduction in our provider network;

     - our exit from business lines or markets;

     - reductions in work force by existing customers; and

     - negative publicity or news coverage about us or other managed care companies.

  OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO ACCURATELY ESTIMATE AND CONTROL FUTURE HEALTH CARE COSTS.

     Most of the premium revenue we receive is based upon rates set before we deliver services. As a result, our ability to price contracts profitably largely depends on our ability to accurately estimate and then control future health care costs. Factors that may cause health care costs to exceed our estimates include:

     - an increase in the cost of health care services and supplies, including pharmaceuticals;

     - higher than expected utilization of health care services by our insured members;

     - periodic renegotiation of contracts with hospitals, physicians and other providers;

     - the occurrence of catastrophes or epidemics;

     - changes in the demographics of our members and medical trends affecting them;

     - new mandated benefits or other regulatory changes that increase our costs; and

     - other unforeseen occurrences.

     In addition to actual benefits paid, our medical and other benefits expense for any period includes our estimate of reported and unreported claims and related expenses for the period. The reserves we establish for these expenses are based upon assumptions concerning a number of factors, including trends in health care costs, our underwriting criteria, enrollment in our plans, expenses, general economic conditions and other factors. Actual experience will likely differ from assumed experience, and to the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase and future earnings could be adversely affected.

     Our medical, workers' compensation, and other benefit expenses include estimates of expenses incurred but not yet reported to us, or "IBNR." We estimate our IBNR expenses based on a number of factors, including prior claims experience, maturity of markets, complexity of products and stability of provider networks.

     We make adjustments, if necessary, to benefit expenses in the period during which the actual claim costs are ultimately determined or when criteria used to estimate IBNR change. We utilize the services of independent actuaries to calculate and review the adequacy of our benefit liabilities, in addition to using internal resources. We cannot be sure that our IBNR estimates are adequate or that adjustments to such IBNR estimates will not harm our results of operations. Further, our inability to accurately estimate IBNR may also affect our ability to take timely corrective actions, further exacerbating the negative impact on our results.

     Although we maintain reinsurance to protect us against severe or catastrophic medical claims, we cannot assure you that such reinsurance coverage will be adequate or available in the future or that the cost of such reinsurance will not limit our ability to obtain it.

  OUR PROFITABILITY WILL DECLINE IF WE ARE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH CERTAIN SIGNIFICANT PROVIDER GROUPS OR IF WE ARE UNABLE TO ENTER INTO AGREEMENTS WITH ADDITIONAL PROVIDERS ON FAVORABLE TERMS.

     Our Unity Health Plans Insurance Corporation, or "Unity" and Valley Health Plan, Inc., or "Valley" HMOs rely in large part on three separate health care provider systems for the provision of health care services to their members. Our largest five providers, in terms of claims paid and incurred from January through September 2002, are Aurora Healthcare, University Healthcare, Inc., Luther/Midelfort, Columbia St. Mary's and Covenant Healthcare. These top five providers collectively accounted for 40.2% of our total claims paid and incurred during that period. If one or more of our relationships with these systems were to be terminated, we would be adversely affected. See "Business -- Our Provider Network."

     Our profitability depends upon our ability to contract on cost-effective terms with hospitals, physicians and other health care providers. Our provider contracts typically provide for automatic term renewals unless either party notifies the other of its intention not to renew within 90 days prior to the expiration of the contract's term. If we fail to obtain health care provider contracts, or renew those we have, on favorable terms, we may lose some of our members or incur higher medical costs. In addition, our inability to contract with providers, or the inability of providers to provide adequate care, could significantly harm us.

  COMPETITION IN OUR INDUSTRY MAY DECREASE OUR PROFITABILITY.

     We operate in a highly competitive environment which may affect our ability to maintain or increase our membership or premium rates or to contract with providers on attractive terms. We face competition from other managed care companies, hospitals, health care facilities and other health care providers, some of which have substantially greater financial and other resources than we have.

     We believe there are no significant impediments facing potential competitors who wish to enter the markets we serve. As a result, the entry of new competitors into our markets can occur relatively easily, which affords our customers significant flexibility in moving to other managed care providers and which creates alternatives for participants in our provider networks. Our managed care operations may encounter competition from companies with broader or narrower geographical markets, each of which could provide a competitor with specific competitive advantages, such as greater cost control, lower prices or greater market share. Our financial condition or results of operations may be adversely affected by significantly lower premiums by any major competitor or by any other limitation on our ability to maintain or increase our membership or premium levels.

     In certain markets, we compete with organizations which have a substantial market share. In other markets, competing health plans may be owned by providers. Portions of the Wisconsin market are dominated by a relatively small number of provider-owned health plans, with a large influence on the markets in which we compete. Organizations with sizable market share or provider-owned plans may be able to obtain favorable financial arrangements from health care providers that are not available to us. Without such arrangements, we may not be able to compete effectively in such markets.

     In addition, our United Government Services subsidiary serves as a fiscal intermediary for the Medicare program. If legislation intended to increase competition for government contracts for processing claims for the Medicare program is adopted, it could affect our ability to compete effectively for Medicare contracts.

  OUR BUSINESS IS DEPENDENT IN PART ON THE SERVICE OF NON-EXCLUSIVE INDEPENDENT AGENTS AND BROKERS WHO MAY REFER THEIR BUSINESS TO OUR COMPETITORS.

     We depend in part on the services of independent agents and brokers in the marketing of health care plans, particularly to individual and small employer group members. Independent agents and brokers are typically not exclusively dedicated to one company and market health care products of our competitors. In addition, we face intense competition for the services and allegiance of independent agents and brokers. These persons may choose to direct business to other managed care companies or may direct less desirable sales prospects to us.

  THE HEALTH BENEFITS INDUSTRY IS SUBJECT TO NEGATIVE PUBLICITY, WHICH CAN ADVERSELY AFFECT OUR PROFITABILITY.

     The health benefits industry is subject to negative publicity. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability by:

     - adversely affecting our ability to market our products and services;

     - requiring us to change our products and services; or

     - increasing the regulatory burdens under which we operate.

     In addition, as long as we use the Blue Cross and Blue Shield names and marks in marketing our health benefits products and services, any negative publicity concerning the Association or other Association licensees may adversely affect us and the sale of our health benefits products and services.

  FAILURE TO PROPERLY MAINTAIN THE INTEGRITY OF OUR PROPRIETARY INFORMATION AND INFORMATION SYSTEMS COULD RESULT IN THE LOSS OF CUSTOMERS OR DECREASE IN OUR PROFITABILITY.

     Our business depends in part on our ability to maintain, or access through outsourcing arrangements with third parties, information systems and to ensure the continued integrity of our proprietary information. Moreover, the collection, dissemination and use of patient data is the subject of national and state legislation. If we do not maintain or access effective and efficient information systems, then we could experience adverse consequences which include:

     - inadequate information on which to base pricing and underwriting decisions;

     - the loss of existing customers;

     - difficulty in attracting new customers;

     - customer and provider disputes;

     - regulatory problems; or

     - increases in administrative expenses.

     We use third party service providers for claims processing and enrollment functions, and therefore have only limited control over data management associated with these functions.

  HEALTH CARE DEVELOPMENTS OR AN ECONOMIC DOWNTURN IN WISCONSIN MAY HARM OUR RESULTS.

     We conduct business primarily within the State of Wisconsin, and approximately 30% of our insured medical members are located in the Milwaukee metropolitan area. Therefore, our business may be more sensitive to local or state conditions, such as pricing dynamics, health care developments or general economic conditions, than organizations servicing larger, more diverse markets. For example, national competitors can subsidize losses in the Wisconsin market with profits from other markets in which they operate. We may be competitively disadvantaged, or otherwise harmed, by our Wisconsin focus. We are not dependent on a small number of major contracts.

  OUR INVESTMENT PORTFOLIO IS SUBJECT TO VARYING ECONOMIC AND MARKET CONDITIONS, AS WELL AS REGULATION.

     We depend on our investment portfolio as a source of liquidity to pay medical claims and fund other expenses. Returns on our investment portfolio also have historically contributed significantly to our net income. Our investment portfolio consists primarily of fixed maturity securities, short-term investments and indexed mutual funds. The market value of our investments varies from time to time depending on factors relating specifically to the issuers of the securities as well as to more general factors such as prevailing interest rates and economic and market conditions. Fluctuations in the market value of our investment portfolio could adversely affect our liquidity. These fluctuations could also reduce our investment return or result in losses when we sell investments to fund our cash needs, which could adversely affect our overall profitability.

     Our regulated subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. While we have adopted an investment policy intended to facilitate compliance with statutory and regulatory requirements, our failure to comply with these laws and regulations might cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and risk-based capital, and, in some instances, require the sale of those investments.

  A DOWNGRADE IN OUR SUBSIDIARIES' RATINGS MAY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     In February 2002, A.M. Best downgraded its rating of our insurance subsidiaries to B+ ("Very Good," which is the 6th highest rating out of 16 categories). A.M. Best ratings evaluate an insurer's financial strength and ability to pay claims. A.M. Best ratings are not recommendations to buy, sell or hold securities. The A.M. Best rating principally impacts our ability to underwrite workers' compensation business. When the rating of United Wisconsin Insurance Company, which underwrites our workers' compensation product, was downgraded from A- ("Excellent," which is the 4th highest rating out of 16 categories) to B++ ("Very Good," which is the 5th highest rating out of 16 categories) in June 2001, we arranged with a reinsurer to use its insurance company, which had an A+ ("Superior," which is the 2nd highest rating out of 16 categories) rating by A.M. Best, to serve as underwriter for customers that required the higher rating for their workers' compensation coverage. In exchange for the use of the reinsurer's license, we were required to increase the portion of the workers compensation business ceded to the underwriter from 20% to 35%. We intend to continue to write workers' compensation insurance, but any future downgrade of the rating of our subsidiaries, should one occur, or our inability to access an "A" rated underwriter on acceptable terms, could negatively impact our ability to underwrite workers' compensation business to customers that require the "A" rating for their workers' compensation coverage.

  WE CONDUCT BUSINESS IN A HEAVILY REGULATED INDUSTRY, AND CHANGES IN REGULATIONS OR VIOLATIONS OF REGULATIONS COULD SIGNIFICANTLY HARM US.

     Our business is heavily regulated on federal, state and local levels as we discuss under "Business -- Regulation." For example, we need to obtain and maintain regulatory approvals to market many of our products. Delays in obtaining or failure to obtain or maintain these approvals could significantly harm us.

     We are also subject to various governmental reviews, audits and investigations designed to monitor our compliance with applicable rules and regulations. Any adverse investigation, audit results or sanctions could result in:

     - damage to our reputation in various markets;

     - increased difficulty in selling our products and services;

     - loss of a license to act as an insurer or HMO or to otherwise provide a service;

     - loss of the right to participate in various federal programs, including the Medicare supplement programs; or

     - imposition of fines, penalties and other sanctions.

     Legislation or other regulatory reform that increases the regulatory requirements imposed on us may significantly harm our business or results of operations in the future. Legislative or regulatory changes that could significantly harm us and our subsidiaries include:

     - legislation that holds insurance companies, HMOs or managed care companies liable for adverse consequences of medical decisions;

     - limitations on premium levels;

     - increases in minimum capital, reserves and other financial viability requirements;

     - impositions of fines or other penalties for the failure to promptly pay claims;

     - prohibitions or limitations on provider financial incentives and provider risk-sharing arrangements;

     - imposition of more stringent standards of review of our coverage determinations;

     - new benefit mandates; and

     - limitations on the ability to manage care and utilization due to "any willing provider" and direct access laws that limit or eliminate product features that encourage members to seek services from contracted providers or through referral by a primary care provider.

     For example, the next session of Congress could see renewed efforts to pass some form of patient protection legislation, commonly known as Patients' Bill of Rights legislation, which may incorporate some of the provisions described above. We cannot predict the impact of this legislation, if adopted, on our business.

     A portion of our revenues relate to Medicare supplement programs. Changes in these programs, particularly changes affecting enrollment or changes in premium payment or reimbursement levels, could significantly harm our business and decrease our profitability.

  AS A MEDICARE FISCAL INTERMEDIARY, OUR UNITED GOVERNMENT SERVICES SUBSIDIARY IS SUBJECT TO COMPLEX REGULATIONS. IF IT FAILS TO COMPLY WITH THESE REGULATIONS, IT MAY BE EXPOSED TO CRIMINAL SANCTIONS AND SIGNIFICANT CIVIL PENALTIES.

     Our United Government Services subsidiary serves as a fiscal intermediary for the Medicare program. The laws and regulations governing fiscal intermediaries for the Medicare program are complex and subject to interpretation and can expose a fiscal intermediary to penalties for non-compliance. Fiscal intermediaries may be subject to criminal fines, civil penalties or other sanctions as a result of periodic audits or reviews. Other companies in this business have recently been subject to significant fines and censures for non-compliance. While we believe that we are in compliance in all material respects with the regulations governing fiscal intermediaries, we cannot assure you of this.

  COSTS OF COMPLIANCE WITH PRIVACY LAWS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") includes administrative provisions imposing significant new requirements relating to maintaining the privacy of medical information ("Privacy"), establishing uniform health care provider and employer identifiers, requiring use of standardized transaction formats ("Transactions") and seeking protections for confidentiality and security of patient data ("Security"). While the implementation deadlines for Privacy and Transactions occur in 2003, there is no implementation deadline for Security at this time because the Department of Health and Human Services has not issued final Security regulations. The law is far-reaching and complex, and proper interpretation and practice under the law continue to evolve.

Consequently, our efforts to measure, monitor and adjust our business practices to comply with HIPAA are ongoing. Compliance with HIPAA could require us to make significant changes to our operations and failure to comply could subject us to civil and criminal penalties. The costs of complying with HIPAA are likely to be substantial.

  WE ARE SUBJECT TO LITIGATION, INCLUDING LITIGATION BASED ON NEW OR EVOLVING LEGAL THEORIES, THAT COULD SIGNIFICANTLY AFFECT OUR RESULTS OF OPERATIONS.

     Due to the nature of our business, we are subject to a variety of legal actions relating to our business operations, including:

     - disputes over coverage or claims adjudication;

     - vicarious liability for medical malpractice claims;

     - disputes with our providers or agents over compensation and termination of contracts;

     - disputes related to our non-risk business, including actions alleging breach of fiduciary duties, claim administration errors or other violations of federal or state laws;

     - customer audits of our compliance with our plan obligations; and

     - disputes with taxing authorities regarding our tax liabilities.

     In addition, plaintiffs continue to bring new types of legal claims against managed care companies. Recent court decisions and legislative activity increase our exposure to these types of claims. In some cases, plaintiffs may seek class action status and substantial economic, non-economic or punitive damages. The loss of even one of these claims, if it resulted in a significant damage award, could have a significant adverse effect on our financial condition or results of operations. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on the managed care industry in general or on us in particular. We believe we have made adequate reserves in our financial statements against all litigation known to us, but we cannot be certain our estimates of probable outcomes of such litigation will prove to be accurate.

     We currently have, and expect to maintain, liability insurance coverage for some of the potential legal liabilities we may incur. Potential liabilities that we incur may not, however, be covered by insurance, our insurers may dispute coverage, our insurers may be unable to meet their obligations or the amount of our insurance coverage may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost effective basis, if at all.

     We are also subject to other types of claims and potential claims, which could have a material adverse effect on our financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and
"Business -- Management Information Systems."

  AS A HOLDING COMPANY, WE ARE DEPENDENT ON DIVIDENDS FROM OUR SUBSIDIARIES.

     We are a holding company whose assets consist largely of the outstanding shares of common stock of our subsidiaries. As a holding company, we depend on dividends from our insurance company subsidiaries. Our insurance subsidiaries are limited in the amount of dividends that may be paid to us without the approval of the OCI. "See Business -- Insurance Regulations." Our ability to pay our shareholders dividends in the future and meet our obligations, including paying operating expenses and debt service on our outstanding and future indebtedness, will depend upon the receipt of dividends from our subsidiaries. An inability of our subsidiaries to pay dividends in the future in an amount sufficient for us to meet our financial obligations may materially adversely affect our business, financial condition and results of operations.

  PROVISIONS IN OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION AND BYLAWS AND WISCONSIN LAW MAY PREVENT US FROM BEING SOLD TO A THIRD PARTY, AND MAY LIMIT OR ELIMINATE INCREASES IN STOCK PRICE BASED ON "TAKEOVER" SPECULATION.

     Our Amended and Restated Articles of Incorporation and Bylaws include provisions required by the Association for its for-profit licensees, which the Association designed to protect the independence of its for-profit licensees from any single shareholder. These provisions include ownership limitations that prohibit institutional investors from owning 10% or more of the voting power of our outstanding securities and prohibit other investors from owning 5% or more of the voting power of our outstanding securities. The approximately 75% of our outstanding shares owned by the Foundation are exempt from these limitations; however, at least 80% of our directors must be independent directors who are not affiliated or associated with the Foundation or any shareholder that owns our shares in excess of the ownership limits.

     These provisions may make it more difficult for a third party to acquire us in a transaction that our board of directors has not negotiated or approved but in which our shareholders may receive a premium for their shares. Also, these provisions can deter a party from acquiring a significant ownership position in us prior to submitting an offer to our board of directors, and, as a result, our common stock may trade at lower prices relative to other companies that do not have similar ownership limitations in their charter documents.

     In addition, Wisconsin insurance law prohibits any person from acquiring control of us, and thus indirect control of our insurance subsidiaries, without the prior approval of the OCI. Any purchaser of 10% or more of the voting securities of a corporation is presumed to have acquired control of the corporation unless the OCI determines otherwise. Therefore, even if the provisions of our Amended and Restated Articles of Incorporation and Bylaws described above were amended, repealed or held to be unenforceable, any person wishing to acquire control of us or of any substantial portion of our outstanding shares, with or without the approval of our board of directors or shareholders, would first be required to obtain the approval of the OCI.

  REGISTRATION RIGHTS OF THE FOUNDATION AND THE OVERSIGHT OF THE OCI MAY INHIBIT OUR ABILITY TO RAISE FUNDS THROUGH EQUITY OFFERINGS.

     We may desire the flexibility to raise funds quickly by selling our common stock in the equity markets for general corporate purposes or to take advantage of acquisition and other investment opportunities that may arise in the future. The Registration Rights Agreement that we entered into with the Foundation in the Combination (which we describe in "Background of the Company") could limit or make more difficult our ability to raise funds through equity offerings.

     In addition, under the OCI order issued in connection with the Combination, we are required to obtain the approval of the OCI prior to any issuance of our common stock. This approval is required until the OCI determines that its oversight is no longer necessary to protect the Foundation against improper dilution of its equity interest.

     Our failure to raise additional equity capital when required could:

     - restrict our future growth, both internally and through acquisitions;

     - inhibit our ability to invest in technology and other products and services that we may need;

     - adversely affect our ability to compete in the markets we serve; and

     - restrict the availability of capital for our subsidiaries.

  OUR DIRECTORS ARE GENERALLY ABLE TO CONTROL THE OUTCOME OF MATTERS, OTHER THAN CHANGE OF CONTROL PROPOSALS, THAT ARE SUBMITTED TO OUR SHAREHOLDERS FOR A VOTE AS LONG AS THE FOUNDATION BENEFICIALLY OWNS A SUBSTANTIAL PERCENTAGE OF THE OUTSTANDING SHARES OF OUR COMMON STOCK.

     The Foundation beneficially owns approximately 75% of the outstanding shares of our common stock. The Foundation has placed all of its shares in a voting trust for a trustee to vote and dispose of under the terms of the Voting Trust and Divestiture Agreement.

     The trustee of the voting trust must, as a general matter, vote all of the Foundation's shares held in the voting trust as directed by a majority of our independent directors and a majority of all of our directors on all proposals or matters that may come before our shareholders, except for matters relating to proposed combination and sale transactions if our shareholders will not own a majority of the shares of the resulting company. Thus, except for votes relating to business combination or sale transactions, so long as the Foundation beneficially owns a number of shares sufficient to control the outcome of a shareholder vote and more than 20% of our outstanding shares, our board of directors will be able to control the outcome of most matters brought before our shareholders for a vote. In addition, so long as the Foundation beneficially owns more than 20% of our outstanding shares, any amendment to the Articles of Incorporation or Bylaws requires approval by the OCI.

     In any election of directors, the trustee of the voting trust must vote the Foundation's shares in favor of each nominee approved by a majority of our directors who are deemed to be "independent" under the Association's standards and a majority of all of our directors. As a result, our directors will likely be able to ensure their re-election and designate their successors for as long as the Foundation owns a substantial number of shares of our common stock.

  WE WILL NOT BE ABLE TO SELL OR MERGE WITHOUT THE APPROVAL OF THE FOUNDATION AS LONG AS THE FOUNDATION BENEFICIALLY OWNS 50% OR MORE OF THE OUTSTANDING SHARES OF OUR COMMON STOCK.

     Any acquisition of Cobalt will require the approval of our board of directors and the holders of a majority of the shares of our common stock. As long as the Foundation beneficially owns more than 50% of our common stock, it will be able, by itself, to block any such proposed transaction even if our board of directors and other shareholders would otherwise favor the transaction. In addition, for so long as the Foundation beneficially owns at least 20% of our outstanding shares, we must consult with the Foundation prior to soliciting, or upon receiving, a business combination proposal which, if consummated, would result in our then existing shareholders owning less than a majority of the outstanding shares of the resulting company. The Foundation is expected to vote its shares of our common stock on proposed merger and sale transactions based upon its best interests. The interests of the Foundation in a merger or sale transaction may be different from the interests of other shareholders.

  TRADING VOLUME FOR OUR COMMON STOCK HAS BEEN LIMITED, AND SIGNIFICANT SALES OF OUR COMMON STOCK BY THE FOUNDATION, OR THE EXPECTATION OF THESE SALES, COULD CAUSE OUR STOCK PRICE TO FALL.

     From the completion of the Combination on March 23, 2001 through December 31, 2002, the average daily trading volume of our common stock was 48,800 shares per day. Given the limited trading volume of our common stock, significant sales of our common stock by the Foundation, or the expectation of these sales, could cause our stock price to fall.

     The Foundation is obligated to reduce its ownership of our common stock to certain levels by specified dates, as described in "Agreements with the Foundation -- Certain Agreements Executed in Connection with the
Combination -- Voting Trust and Divestiture Agreement." For instance, by March 23, 2004, the Foundation must sell approximately 10.5 million shares of our common stock. If the Foundation fails to meet its divestiture requirements, we are entitled to arrange for the sale of the Foundation's shares. The Foundation has the right to require us to periodically file registration statements covering sales of stock by the Foundation, as described under "Agreements with the Foundation -- Certain Agreements Executed in Connection with the Combination -- Registration Rights Agreement."

  OUR STOCK AND THE STOCKS OF OTHER COMPANIES IN THE HEALTH CARE INDUSTRY ARE SUBJECT TO STOCK PRICE AND TRADING VOLUME VOLATILITY.

     From time to time, the stock price and the number of shares traded of companies in the health care industry experience periods of significant volatility. Company-specific issues and developments generally in the health care industry and in the regulatory environment may cause this volatility. Our stock price may fluctuate in response to a number of events and factors, including:

     - quarterly variations in operating results;

     - changes in financial estimates and recommendations by securities analysts;

     - operating and stock price performance of other companies that investors may deem comparable;

     - press releases or publicity relating to us or our competitors or relating to trends in our markets;

     - acquisitions and financings in our industry; and

     - sales of stock by insiders.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares of our common stock by the Foundation in this offering.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange under the symbol "CBZ." The following table sets forth the per share high and low sale prices for our common stock as reported on the New York Stock Exchange for the periods presented. No cash dividends were paid during any of these periods. Prior to March 31, 2001, we were named United Wisconsin Services, Inc., and our common stock traded on the New York Stock Exchange under the symbol "UWZ." You can read more about the Combination and our history under "Background of the Company."

                                                                HIGH     LOW
                                                               ------   ------
2001:
     First Quarter..........................................   $ 7.99   $ 3.38
     Second Quarter.........................................     8.00     4.90
     Third Quarter..........................................     9.05     4.37
     Fourth Quarter.........................................     7.00     3.99
2002:
     First Quarter..........................................   $ 9.05   $ 5.33
     Second Quarter.........................................    23.45     8.65
     Third Quarter..........................................    23.40    14.11
     Fourth Quarter.........................................    18.70    12.15
2003:
     First Quarter (through February 3, 2003)...............   $14.80   $12.44

     As of January 20, 2003, there were 194 shareholders of record of our common stock. Based on information obtained from our transfer agent and from participants in security position listings and otherwise, we have reason to believe there are more than 1,700 beneficial owners of shares of our common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2002. You should read this information in conjunction with our consolidated financial statements beginning on page F-1, including the notes to our consolidated financial statements.

                                                              SEPTEMBER 30, 2002
                                                              ------------------
                                                                (IN THOUSANDS)
Current portion of long-term debt...........................       $  3,000
Long-term debt, excluding current portion...................         25,000
                                                                   --------
          Total.............................................         28,000
                                                                   --------
Shareholders' equity:
  Common stock, no par value; 75,000,000 shares authorized;
     41,503,869 shares issued and outstanding(1)............        259,309
  Accumulated earnings......................................         18,291
  Accumulated other comprehensive loss......................          7,664
                                                                   --------
Total shareholders' equity..................................        285,264
                                                                   --------
Total capitalization........................................       $313,264
                                                                   ========

---------------

(1) Excludes 3,874,712 shares issuable upon exercise of options granted by us under our equity incentive plan at a weighted average exercise price of $8.92 per share, of which 1,622,987 shares at a weighted average exercise price of $8.17 per share were exercisable.

                           BACKGROUND OF THE COMPANY

     Cobalt Corporation was formed in March 2001 and is the successor to substantially all of the operations of (i) Blue Cross & Blue Shield United of Wisconsin, which we refer to as "BCBSUW," and (ii) United Wisconsin Services, Inc., which was a publicly traded subsidiary of BCBSUW listed on the New York Stock Exchange under the symbol "UWZ" and which we refer to as "UWS."

     BCBSUW was formed in 1939 as a non-stock, not-for-profit service insurance corporation, and since that time has operated as a health insurer licensed by the Association to make exclusive use of the Association's names and service marks in Wisconsin. In 1991, in order to gain increased access to capital markets, BCBSUW contributed certain of its managed health care operations (including its HMO operations) to UWS, its wholly-owned for-profit subsidiary. Through public stock offerings completed in 1991, 1994 and 1995, BCBSUW reduced its ownership of UWS stock to approximately 49% by February 1995.

     In March 2001, the operations of BCBSUW and UWS were combined in a series of transactions that we refer to as the "Combination." In these transactions, BCBSUW converted from a non-profit to a shareholder-owned business, contemporaneous with an exchange agreement approved by the Association and the OCI. Under the exchange agreement:

     - BCBSUW converted its form from a non-stock service insurance corporation to a stock insurance corporation;

     - BCBSUW issued all of its outstanding stock to the Foundation, a charitable organization formed for the purpose of receiving the stock of BCBSUW;

     - the Foundation transferred all of the stock of BCBSUW to UWS (making BCBSUW a wholly-owned subsidiary of UWS), in exchange for 31,313,390 shares of our newly issued common stock; and

     - the combined entity changed its name to "Cobalt Corporation."

     As a result of the Combination, BCBSUW is now one of our wholly-owned subsidiaries, and, as of December 31, 2002, the Foundation owned approximately 75% of our outstanding common stock.

     As required under accounting principles generally accepted in the United States, we accounted for the Combination as a purchase by BCBSUW of the shares of UWS common stock which it did not own before the Combination. As a result, the financial statements and related information contained in and incorporated by reference into this prospectus supplement and the accompanying prospectus reflect the business and assets of BCBSUW (rather than UWS) before March 31, 2001, and the combined businesses of BCBSUW and UWS after that date.

     In connection with the Combination, the Association rules required the Foundation to deposit all of its shares of our common stock into a voting trust and to sell its shares within prescribed time periods. Accordingly, we, the Foundation and Marshall & Ilsley Trust Company, as trustee, have entered into a Voting Trust and Divestiture Agreement, which is summarized under "Agreements With Foundation -- Certain Agreements Executed in Connection with the Combination -- Voting Trust and Divestiture Agreement."

     We also entered into a Registration Rights Agreement with the Foundation in connection with the Combination. Under the Registration Rights Agreement, we agreed, subject to various terms and conditions, to register with the Securities and Exchange Commission the Foundation's shares of our common stock for sale to the public over a period of time, and the Foundation has granted us the right to buy shares of our common stock from the Foundation in some cases. The Registration Rights Agreement is summarized in more detail under "Agreements With Foundation -- Certain Agreements Executed in Connection with the Combination -- Registration Rights Agreement."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     We derived the following selected consolidated financial and operating data from our consolidated financial statements. You should read these data in conjunction with our consolidated financial statements, the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included and incorporated by reference in this prospectus supplement and the accompanying prospectus.

     The following selected consolidated financial balance sheet data as of December 31, 2000 and 2001 and selected consolidated financial statement of operations data for the three years ended December 31, 2001 are derived from our consolidated financial statements, which are included and incorporated by reference in this prospectus supplement and the accompanying prospectus and have been audited by Ernst & Young LLP, our independent auditors. The selected consolidated financial balance sheet data as of December 31, 1999 and 1998 and selected consolidated financial statement of operations data for the two years ended December 31, 1998 are derived from audited consolidated financial statements not included in this prospectus supplement or the accompanying prospectus. The selected consolidated financial balance sheet data as of December 31, 1997 are derived from unaudited financial statements.

     The financial data as of September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine-month periods ended September 30, 2002 and 2001 are not necessarily indicative of the results that may be expected for the entire years ending December 31, 2002 and 2001.

     For financial reporting purposes, the Combination is treated as a reverse purchase transaction, whereby BCBSUW becomes the acquirer and reporting entity. Therefore, the accompanying selected consolidated financial data present the combined balance sheet data of both BCBSUW and UWS as of December 31, 2001 and September 30, 2002, including purchase accounting adjustments for the Combination. The selected consolidated balance sheet data presented prior to March 31, 2001 represents only the accounts of BCBSUW, accounting for BCBSUW's investment in UWS and AMSG as investments in affiliates. The selected consolidated statement of operations data for the year ended December 31, 2001, report the operations of BCBSUW and post-combination UWS, with BCBSUW's investment in AMSG continuing to be accounted for as an investment in affiliate. For the nine-month period ended September 30, 2001 and each of the four years ended December 31, 2000, the selected consolidated statement of operations data represent only the operating results of BCBSUW, accounting for BCBSUW's investment in UWS and AMSG as investments in affiliates.

                                                                                                            NINE MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,                               SEPTEMBER 30,
                                  -------------------------------------------------------------------   -------------------------
                                     1997          1998          1999          2000          2001          2001          2002
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                     (UNAUDITED)
STATEMENT OF OPERATIONS DATA(1):
Revenues:
  Premiums......................  $   345,903   $   361,965   $   418,949   $   538,080   $ 1,255,391   $   886,631   $ 1,021,832
  Government contract fees......       23,333        31,667        52,259        70,305       117,192        88,827        85,155
  Other.........................       20,606        25,302        25,970        24,715        40,655        30,073        35,993
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
      Total health services
        revenue.................      389,842       418,934       497,178       633,100     1,413,238     1,005,531     1,142,980
  Investment results(2).........       18,347        13,501        18,510         9,583        12,482         9,020        11,263
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total revenues..........      408,189       432,435       515,688       642,683     1,425,720     1,014,551     1,154,243
Expenses:
  Medical and other benefits....      297,979       297,885       376,814       497,822     1,119,218       793,913       876,971
  Selling, general,
    administrative and other....      119,036       133,153       158,187       176,878       303,208       219,115       238,461
  Interest......................          215           115           553           300           561           441           359
  Amortization of goodwill......           --            --           191           622         5,136         3,231            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total expenses..........      417,230       431,153       535,745       675,622     1,428,123     1,016,700     1,115,791
Operating income (loss) from
  continuing operations.........       (9,041)        1,282       (20,057)      (32,939)       (2,403)       (2,149)       38,452
Gain (loss) from investment in
  affiliates, net of tax:
  Investment in UWS(3)..........        6,857         6,858       (12,711)       (7,604)          434           434            --
  Investment in AMSG and
    other.......................           --        (2,867)       (9,979)        1,078       (23,158)          (46)       15,320
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total gain (loss) from
          investment in
          affiliates, net.......        6,857         3,991       (22,690)       (6,526)      (22,724)          388        15,320
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Pretax income (loss) from
  continuing operations.........       (2,184)        5,273       (42,747)      (39,465)      (25,127)       (1,761)       53,772
Income tax expense (benefit)....       (2,785)          (78)           --           548        (1,871)          193         3,878
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) from continuing
  operations....................          601         5,351       (42,747)      (40,013)      (23,256)       (1,954)       49,894
Income from discontinued
  operations....................           --            --            --            --           951           499         8,938
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss)...............  $       601   $     5,351   $   (42,747)  $   (40,013)  $   (22,305)  $    (1,455)  $    58,832
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Diluted earnings (loss) per
  share(4)(5):
  Continuing operations.........  $      0.02   $      0.17   $     (1.37)  $     (1.28)  $     (0.61)  $     (0.05)  $      1.19
  Discontinued operations.......           --            --            --            --          0.03          0.01          0.21
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total diluted earnings
          (loss) per share......  $      0.02   $      0.17   $     (1.37)  $     (1.28)  $     (0.58)  $     (0.04)  $      1.40
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Weighted average shares
  outstanding:
        Diluted(4)(5)...........   31,313,390    31,313,390    31,313,390    31,313,390    38,434,459    37,722,313    42,091,041
OPERATING STATISTICS(1):
BCBSUW insured medical loss
  ratio(6)......................          N/A           N/A          90.5%         93.5%         85.7%         85.7%         84.6%
UWS insured medical loss
  ratio(7)......................          N/A           N/A          99.1%         95.2%         94.4%         94.8%         89.5%
Total consolidated loss
  ratio(8)......................         86.1%         82.3%         89.9%         92.5%         89.2%         89.5%         85.8%
Net income (loss) margin(9).....          0.1%          1.2%         (8.3)%        (6.2)%        (1.6)%        (0.2)%         4.3%

                                                                      AS OF DECEMBER 31,                      AS OF SEPTEMBER 30,
                                                    -------------------------------------------------------   -------------------
                                                       1997         1998       1999       2000       2001            2002
                                                    -----------   --------   --------   --------   --------   -------------------
                                                    (UNAUDITED)                (IN THOUSANDS)                     (UNAUDITED)
BALANCE SHEET DATA(1):
Cash and investments(10)..........................   $104,261     $109,447   $ 57,383   $ 45,678   $243,368        $422,988
Note receivable from affiliate(11)................     70,000       70,000     70,000     70,000         --              --
Total assets......................................    392,699      443,186    381,400    394,205    727,322         846,804
Long-term debt, including current portion.........         --           --         --         --      7,500          28,000
Total shareholders' equity........................    245,857      250,991    200,109    168,943    208,222         285,264

---------------

 (1) Prior to March 31, 2001, data reflect only the operations of BCBSUW, accounting for UWS and AMSG as investments in affiliates.

 (2) Includes realized investment gains and losses, interest and dividends, excluding investments in affiliates.

 (3) Subsequent to March 31, 2001, UWS operations are consolidated with BCBSUW.

 (4) When we report a net loss, potentially dilutive securities are not included in the calculation of earnings per share because their inclusion would have an antidilutive effect.

 (5) The 31,313,390 shares of our common stock issued to the Foundation in the Combination were used to calculate earnings per share for all periods prior to March 31, 2001.

 (6) Includes only the BCBSUW insured medical business.

 (7) Includes only the CompcareBlue, Valley and Unity insured medical business.

 (8) Includes all insured products (medical, dental, disability, etc.) UWS is included in all periods subsequent to March 31, 2001. Prior to March 31, 2001, the ratio is based on BCBSUW only.

 (9) Represents net income (loss) from continuing operations as a percentage of total revenues.

(10) Excludes investments in affiliates.

(11) The note receivable from affiliate was satisfied in full effective October 1, 2002, and was eliminated in consolidation as of March 31, 2001.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following presents our management's discussion and analysis of our financial condition and results of operations as of the dates and for the periods indicated. You should read this discussion in conjunction with our consolidated financial statements and notes thereto which begin on page F-1 and the information set forth under the caption "Risk Factors." This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ significantly from those anticipated in these forward-looking statements. See the information set forth under the caption "Forward-Looking Statements" in the accompanying prospectus.

OVERVIEW

     Based on the OCI's market share reports for 2001, we are the leading managed care company in Wisconsin, offering a portfolio of managed care and insurance products to employers, individuals and government entities. We have an exclusive license to utilize the Blue Cross and Blue Shield names and service marks in the State of Wisconsin, giving us a unique position in that geographic market. As of September 30, 2002, we serviced 596,139 lives in our health insurance operations and 338,825 lives in our dental insurance programs.

     During 1999 and 2000, we experienced large operating losses. These losses were due primarily to our Medicare+Choice line of business and the self-funded business. Additionally, UWS reported losses arising from its federal employee contracts and a conversion of certain of its provider arrangements from capitation to a fee for service model. In addition, during this period we experienced difficulties in implementing new information systems, which impaired our ability to identify trends indicating increasing medical costs, leading to writing unprofitable contracts. These factors led to increased medical loss ratios and resulting losses. In addition, the resulting adverse effect on our capital position led to discussions with the OCI and the Association regarding our plans for capital improvement.

     To address these issues, we developed a plan to improve our core business while divesting non-core businesses and assets. In our core business, we focused on:

     - discontinuing unprofitable business lines;

     - repricing or terminating unprofitable customer contracts;

     - improving underwriting techniques and pricing products appropriately to reflect underlying cost trends;

     - negotiating improved terms in our provider contracts; and

     - bolstering management in key areas, including the Milwaukee market.

     In implementing this plan, we exited the Medicare+Choice line of business as of January 1, 2002 and elected to not renew certain unprofitable customer contracts. We have also strengthened our senior actuarial and underwriting staff, adopted more stringent underwriting standards and applied these standards to achieve better pricing for new contracts, as well as those contracts up for renewal. In addition, we have negotiated more favorable provider contracts and have improved our product mix by increasing enrollment in our Medicare supplement business and reducing unprofitable self-funded membership.

     We have divested certain non-core assets. We sold our behavioral health and medical management subsidiary, Innovative Resource Group, for $27 million, resulting in a pre-tax gain of approximately $11 million. Additionally, during 2002 we reduced our investment in AMSG common stock from 45% of the shares outstanding to approximately 11%, raising net cash proceeds of approximately $73.9 million and resulting in a pre-tax gain of approximately $11 million, while relieving us of our statutory capital requirement relating to AMSG. On January 3, 2003, we sold our remaining shares of AMSG common stock for net cash proceeds of $18.7 million and a pre-tax gain of approximately $0.3 million.

     Through this strategy, we have improved our core operations. Although resulting in decreased membership and premium revenue for BCBSUW and our HMOs, our strategy has substantially improved loss ratios and overall profitability. Our net income from continuing operations improved to $49.9 million for the first nine months of 2002 from net losses of $42.7 million in 1999, $40.0 million in 2000 and $23.3 million in 2001. By 2001, we were experiencing significant improvement in our core operations, although we nonetheless recorded a substantial net loss, principally due to a $25.2 million writedown of our minority investment in AMSG. We intend to continue our strategy of focusing on our core business and seeking ways to divest additional non-core assets and unprofitable business.

     For financial reporting purposes, we have been able to reduce income tax expense through utilization of net operating loss carryforwards. As a result of our recent profitability, including gains on the sale of Innovative Resource Group and common stock of AMSG, we anticipate that we will exhaust our net operating loss carryforwards during the fourth quarter of 2002. At such time, we will begin accruing income tax expense at the statutory rate of approximately 40%.

CAPITATED AND OTHER SERVICE ARRANGEMENTS

     CompcareBlue, Valley and Unity utilize capitation and risk-sharing programs with certain physician groups and hospitals to manage the cost of health care provided to members. BCBSUW has not employed capitation or risk sharing arrangements to any significant extent. Capitation is an arrangement whereby we pay medical providers a set fee per member per month in exchange for providing health care services.

     As of December 31, 1999 and 2000 and for the years then ended, medical and other benefits expense in the Consolidated Statements of Operations and medical and other benefits payable in the Consolidated Balance Sheets do not include any significant amounts relating to capitated arrangements as these periods were prior to the Combination. For the year ended December 31, 2001, medical and other benefits expense included $94.3 million relating to capitated medical and dental arrangements, representing 8% of the total medical and other benefits expense, and medical and other benefits payable at December 31, 2001 included $4.3 million relating to capitated arrangements. For the nine months ended September 30, 2002, medical and other benefits expense included $94.1 million relating to capitated medical and dental arrangements, representing 11% of total medical and other benefits expense, and medical and other benefits payable at September 30, 2002 included $1.3 million relating to capitated arrangements.

     Approximately 50% of the insured medical benefits provided by CompcareBlue, Valley and Unity were provided under capitated arrangements in 1999. In 2000, this number decreased to 28%, and in 2001 this number decreased to 14%. For BCBSUW insured medical business no significant benefits were provided under capitated arrangements during 1999 through 2002.

     Costs associated with providing risk-sharing arrangements represented less than 1% of total medical and other benefits expense for all periods presented and for the nine months ended September 30, 2002.

SUMMARY OF MEMBERSHIP, REVENUE AND RATIOS

     In the discussion to follow, the number of "members" is equivalent to the number of persons covered by contracts in force. Member equivalents relating to individuals who access medical care under the BlueCard program are not included.

                                                         AS OF DECEMBER 31,          AS OF SEPTEMBER 30,
                                                    -----------------------------   ---------------------
                                                     1999      2000       2001        2001        2002
                                                    -------   -------   ---------   ---------   ---------
Membership at end of period:
  Insured medical products........................  221,266   255,289     530,480     540,324     460,901
  Self-funded medical products....................  218,873   184,819     131,671     130,449     135,238
  Self-funded dental products.....................   79,926    50,785      37,975      37,199      35,000
  Specialty managed care products and services....  151,471   145,955     592,566     593,967     556,982
                                                    -------   -------   ---------   ---------   ---------
     Total membership.............................  671,536   636,848   1,292,692   1,301,939   1,188,121
                                                    =======   =======   =========   =========   =========

                                                                                     NINE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                               --------------------------------   -----------------------
                                                 1999       2000        2001       2001(1)        2002
                                               --------   --------   ----------   ----------   ----------
                                                             (IN THOUSANDS, EXCEPT RATIOS)
Revenue:
  Insured medical products...................  $392,583   $510,638   $1,150,420   $  814,253   $  922,658
  Self-funded products.......................    25,970     24,716       28,067       21,136       22,957
  Specialty managed care products and
     services................................    27,774     29,922      142,009       97,624      137,266
  Government services........................    52,259     70,305      117,192       88,827       85,155
  Other operations(2)........................    (1,408)    (2,481)     (24,450)     (16,309)     (25,056)
                                               --------   --------   ----------   ----------   ----------
     Total health services revenue...........   497,178    633,100    1,413,238    1,005,531    1,142,980
  Investment results.........................    18,510      9,583       12,482        9,020       11,263
                                               --------   --------   ----------   ----------   ----------
     Total...................................  $515,688   $642,683   $1,425,720   $1,014,551   $1,154,243
                                               ========   ========   ==========   ==========   ==========
Health services revenue (as a percentage of
  the total):
  Insured medical products...................      79.0%      80.7%        81.4%        81.0%        80.7%
  Self-funded products.......................       5.2        3.9          2.0          2.1          2.0
  Specialty managed care products and
     services................................       5.6        4.7         10.0          9.7         12.0
  Government services........................      10.5       11.1          8.3          8.8          7.5
  Other operations(2)........................      (0.3)      (0.4)        (1.7)        (1.6)        (2.2)
                                               --------   --------   ----------   ----------   ----------
     Total...................................     100.0%     100.0%       100.0%       100.0%       100.0%
                                               ========   ========   ==========   ==========   ==========
Insured medical product ratios:
  Loss ratio(3)..............................      90.5%      93.5%        90.7%        91.0%        87.2%
  Selling, general, administrative and other
     expense ratio(4)........................      14.3%      12.0%         9.6%         9.6%        11.0%

---------------

(1) Excludes UWS operating results for the three months ended March 31, 2001.

(2) Consists primarily of intracompany eliminations.

(3) Insured medical benefit as a percentage of insured medical product revenue.

(4) Insured selling, general, administrative and other expenses as a percentage of insured medical product revenues.

RESULTS OF OPERATIONS

     All financial data in the Results of Operations section are gross numbers and, therefore, are not net of intracompany eliminations.

  COMPARISON OF RESULTS OF NINE MONTHS ENDED SEPTEMBER 30, 2002 WITH NINE MONTHS ENDED SEPTEMBER 30, 2001

     TOTAL REVENUES

     For the nine months ended September 30, 2002, total revenues increased 13.8% to $1,154.2 million, compared to $1,014.6 million for the nine months ended September 30, 2001. This increase was due primarily to the Combination and resultant addition of the UWS business. Premium rate increases on continuing insured medical products business were another factor contributing to the increase.

     Insured Medical Products

     For the nine months ended September 30, 2002, insured medical revenue increased 13.3% to $922.7 million from $814.3 million for the nine months ended September 30, 2001. The number of insured medical members as of September 30, 2002 decreased to 460,901 from 540,324 as of September 30, 2001. The increase in premium revenue for the nine months ended September 30, 2002 is primarily due to the Combination and resultant addition of the UWS business.

     Self-Funded Products

     For the nine months ended September 30, 2002, self-funded administrative fees increased 9.0% to $23.0 million from $21.1 million for the nine months ended September 30, 2001. Self-funded membership increased slightly from 167,648 as of September 30, 2001 to 170,238 as of September 30, 2002. The significant increase in administrative fees is primarily attributable to increased volume in the BlueCard program. Under the BlueCard program, the Company does not maintain membership but receives an administrative fee and percentage of discounts for members from other Blue Plans that access medical care in Wisconsin.

     Specialty Managed Care Products and Services

     For the nine months ended September 30, 2002, specialty managed care products and services revenue increased 40.7% to $137.3 million from $97.6 million for the nine months ended September 30, 2001 due primarily to the Combination and resultant addition of the UWS business.

     Government Services

     Government services revenue for the nine months ended September 30, 2002 decreased 4.1% to $85.2 million from $88.8 million for the nine months ended September 30, 2001. In the third quarter of 2001, United Government Services incurred a one-time reimbursable expense of $1.7 million. Since United Government Services is a cost reimbursed Medicare contractor, decreases in its expenses will result in corresponding decreases in revenue.

     INVESTMENT RESULTS

     Net investment results include investment income and realized gains (losses) on the sale of investments. Net investment results for the nine months ended September 30, 2002 increased 25.6% to $11.3 million from $9.0 million for the nine months ended September 30, 2001. Included in the net investment results for the nine months ended September 30, 2002 are $0.9 million in realized investment losses recorded in the third quarter of 2002 relating to market value declines determined to be other-than-temporary. The increase in net investment results for the nine months ended September 30, 2002 is primarily due to an increase in invested assets resulting from several factors, including the addition of the UWS invested assets at the Combination, proceeds from the sale of AMSG shares during the first nine months of 2002 and proceeds from the sale of Innovative Resource Group, LLC during the first quarter of 2002. Partially offsetting the increase in investment income from invested assets was the elimination of BCBSUW investment income related to intracompany financing arrangements with UWS, subsequent to March 31, 2001, due to the Combination and a decrease in interest rates on new investment purchases. Average annual investment yields, excluding net realized gains, investment income from affiliates and other interest income, were 4.8% for the nine months ended September 30, 2002, and 6.0% for the nine months ended September 30, 2001.

     EXPENSE RATIOS

     Loss Ratio

     For the nine months ended September 30, 2002, the insured medical products loss ratio was 87.2% compared with 91.0% for the nine months ended September 30, 2001. The continued improvement in the insured medical products loss ratio is primarily due to improvement in the loss ratio for HMO business attributable to premium rate increases in 2002, which also resulted in the cancellation of unprofitable business.

     Selling, General, Administrative and Other Expense Ratio

     For our insurance subsidiaries, the selling, general, administrative and other ("SGA") expense ratio includes commissions, administrative expenses, premium taxes and other assessments and claim interest expense. For non-insurance subsidiaries, SGA includes operating expenses only.

     The insured medical products SGA expense ratio for the nine months ended September 30, 2002 was 11.0% compared with 9.6% for the nine months ended September 30, 2001. The increase in the SGA expense ratio for the nine month period ending September 30, 2002 resulted primarily from a decrease in revenue from cancellation of unprofitable business that was not matched by a decrease in staff due to efforts to maintain service levels.

     The combined loss and expense ratio for specialty managed care products and services for the nine months ended September 30, 2002 improved to 96.7% from 97.7% for the nine months ended September 30, 2001. The improvement for the nine month period ended September 30, 2002 is due to the Combination and resultant addition of the UWS specialty managed care products and services business, particularly the service related products such as subrogation, hospital bill audit and electronic claims services, which have run at a lower overall operating expense ratio than the combined loss and expense ratio for the specialty insurance lines.

     The expense ratio for government services for the nine months ended September 30, 2002 improved to 98.5% from 99.4% for the nine months ended September 30, 2001. The improved expense ratio is primarily a result of increased funding on an existing subcontract for Medicaid claim processing services. The increased funding resulted from a contract extension that became effective January 1, 2002.

     The expense ratio for self-funded products for the nine months ended September 30, 2002 improved to 90.3% from 115.8% for the nine months ended September 30, 2001. The improved expense ratio is primarily the result of an increase in the volume of business serviced under the BlueCard program. Under this program, the Company does not maintain membership but receives an administrative fee and percentage of discounts for members from other Blue Plans that access services in Wisconsin. Costs associated with servicing this business are significantly lower than the costs associated with servicing other self-funded accounts. In addition, increases in administrative fees on existing self-funded business have also contributed to the improvement in the expense ratio.

     SGA expenses recorded at the corporate holding company for the nine months ended September 30, 2002 include an accrual for a $1.0 million contribution due to the Foundation on February 1, 2003. In addition, SGA expenses for the nine months ended September 30, 2002 were offset by a favorable vendor settlement of $3.8 million recorded during the first quarter.

     OTHER EXPENSES

     As a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 on January 1, 2002, there was no goodwill amortization recorded for the nine months ended September 30, 2002. This compares with goodwill amortization of $3.2 million recorded for the nine months ended September 30, 2001. The reduction in goodwill between December 31, 2001 and September 30, 2002 reflects adjustments to the tax related goodwill recorded from the Combination. These adjustments relate to the recognition of a valuation allowance on the net deferred income tax asset that was previously recorded by UWS. The goodwill was adjusted downward during the nine months ended September 30, 2002 by $0.8 million to reflect changes in temporary differences on the related net deferred tax asset.

     INCOME (LOSS) FROM INVESTMENT IN AFFILIATES

     For the nine months ended September 30, 2002, the income (loss) from investment in affiliates improved to a gain of $15.3 million compared to $0.4 million for the nine months ended September 31, 2001. The results for the nine months ended September 30, 2002 are primarily comprised of the Company's equity in AMSG net income of $3.9 million combined with a net gain of $9.8 million on the sale of 4.4 million shares of AMSG stock during the first two quarters. In addition, the Company recognized income of $1.6 million in the second quarter of 2002, which relates primarily to its proportionate share of tax benefit recorded by Family Health Systems, Inc., a 50% owned affiliate, due to a change in tax laws regarding the carry-back of net operating losses. The results for the nine months ended September 30, 2001 are comprised primarily of BCBSUW's equity in UWS income for the three month period ended March 31, 2001 (prior to the Combination) of $0.4 million, offset by equity in an insignificant year-to-date loss for AMSG. The decrease in the investment in affiliates, net balance between September 30, 2002 and December 31, 2001 on the accompanying balance sheets results from the reclassification of the Company's investment in AMSG, which is no longer reported under the equity method of accounting due to the Company's ownership percentage in

AMSG decreasing below 20%. Effective with the June 2002 balance sheet, the investment in AMSG is reported as an available-for-sale investment at fair market value.

     INCOME (LOSS) FROM DISCONTINUED OPERATIONS

     Income from discontinued operations for the nine months ended September 30, 2002 consisted of the first quarter net operating loss of Innovative Resource Group of $0.7 million and an after-tax realized gain on the sale of Innovative Resource Group to APS Healthcare Bethesda, Inc. on March 29, 2002 in the amount of $9.6 million, including a tax-related adjustment recorded during the third quarter of 2002.

     NET INCOME (LOSS)

     For the nine months ended September 30, 2002, net income improved to a gain of $58.8 million compared to a net loss of $1.5 million for the same period in 2001. The enhanced operating results reflect improvement of $40.6 million in operating income from continuing operations, improvement of $14.9 million in income from investment in affiliates and improvement of $8.4 million in income from discontinued operations, offset by a $3.7 million increase in income taxes. The improvement in operating income from continuing operations primarily reflects improvement in the insured medical products loss ratio (resulting from exiting the Medicare+Choice program, cancellations of unprofitable business and premium rate increases), increased volume in the BlueCard program and the $3.8 million favorable vendor settlement recorded as a reduction to SGA expenses, offset by the $1.0 million contribution to the Foundation. The improvement in income from investment in affiliates reflects year-to-date net realized gains of $9.8 million on the sale of AMSG shares during both the first and second quarters of 2002, along with the $1.6 million in income related to FHS and improved 2002 operating results at AMSG. The income from discontinued operations primarily reflects the net realized gain of $9.6 million on the sale of IRG.

     As of September 30, 2002, we had federal net operating loss carry-forwards of approximately $74 million available to offset future taxable income. We have been able to reduce income tax expense through utilization of certain net operating loss carryforwards. After certain of these net operating loss carry-forwards are fully utilized, our effective tax rate will increase. For the nine months ended September 30, 2002, we recorded current tax expense of $7.6 million and a deferred tax benefit of $3.7 million. We recorded current and deferred income tax expense in the amount of $0.2 million for the nine months ended September 30, 2001.

  COMPARISON OF RESULTS OF FISCAL YEAR 2001 WITH FISCAL YEAR 2000

     The results for 2001 include the operations of the combined UWS and BCBSUW entities effective March 31, 2001 with AMSG continuing to be accounted for using the equity method. Prior to March 31, 2001, the results include the operations of BCBSUW and its investment in UWS and AMSG accounted for using the equity method. The comparison between 2001 and 2000 is largely explained by the addition of UWS results for the last three quarters of 2001 following the Combination.

     TOTAL REVENUES

     Total revenues in 2001 increased 121.8% to $1,425.7 million from $642.7 million in 2000. The increase in 2001 is due primarily to the Combination and the resultant addition of the UWS business. UWS contributed $686.8 million in revenue in 2001 or 106.9% of the total 121.8% increase for the year. Other factors contributing toward the increase in 2001 include premium rate increases on the insured medical product business, the re-pricing of self-funded products and new government fee based contracts.

     Insured Medical Products

     Insured medical revenue in 2001 increased 125.3% to $1,150.4 million from $510.6 million in 2000. The increase in 2001 is primarily due to the Combination and the resultant addition of UWS business.

     The addition of UWS premiums resulted in an increase to premium revenue for 2001 of $574.4 million or 112.5% of the total 125.3% increase. The number of insured medical members in 2001 increased 107.8% to 530,480 from 255,289 in 2000. The total membership increase of 275,191 reflects a decrease of 18,474 members in BCBSUW insured medical membership, offset by the addition of 293,665 members from the UWS insured medical business.

     Self-Funded Products

     Self-funded administrative fees in 2001 increased 13.8% to $28.1 million from $24.7 million in 2000. The increase in 2001 results from an increase of approximately 60% in the administrative fee per member per month due to the targeted re-pricing of self-funded business in order to eliminate unprofitable business. The pricing increases were offset by a reduction of 30.2% in non-HMO self-funded membership to 164,415 as of 2001 from 235,604 as of 2000.

     Specialty Managed Care Products and Services

     Specialty managed care products and services revenue in 2001 increased 374.9% to $142.0 million from $29.9 million in 2000. The increase in 2001 primarily resulted from the addition of $113.4 million in revenues from the UWS specialty business, which includes life, accidental death and dismemberment, dental, disability, workers' compensation products, along with electronic claim submission, cost containment and receivables management services. The number of specialty managed care members in 2001 increased to 592,566 from 145,955 in 2000. The total increase in membership of 446,611 reflects a decrease of 13,981 members in BCBSUW insured dental membership, offset by the addition of 460,592 members from the UWS specialty risk business.

     Government Services

     Government services revenue in 2001 increased 66.7% to $117.2 million from $70.3 million in 2000. The increase from 2000 to 2001 is attributable to significant growth in the volume of Medicare claims processed, due to being awarded additional government contracts. Effective December 1, 2000, United Government Services became the Medicare Part A Intermediary for certain additional states and U.S. territories. In addition, also effective December 1, 2000, United Government Services became the Regional Home Health Intermediary for certain additional states and U.S. territories.

     INVESTMENT RESULTS

     Net investment results in 2001 increased 30.2% to $12.5 million from $9.6 million in 2000. The addition of UWS increased 2001 investment results by $8.0 million. However, offsetting this increase was the elimination of BCBSUW investment income related to intra-company financing arrangements with UWS, subsequent to March 31, 2001, due to the Combination. This intra-company investment income amounted to $5.5 million in 2000, as compared to $1.3 million in 2001, based on the amount recorded through March 31, 2001. Average annual investment yields, excluding net realized gains, intra-company investment income and other interest income were 5.8% and 7.0% for 2001 and 2000, respectively.

     Average invested assets in 2001 increased 254.3% to $166.5 million from $47.0 million in 2000. The improvement in 2001 is primarily the result of the acquisition of UWS at the end of the first quarter of 2001, which increased our invested assets by $200.9 million as of December 31, 2001.

     At December 31, 2001, lower than investment grade bonds represented 0.4% of our investment portfolio.

     Net investment gains (losses) are realized in the normal investment process in response to market opportunities. Realized gains were $0.8 million in 2001 compared to realized losses of $0.5 million in 2000.

     EXPENSE RATIOS

     Loss Ratio

     The insured medical products loss ratio for 2001 (which consists of the BCBSUW insured medical business for the full twelve months, and the HMO business after March 31, 2001) was 90.7%, compared with 93.5% for 2000 (which includes only the BCBSUW business). The decrease in the medical loss ratio in 2001 is primarily the result of pricing increases and other cost control measures instituted in response to higher than anticipated medical utilization and cost trends. In addition, the higher loss ratio for 2000 also reflects the effect of a premium deficiency reserve of $3.6 million recorded during the second half of 2000 on the Medicare+Choice business. The premium deficiency reserve amount recorded as of December 31, 2000 represented estimated losses throughout 2001. The remainder of the premium deficiency reserve was reversed in 2001, as a result of our exiting the business effective January 1, 2002.

     The BCBSUW medical loss ratio for 2001 (excluding HMO business) was 85.7%, compared with 93.5% for 2000. This improvement is partially attributable to a reduction in the medical loss ratio in the Medicare+Choice business from 127.3% in 2000 to 94.8% in 2001, on comparable revenues. The loss ratio for 2001 for the HMO business was 94.4%, compared with 95.2% in 2000. The slight improvement is the result of our re-pricing efforts and reduction of unprofitable business.

     Selling, General, Administrative and Other Expense Ratio

     The insured medical products SGA expense ratio for 2001 was 9.6%, compared with 12.0% for 2000. The improved SGA expense ratio in 2001 is the result of additional expense control measures instituted, combined with a higher premium base in 2001 due to pricing increases. In addition, the insured medical products SGA ratio in 2000 includes the effect of a $2.4 million write-off of deferred acquisition costs related to the Medicare Risk business.

     The self-funded products expense ratio for 2001 improved to 113.9% from 144.7% in 2000. This improvement is due to continued efforts to eliminate unprofitable business through price increases.

     The specialty managed care products and services combined loss and expense ratio in 2001 improved to 98.0% compared with 100.0% for 2000. The 2000 ratio includes only the BCBSUW dental business, whereas the 2001 ratio includes both BCBSUW dental and the UWS specialty managed care products and services business. The UWS specialty business includes cost containment services and electronic claims services, which typically run at a lower overall operating expense ratio, thus improving the combined ratio.

     The expense ratio for government services in 2001 and 2000 remained constant at 99.3%.

     OTHER EXPENSES

     We have a bank line of credit, in which certain subsidiaries, excluding the corporate holding company, can participate. The line of credit permits aggregate borrowings up to $20.0 million, with company specific maximums for the participating companies. Interest expense related to the bank line of credit in 2001 and 2000 was $0.6 million and $0.3 million, respectively.

     Goodwill amortization totaling $5.1 million and $0.6 million was recorded for 2001 and 2000, respectively. Of the total $5.1 million of goodwill amortization recorded for 2001, $3.3 million relates to $65.6 million of goodwill recorded in 2001 for the Combination as a result of purchase accounting, which until the effective date of SFAS No. 142 was being amortized on a straight-line basis over a period of 15 years. In addition, the 2001 amortization expense includes amortization related to the 1999 purchase by BCBSUW of 1.4 million additional shares of UWS stock, which has been amortized on a straight-line basis over a period of 15 years. Amortization expense for 2000 included amortization related to the purchase by BCBSUW of the 1.4 million additional shares of UWS stock discussed above. In addition, goodwill amortization has been recorded for various past acquisitions of subsidiaries and additional insurance business.

     LOSS FROM INVESTMENT IN AFFILIATES

     The loss from investment in affiliates increased to $22.7 million in 2001 from $6.5 million in 2000. The $22.7 million loss in 2001 is comprised of our pro rata share of AMSG's net income of $2.0 million for 2001, BCBSUW's share of UWS income of $0.4 million for the first quarter of 2001, and other affiliate net income of $0.1 million, offset by a $25.2 million writedown of the investment in AMSG to the fair value of AMSG's common stock quoted on the New York Stock Exchange as of December 31, 2001. This writedown was deemed appropriate based on management's decision to no longer classify the investment in AMSG as a strategic long-term asset. The 2000 loss from investment in affiliates of $6.5 million is comprised of a $7.6 million loss related to UWS, offset by a $1.1 million equity share in the net income of AMSG.

     INCOME TAXES

     We recorded an income tax benefit of $1.9 million in 2001 compared to tax expense of $0.5 million in 2000. The tax benefit recorded in 2001 was greater than a benefit calculated at the federal statutory income tax rate due primarily to the reversal of an accrual during 2001 in the amount of $1.5 million that was no longer deemed necessary. This accrual had been established by United Wisconsin Services, Inc. prior to the Combination to cover estimated income tax exposures for the 1987 to 1994 tax years. Based on an analysis of tax liabilities performed at the end of 2001, management determined that the $1.5 million accrual was redundant with our full valuation allowance against net deferred tax assets, and the accrual was reversed into income.

     The income tax expense recorded in 2000 was greater than a tax benefit calculated at the federal statutory rate for 2000 due primarily to the recording of a valuation allowance of $14.9 million on net deferred tax assets during 2000. The valuation allowance was recorded because management could not conclude that it was "more likely than not" that tax benefits from the 2000 loss would be realized due to a history of prior losses at BCBSUW.

     INCOME FROM DISCONTINUED OPERATIONS

     Income from discontinued operations for 2001 of $1.0 million includes Innovative Resource Group's net operating results for the nine months ended December 31, 2001.

     NET LOSS

     Consolidated net results improved in 2001 to a loss of $22.3 million compared to a loss of $40.0 million in 2000. The $22.3 million net loss in 2001 was the combination of an operating loss of $2.4 million and a loss from investment in affiliates of $22.7 million as discussed above, offset by an income tax benefit of $2.0 million and an after-tax gain on discontinued operations of $1.0 million. The improved 2001 operating results reflect improvement in the insured loss and SGA ratios, increases in administrative fees on the self-funded business and continued growth in government contract business over the prior year.

     As of December 31, 2001, we had federal net operating loss carry-forwards of approximately $141.0 million available to offset future taxable income. A full valuation allowance has been established against net deferred tax assets. We had a current income tax benefit of $2.2 million in 2001 in conjunction with the formation of Cobalt compared to no current income tax expense or benefit in 2000. We recorded an immaterial deferred tax benefit in 2001 and a deferred tax expense of $0.5 million in 2000, which related to a valuation allowance from a prior period.

  COMPARISON OF RESULTS OF FISCAL YEAR 2000 WITH FISCAL YEAR 1999

     Results for 2000 and 1999 include the operations of BCBSUW and its investment in UWS and AMSG accounted for using the equity method.

     TOTAL REVENUES

     Total revenues in 2000 increased 24.6% to $642.7 million from $515.7 million in 1999. The increase in 2000 resulted primarily from increased membership and premium rate increases on the medical insurance business and new government contracts.

     Insured Medical Products

     Insured medical revenue in 2000 increased 30.1% to $510.6 million from $392.6 million in 1999. The increased premium is due to the number of insured medical members in 2000 increasing 15.4% to 255,289 from 221,266 in 1999, combined with increases in per member per month premium due to premium rate increases.

     Self-Funded Products

     Self-funded administrative fees in 2000 decreased 5.0% to $24.7 million from $26.0 million in 1999. The decrease in self-funded administrative fees in 2000 primarily resulted from a 21.1% decrease in self-funded membership from 298,799 in 1999 to 235,604 in 2000. The decrease in membership was offset by an increase of 20.7% in the average self-funded administrative fee per member per month. The decrease in revenue and membership is due to aggressive pricing on targeted group contracts and subsequent loss of unprofitable business.

     Specialty Managed Care Products and Services

     Specialty managed care products and services revenue in 2000 increased 7.6% to $29.9 million from $27.8 million in 1999. The number of specialty managed care members in 2000 decreased 3.6% to 145,955 from 151,471 in 1999. The slight decrease in membership was offset by premium rate increases, resulting in an overall increase in revenues.

     Government Services

     Government services revenue in 2000 increased 34.4% to $70.3 million from $52.3 million in 1999. The increase from 1999 to 2000 is largely attributed to becoming the Medicare Part A Intermediary for the states of Virginia and West Virginia as of September 1, 1999.

     INVESTMENT RESULTS

     Net investment results in 2000 decreased 48.1% to $9.6 million from $18.5 million in 1999, primarily due to a decrease in average invested assets, as discussed below. Average annual investment yields, excluding net realized gains, intra-company investment income and other interest income were 7.0% and 6.1% for 2000 and 1999, respectively.

     Average invested assets in 2000 decreased 37.9% to $47.0 million from $75.7 million in 1999. The decrease in average invested assets during 2000 is a result of cash requirements necessary to fund operating losses.

     Net investment gains (losses) are realized in the normal investment process in response to market opportunities. Realized losses were $0.5 million in 2000 compared to realized gains of $8.0 million in 1999. BCBSUW received interest income of $5.5 million and $4.8 million in 2000 and 1999, respectively, on a $70.0 million note from UWS.

     EXPENSE RATIOS

     Loss Ratio

     The insured medical products loss ratio for 2000 was 93.5% compared with 90.5% for 1999. The increase in the medical loss ratio in 2000 is primarily the result of greater than anticipated medical utilization and cost trends. The loss ratio on the Medicare+Choice business deteriorated to 127.3% in 2000 from 116.5% in 1999, on revenues of $66.8 million and $21.1 million, respectively.

     Selling, General, Administrative and Other Expense Ratio

     The insured medical products SGA expense ratio for 2000 improved to 12.0% compared with 14.3% for 1999. The improvement in 2000 reflects the effect of expense controls instituted, combined with a higher premium base due to membership and premium rate increases, offset in part by a $2.4 million write-off of deferred acquisition costs related to the Medicare+Choice business.

     The self-funded products expense ratio for 2000 improved to 144.7% from 166.9% in 1999. This improvement is due to price increases on targeted group contracts, which resulted in the loss of unprofitable business.

     The specialty managed care products and services combined loss and expense ratio in 2000 improved to 100.0% from 108.3% in 1999. The expense ratio for government services in 2000 was 99.3% compared to 98.4% in 1999, which reflects a change in the overall average government reimbursement level due to changes in the mix of business related to additional government business acquired in 2000.

     OTHER EXPENSES

     Interest expense related to the bank line of credit in 2000 and 1999 was $0.3 million and $0.6 million, respectively.

     In 1999, BCBSUW purchased 1.4 million additional shares of UWS stock. The excess of cost over the fair value of net assets acquired has been recorded as goodwill and was amortized on a straight-line basis over a period of 15 years. Amortization expense was $0.6 million and $0.2 million for 2000 and 1999, respectively.

     LOSS FROM INVESTMENT IN AFFILIATES

     The loss from investment in affiliates decreased to $6.5 million in 2000 from $22.7 million in 1999. The loss in 2000 is comprised of a loss of $7.6 million from UWS, offset by a gain of $1.1 million from AMSG. For 1999, the affiliate results recorded by us include losses of $12.7 million from UWS and $10.0 million from AMSG.

     INCOME TAXES

     We recorded income tax expense of $0.5 million in 2000. No income tax expense or benefit was recorded in 1999. The difference between the zero income tax expense/benefit recorded in 1999 and an income tax benefit calculated at the federal statutory rate was due primarily to the recording of a valuation allowance of $18.6 million on net deferred tax assets. The valuation allowance was recorded because management could not conclude that it was "more likely than not" that such tax benefits would be realized due to a history of losses at BCBSUW. The $18.6 million valuation allowance provision recorded in 1999 included $8.6 million to offset a benefit claimed on the 1998 income tax return relating to the write-off of certain intangible assets granted for income tax purposes at the time that BCBSUW initially became subject to income tax. This write-off was taken as a deduction on the 1998 federal income tax return but no book benefit was recorded in that year because the tax write-off was not contemplated prior to completion of our 1998 financial statements. During 1999 this benefit was recorded as part of the estimate to actual tax return reconciliation, and an offsetting expense was recorded in the same amount as part of the 1999 valuation allowance provision. This accounting treatment did not impact 1998 or 1999 income.

     NET LOSS

     Consolidated net results improved in 2000 to a loss of $40.0 million compared to a loss of $42.7 million in 1999. The poor results in 2000 resulted primarily from the combination of a $32.9 million operating loss and a $6.5 million loss from investment in affiliates, net of tax. The $32.9 million operating loss is due to a $20.6 million loss before income taxes on insured business, which experienced greater than anticipated medical utilization and cost trends, combined with a $10.7 million loss before income taxes on self-funded business. In addition, the 2000 results include the effect of $3.3 million in transaction expenses in preparation for the Combination. Partially offsetting these losses was $1.2 million in income before income taxes on government contracts. The 1999 loss was also attributable to greater than anticipated utilization on the insured business and losses on the self-funded business.

     Because of operating losses, BCBSUW did not have current income tax expense or benefit in 2000 or 1999. BCBSUW had deferred tax expense of $0.5 million in 2000, which relates to a valuation allowance from a prior period. There was no deferred tax benefit in 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Our sources of cash flow consist primarily of health services revenues and investment income. The primary uses of cash include medical and other benefit payments, as well as operating expense payments. Positive cash flows are invested pending future payments of medical and other benefits and other operating expenses. Our investment policies are designed to maximize yield, preserve principal and provide liquidity to meet anticipated payment obligations.

     Our operating cash flow improved during the nine months ended September 30, 2002 in comparison with the nine months ended September 30, 2001. Cash provided by continuing operations improved to $33.1 million from $0.1 million in cash used in continuing operations for the nine months ended September 30, 2001. This reflects improved operating results in all four of our reportable business segments, an increase in the advance premium balance and improved cash collections related to balances due from clinics and providers and other receivables. Cash provided by investing activities for the nine months ended September 30, 2002 includes proceeds of $71.5 million from the sale of 4.6 million shares of AMSG common stock and $17.0 million in cash proceeds received from the sale of Innovative Resource Group. The majority of the strong positive cash inflows during the nine months ended September 30, 2002 were used to purchase available-for-sale securities.

     To meet periodic cash flow requirements, we make borrowings under our bank line of credit. The line of credit is with a commercial bank and has an interest rate equal to the London Interbank Offered Rate, or "LIBOR," plus 2.0%, adjusted monthly with interest payments due monthly. The line of credit permits aggregate borrowings among certain subsidiaries, excluding the corporate holding company, up to $20.0 million. At September 30, 2002, the outstanding balance on this line of credit was $0.4 million. The line of credit terminates, and all borrowings then outstanding are due, on April 30, 2003.

     We have a three year M&I revolving credit facility, which provides up to $30.0 million of available credit to us with the availability declining by $5.0 million after one year and an additional $10.0 million after two years. The M&I revolver bears interest at a rate of LIBOR plus 1.50% to 2.50% depending on the timing and amount of borrowings. We have pledged the stock of our BCBSUW and CompcareBlue subsidiaries as collateral for this credit facility. Our outstanding balance on the M&I revolver was $28.0 million as of September 30, 2002.

     In addition, we had a term note with a commercial bank for $7.5 million originated on December 31, 2001, which was repaid in full on August 15, 2002. The term note had a rate of interest equal to LIBOR plus 1.5%, with payment of principal and interest due in quarterly installments beginning June 30, 2002 and ending June 30, 2003.

     Interest expense on the bank line of credit, M&I revolver and the term note discussed above totaled $0.1 million for the three months ended September 30, 2002 and $0.2 million for the three months ended September 30, 2001. Interest expense totaled $0.4 million for the nine months ended September 30, 2002 and 2001.

     The Association requires BCBSUW and CompcareBlue to maintain a prescribed liquidity ratio of certain liquid assets to average monthly expenses, as defined, in accordance with licensure requirements of the Association. BCBSUW and CompcareBlue maintained these required levels throughout 2000, 2001 and 2002.

     Our investment portfolio consists primarily of investment-grade bonds, bond-related mutual funds and government securities and has a limited exposure to equity securities. At September 30, 2002, $309.4 million or 86.0% of our total investment portfolio was invested in bonds, bond-related mutual funds and government securities. The bond portfolio had an average quality rating by Moody's Investor Service of "Aa3" at September 30, 2002. At September 30, 2002, $347.1 million or 93.4% of our total investment portfolio was classified as available-for-sale. The market value of the total investment portfolio was greater than amortized cost by $13.6 million at September 30, 2002.

     At December 31, 2001, $188.1 million or 98.1% of our total investment portfolio was invested in bonds, bond-related mutual funds and government securities compared with $30.0 million or 67.5% at December 31, 2000. The bond portfolio had an average quality rating by Moody's Investor Service of "Aa3" at December 31, 2001 and December 31, 2000. At December 31, 2001, $180.7 million or 94.3% of our total investment portfolio was classified as available-for-sale compared with $44.4 million or 100.0% as of December 31, 2000. The market value of the total investment portfolio was greater than amortized cost by $0.3 million and $0.2 million at December 31, 2001 and December 31, 2000, respectively.

     Unrealized gains and losses on bonds classified as available-for-sale are included as a component of surplus, net of applicable deferred taxes. We have no investments in mortgage loans, non-publicly traded securities (except for investments related to our affiliates) or real estate held for investment.

     We have an outstanding line of credit in the amount of $15.0 million available to Health Professionals of Wisconsin, Inc., an affiliate of University Healthcare, Inc., which is a key provider for Unity. The balance was $3.0 million as of September 30, 2002. Interest on the line of credit is calculated using the prime rate.

     We have a note receivable from APS Healthcare Bethesda, Inc. for $10.0 million originated on March 29, 2002 related to the sale of Innovative Resource Group. The note bears an interest rate of prime plus 3.5% and has a term of three years.

     As of September 11, 1998, UWS entered into a $70 million note obligation due to BCBSUW in connection with the spin-off in 1998 of AMSG's managed care companies and specialty business. We pledged the common stock of our CompcareBlue subsidiary as collateral for the note obligation. Interest was payable quarterly at a rate equal to 9.75% and 8.06% as of December 31, 2001 and 2000, respectively. The original maturity date of the principal balance was extended from April 30, 2001 to January 1, 2002. The maturity date was subsequently extended to February 15,
                                       S-36
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2002 at an interest rate of 7.38%. The note was amended and the maturity date was extended to January 2, 2003 at an interest rate of 7.38% on February 14, 2002. Effective with the Combination, the principal amount of this note, together with all related interest expenses, are eliminated in consolidation. On October 25, 2002, we received approval from the OCI which allowed us to extinguish our obligations under the terms of the note obligation by surrendering the common stock of our CompcareBlue subsidiary to BCBSUW in full satisfaction of all debt obligations under the note. The stock of CompcareBlue was surrendered, and all obligations under the note were satisfied, effective October 1, 2002.

     Under the OCI order issued in connection with the Combination, we are required to obtain the approval of the OCI prior to any issuance of our common stock. This approval is required until the OCI determines that its oversight is no longer necessary to protect the Foundation against improper dilution of its equity interest.

STATUTORY CAPITAL

     We are required to maintain certain levels of statutory capital and surplus under the NAIC Risk Based Capital requirements. Wisconsin insurers are also subject to compulsory and security surplus requirements based upon a percentage of underwritten premiums, with the applicable percentage determined by line of business. In addition to statutory capital requirements, we, BCBSUW and CompcareBlue are required to maintain certain capital levels as determined by the Association.

MANAGEMENT'S PLAN

     Operating losses incurred during 1999 through 2001 reduced the statutory surplus of our insurance subsidiaries. Despite these operating losses and the implementation of changes in statutory accounting effective January 1, 2001, we complied with minimum capital and liquidity requirements of the OCI and the Association during 1999, 2000 and 2001. We maintained compliance, in part, by contributing regulated and non-regulated subsidiaries to regulated entities and by collateralizing certain intracompany debt obligations with the common stock of affiliated entities. Following a review by the OCI of these intracompany transactions, we agreed with the OCI as to how these transactions should be treated for surplus and capital calculations. In addition, at the request of the OCI, we prepared a plan of action to satisfy these intracompany obligations and strengthen our capital to assure that our insurance subsidiaries continue to satisfy the minimum capital and liquidity requirements of the OCI and the Association.

     The outstanding common stock of CompcareBlue provided the collateral for approximately $70 million borrowed by us from BCBSUW. This intracompany balance has been eliminated in our consolidated balance sheets. However, the intracompany balance continued to be an obligation of us to BCBSUW ($70 million) in the statutory-basis financial statements of BCBSUW as of September 30, 2002. In October 2002, we received approval from the OCI and satisfied the $70 million obligation due BCBSUW from Cobalt. The debt obligation under the note was satisfied in full through the transfer of all of the common stock of CompcareBlue.

     Management provided to and discussed the capital plan with the OCI and the Association. With our transfer of CompcareBlue to satisfy fully the debt obligations under the $70.0 million note due BCBSUW, we have substantially completed all aspects of the capital plan, as discussed below:

     - Sell certain non-regulated subsidiaries owned by us for cash and/or notes prior to October 1, 2002. On March 29, 2002, we sold our behavioral health and medical management subsidiary, Innovative Resource Group, LLC, for $27 million, of which $17 million was received in cash.

     - Reduce BCBSUW's investment in AMSG common stock from 45% of the shares outstanding to less than 20% through public or private offerings during 2002. We reduced our investment in AMSG to approximately 11% as of December 31, 2002, raising approximately $73.9 million in net cash proceeds at BCBSUW. On January 3, 2003, we sold our remaining shares of AMSG common stock for net cash proceeds of $18.7 million.

     - Obtain debt financing at our corporate holding company from one or more institutional lenders to fund holding company liquidity needs including the repayment of the collateralized intracompany debt obligations between the holding company and its regulated subsidiaries. We have obtained a $30 million revolving credit facility. During the third quarter of 2002, we repaid our intracompany obligation to UWIC of $22.8 million. As noted above, the remaining intracompany obligation between Cobalt and BCBSUW was satisfied through the contribution of CompcareBlue to BCBSUW.

     - Achieve our 2002 projected core earnings, which anticipate breakeven operating results for CompcareBlue for the year ending December 31, 2002 as compared to an operating loss of $32.5 million for the year ended December 31, 2001. Management expects CompcareBlue's significant change in profitability to occur as a result of cancellation of unprofitable business and implementation of necessary premium increases for the remaining business. We achieved our projected core earnings for the first nine months of 2002, including progress toward obtaining breakeven results for CompcareBlue by the end of 2002.

     In conjunction with the execution of our capital plan, we agreed with the OCI that we would not enter into certain intercompany transactions, including loans, guarantees, reinsurance arrangements, and other operational and financial arrangements, and not to enter into any new reinsurance agreements with third parties, and our insurance subsidiaries were prohibited from paying any dividends, without the approval of the OCI. We also agreed to adhere to certain practices in conducting and accounting for affiliate transactions, notably involving the lending practices previously described. We have reflected the revised practices in the December 31, 2001 regulated subsidiary statutory-basis financial statements filed with the OCI and other regulatory agencies. As a result of the substantial completion of our capital plan and the improved financial condition and financial performance of Cobalt, the OCI acknowledged in January 2003 that the heightened oversight previously agreed upon (as referenced above) would no longer apply, and we agreed to continue certain practices in accounting for affiliate transactions and in providing financial information to the OCI.

     Our insurance subsidiaries are currently in compliance with the capital requirements calculated as required by the OCI. Non-compliance with minimum capital and liquidity requirements may subject us to various regulatory actions by the OCI, including, among others, revocation of our licenses to sell insurance products in Wisconsin and placing us under state regulatory control. See "Business -- Regulation -- Capital Requirements." In addition, the Association has termination rights if our subsidiary licensees' capital falls below the lowest licensure minimum capital levels established by the Association. See "Business -- Blue Cross and Blue Shield Licenses."

INFLATION

     Health care costs have been rising and are expected to continue to rise at a rate that exceeds the consumer price index. Our cost control measures, risk-sharing incentive arrangements with medical care providers, and premium rate increases are designed to reduce the adverse effect of medical cost inflation on our operations. In addition, we utilize our ability to apply appropriate underwriting criteria in selecting groups and individuals and in controlling the utilization of health care services. However, we cannot assure you that these efforts will fully offset the impact of inflation or that premium revenue increases will equal or exceed increasing health care costs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowances for doubtful accounts, deferred tax assets, impairment of equity method investments, goodwill impairment, medical and other benefits payables, and litigation and tax contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

  ALLOWANCE FOR DOUBTFUL ACCOUNTS

     A significant portion of our receivable balances result from balances due from small and large employers, individuals, and providers of medical services. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments or retroactivity in reporting membership
                                       S-38
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cancellations. If the financial condition of our customers were to deteriorate or if significant employee turnover were to occur among insured employers, resulting in an impairment of their ability to make payments, additional allowances may be required.

  DEFERRED TAX ASSETS

     We have net deferred tax assets, and since March 23, 2001, the date of the combination of UWS and BCBSUW, have recorded a full valuation allowance against the net deferred tax assets. This valuation allowance was established after we analyzed prior operating losses, estimated future taxable income, and feasible tax planning strategies. Based on this analysis, management determined that we could not conclude that realization of the net deferred tax assets was more likely than not. In the event that a pattern of subsequent profitable operations and other factors cause us to change our conclusion regarding reliability of the net deferred tax assets, we would reduce the valuation allowance.

  IMPAIRMENT OF INVESTMENTS

     Investments in debt and equity securities, as well as investment in affiliates, are reviewed periodically by our management to determine whether any declines in the market value of individual securities are deemed other than temporary. Any impairments deemed other than temporary are recorded as a reduction of the historical cost of the respective investment and as a realized loss in our consolidated statement of operations.

     Prior to the reduction of our ownership of AMSG common stock to 15% on June 4, 2002, our investment in AMSG was accounted for under the equity method of accounting. At December 31, 2001, we owned 6,309,525 shares of the outstanding common stock (45% ownership) of AMSG. Our per share carrying value as of December 31, 2001 was $16.44 based on our share of AMSG's equity. Pursuant to current accounting principles generally accepted in the United States, we wrote down our investment in AMSG to the current market value of such stock ($12.45 as of December 31, 2001) as a charge to operations due to our evaluation and announcement that our holdings in AMSG no longer represented a strategic investment and that we planned an orderly reduction of its ownership. Effective upon the reduction of our ownership of AMSG common stock to 15%, we changed our accounting for our investment in AMSG from the equity method to the fair value method. Under the fair value method, our investment in AMSG is recorded at market value, with any changes in market value being recorded as an unrealized gain or loss.

  GOODWILL IMPAIRMENT

     On January 1, 2002, we adopted Statement of Financial Account Standards No. 142, "Goodwill and Other Intangible Assets," under which we are required to analyze recorded goodwill for possible impairment on a periodic basis. In assessing the recoverability of our goodwill and other intangibles we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded. Based on our analysis, we have not recorded any impairment losses.

  MEDICAL AND OTHER BENEFITS PAYABLES

     Medical and other benefits payables consist primarily of loss reserves established under a complex estimation process utilizing company-specific, industry-wide and general economic information and data. The estimation process also involves continuous monitoring and evaluation of the submission, adjudication and payment cycles of claims. We develop an estimate of ultimate claims based upon historical experience and other available information as well as assumptions about emerging trends, which vary by class of business. Significant assumptions used in the estimation process include trends in loss costs and changes in member demographics, utilization, provider contract terms and reimbursement strategies, frequency and severity of claims incurred, known and adjudicated claims, changes in the timing of the reporting of losses, and expected costs to settle unpaid claims.

     Due to the numerous factors influencing this liability, we develop a series of estimates based upon generally accepted actuarial projection methodologies using various scenarios with respect to claim submission and payment patterns and cost trends. Our policy is to record our best estimate of medical and other benefits payable that adequately provides for future payments of claims incurred but not paid. Deviations (positive or negative) between actual experience and estimates used to establish the liability are recorded in the period of claim payment. We continually monitor the reasonableness of the assumptions and judgments used in prior estimates by comparison with actual claim patterns and considers this information in future estimates.

     The loss reserve at December 31, 2000 and 1999 exceeded actual claims paid in the subsequent period by $10.6 million and $7.8 million, respectively. The loss reserve at December 31, 1998 was less than actual claims paid in the subsequent period by $1.1 million.

     The unfavorable experience compared to the recorded loss reserve at December 31, 1998 was primarily due to our conversion to a new claim adjudication system initiated in 1998. During the conversion process, our ability to process claims and identify emerging trends on a timely basis deteriorated. As a result, less complete data was available to project incurred claim levels and longer lags existed between the dates that claims were incurred, adjudicated and paid causing our estimate to be deficient.

     The favorable development of $7.8 million of December 31, 1999 loss reserves was the result of changes in the historical claim submission and payment patterns that occurred subsequent to the initiation of the system conversion. Key factors in the determination of loss reserves include the average time lag between claim submission, adjudication, and payment. These lags increased significantly during and immediately following the system conversion and gradually decreased in 1999, approaching pre-conversion levels by year-end 1999. The December 31, 1999 loss reserve overestimated the anticipated claim payment lag times during the last several months of 1999, resulting in favorable development in the subsequent year.

     The $10.6 million favorable development of the December 31, 2000 loss reserve was primarily due to two blocks of business. In November 2000, UWS acquired a 56,000 member block of business from a financially troubled HMO. There was no reliable history of the claim submission patterns or ultimate incurred claim levels for this block of business. The loss reserve estimate for this block of business made at the effective date of the Combination ultimately proved to be greater than needed. Also during 2000, we underwrote a Medicare+Choice line of business covering 14,000 enrollees. Over the course of 2000, the claim experience of this block of business deteriorated rapidly to the point that a premium deficiency reserve was recorded, and we made plans to exit this line of business. The December 31, 2000 loss reserve estimate contemplated continued deterioration during the latter part of 2000 consistent with that earlier in the year. The deterioration actually experienced was less severe than indicated by the trends of early 2000, leading to a redundancy of the December 31, 2000 loss reserve.

     Medical and other benefits paid can also be significantly impacted by the outcomes from court decisions, interpretations by regulatory authorities and legislative changes involving healthcare matters. As a result, amounts ultimately paid by us may differ from initial estimates that did not consider such outcomes.

  LITIGATION

     We and our affiliates are involved in various legal actions occurring in the normal course of business. In the opinion of management, we have made adequate reserves for losses which may result from these actions. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these proceedings. As discussed in Note 14 of our audited consolidated financial statements, as of December 31, 2001, we have accrued our best estimate of the probable cost for the resolution of these claims. This estimate has been developed in consultation with internal and outside legal counsel that is handling our defense in these matters and is based upon a combination of litigation and settlement strategies. To the extent additional information arises or strategies change, it is possible that our best estimate of its probable liability in these matters may change. We recognize the costs of legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.

  TAX MATTERS

     We frequently face challenges from domestic tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income. In evaluating the exposure associated with our various filing positions, we record reserves for probable exposures when identified. Based on our evaluation of our tax positions, we believe we have appropriately accrued for probable exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of its reserves, our effective tax rate in a given financial statement period may be materially impacted.

     The Tax Reform Act of 1986 made all Blue Cross organizations taxable as of January 1, 1987 and included certain tax benefits designed to ease the burden of becoming a taxable entity. These benefits included opening reserve adjustments and asset basis step-ups to fair market value. The net result of these benefits was that our 1987 income tax return reported a net operating loss that was carried back to 1984 and then carried forward. Certain issues with respect to net operating loss carryforwards and other matters were raised in the federal audit of our 1984 through 1986 tax returns. To resolve these issues, we executed a formal Closing Agreement with the IRS on April 27, 1993, and we subsequently filed amended federal income tax returns for 1987 through 1992 consistent with the provisions of the Closing Agreement.

     Our amended federal income tax return for 1987 was reviewed in a subsequent IRS audit in which certain benefits agreed to by the IRS in the Closing Agreement were challenged by the Field Service Branch of the IRS. We believe that the Closing Agreement is binding on both us and the IRS, and that the IRS has no right to attempt to void this agreement. Based on a review by our tax advisors and legal counsel, we believe that the government's challenge of the Closing Agreement is groundless and without merit. We are currently litigating this matter and expect to prevail. The litigation primarily involves a question of law as to whether the Closing Agreement is binding, rather than matters involving interpretation of the Internal Revenue Code or tax regulations. The litigation is pending in the United States Court of Federal Claims. BCBSUW and the government have filed cross-motions for partial summary judgment on the Closing Agreement issue. The briefing with respect to those motions concluded in June 2002, and the parties are awaiting the court's decision on the motions.

     The IRS' challenge of the Closing Agreement resulted in proposed income tax deficiencies, and we paid approximately $11.6 million as a deposit to close the 1987 to 1992 tax years to further assessment of tax. We were not required to make this payment, and characterize it as a deposit or advance and fully expect that it will be returned upon resolution of the dispute.

     The status of this matter, the accounting treatment and the timing of return of our deposit are reviewed on a periodic basis with our tax advisors, legal counsel and independent auditors. We will not be able to completely close any tax year that is impacted by the 1987 loss carry-back or carry-forward until the litigation is resolved.

     The IRS has challenged the tax basis reported in our federal income tax return relating to the sale of UWS common stock by BCBSUW in 1995. The proposed adjustment would increase our gain for income tax purposes by approximately $5 million. No income tax liability has been accrued for this matter at December 31, 2001 because of large net operating loss carryforwards and our full valuation allowance. An income tax accrual may be required for this matter in the future, should the valuation allowance be reversed.

     We believe that our income tax reserves as of December 31, 2001 as well as the existence of net operating loss carryforwards and a full valuation allowance against net deferred tax assets appropriately account for all proposed audit adjustments, and that there are no reasonably possible amounts due in excess of amounts accrued, other than the matter discussed in the preceding paragraph. We also believe that all amounts on deposit with the IRS will be returned.

     In addition, the IRS has proposed adjustments to all of our tax years from 1987 forward claiming that deductions for the write-off of certain intangible assets on hand as of January 1, 1987 are not allowable. This is a national issue of the IRS and is currently being litigated by another Blue Plan. This issue may prevent us from closing tax years even after the above litigation with the IRS is settled. The benefits of this deduction have not been recorded in the financial statements. Should this issue be resolved in our favor, either individually or as to Blue Plans generally, a benefit will be recorded. The financial statements also do not reflect the potential tax benefits that could result from a $192 million deduction taken on our 2001 federal income tax return relating to the transfer of the stock of BCBSUW to the Foundation on March 23, 2001. The IRS recently revoked favorable private letter rulings issued to other Blue Cross Plans in similar situations, and additional guidance is expected from the IRS. We are awaiting additional developments and guidance in this area before considering recording an income tax benefit from this gain contingency.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Because of our investment policies, the primary market risks associated with our portfolio are interest rate risk, credit risk and the risk related to fluctuations in equity prices. With respect to interest rate risk, a reasonably near-term rise in interest rates could negatively affect the fair value of our bond portfolio. However, because we consider it unlikely that we would need or choose to substantially liquidate our portfolio, we believe that such an increase in interest rates would not have a material impact on future earnings or cash flows. In addition, we are exposed to the risk of loss related to changes in credit spreads. Credit spread risk arises from the potential that changes in an issuer's credit rating or credit perception may affect the value of financial instruments.

     The overall goal of the investment portfolio is to support our ongoing operations. Our philosophy is to manage assets to maximize total return over a multiple-year time horizon, subject to appropriate levels of risk. We manage these risks by establishing gain and loss tolerances, targeting asset-class allocations, diversifying among asset classes and segments within various asset classes, and using performance measurement and reporting.

     We use a sensitivity model to assess the interest rate risk of our fixed income investments. The model includes all fixed income securities and incorporates assumptions regarding the impact of changing interest rates on expected cash flows for certain financial assets with prepayment features, such as callable bonds and mortgage-backed securities. Since December 31, 2001, no significant changes have occurred in the determination of the reduction in fair value of our modeled financial assets as a result of a hypothetical instantaneous 100 basis point increase in market interest rates.

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                                    BUSINESS

OVERVIEW

     Based on the OCI's market share reports for 2001, we are the leading managed care company in Wisconsin, offering a broad portfolio of managed care and insurance products to employers, individuals and government entities. We have an exclusive license to utilize the Blue Cross and Blue Shield service marks in Wisconsin, giving us a unique position in that market. As of September 30, 2002, we serviced 596,139 lives in our health insurance operations and 338,825 lives in our dental insurance programs.

     BCBSUW provides underwritten products, including preferred provider organizations ("PPO") and indemnity options, as well as self-funded, administrative services only programs. CompcareBlue operates the oldest HMO in Wisconsin.

     We offer one of the largest provider networks in Wisconsin. We believe that all of our customers, including HMO members, have the ability to access the leading physicians and hospitals in their respective service areas, including Mayo Health Systems, University Health Care and Aurora Health Care, as demonstrated by the fact that:

     - the majority of the hospitals in our networks have received accreditation by the Joint Commission on Accreditation of Health Care Organizations, an organization nationally recognized for its rigorous standards with respect to patient safety and quality initiatives;

     - our network includes 89% of the board certified primary care physicians in our service areas, which exceeds the national average of 82%, based on the National Committee for Quality Assurance, or "NCQA," Quality Compass 2002(R); and

     - as of September 30, 2002, 87% of our managed care membership was insured through subsidiaries of ours which the NCQA's independent accreditation process has determined to have met the quality parameters established by the NCQA.

     We believe that our ability to offer a full spectrum of products and a broad provider network to meet the needs and objectives of a wide range of customers provides us with a competitive advantage.

     We offer a variety of specialty managed care products, including dental, life and disability insurance. We are one of the largest providers of dental HMO and dental indemnity coverage in Wisconsin. We also offer workers' compensation insurance and a variety of specialty managed care services, including cost containment, health care electronic data interchange and receivables management services. These specialty products and services are designed to complement our customers' employee benefit packages. We also process Medicare claims as a Medicare Part A fiscal intermediary and a Regional Home Health intermediary for providers in numerous states and several U.S. territories and as a national intermediary for the Federally Qualified Health Centers in all 50 states.

     We market our medical and dental products through a salaried sales force located throughout Wisconsin, as well as through independent agents and brokers, and directly to customers via the internet. By integrating the marketing of our medical products, we are able to offer a broad range of product choices to health care consumers. We sell our specialty managed care products and services through a variety of distribution channels to employer groups and providers, principally in Wisconsin.

OUR STRATEGY

     Over the past two years, we have taken steps that have resulted in significant increases in profitability, including discontinuing unprofitable business lines; repricing or terminating unprofitable customer contracts; improving underwriting techniques and pricing products appropriately to reflect underlying cost trends; negotiating improved terms in our provider contracts; and bolstering management in key areas, including in our Milwaukee market. We intend to continue to pursue improvements in our operating results through the implementation of the following strategies:

     - Capitalize on the Strength of the Blue Cross Brand. We believe that our right to the exclusive use of the Blue Cross and Blue Shield brands in Wisconsin gives us a significant marketing advantage, and we intend to continue emphasizing these brands among prospective customers and members. According to the Association,
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

       the number of members insured by plans bearing the Blue Cross and Blue Shield brands has increased by approximately 26% nationwide since 1995. We further intend to leverage the strength of the Blue Cross and Blue Shield brands on a national basis by participating in the Association's BlueCard PPO program, a network of Blue Cross and Blue Shield plans. The BlueCard PPO program allows us to compete with national health insurers for groups with employees outside of the Wisconsin market and provides our members and members of other Blue Cross and Blue Shield affiliates the opportunity to access care while away from home.

     - Focus on Core Business. We have made a strategic decision to focus on our core Blue Cross and Blue Shield branded and HMO businesses, where we believe significant opportunities exist for earnings growth. These businesses together produced approximately 80% of our revenues and approximately 68% of our pre-tax operating income in the nine months ended September 30, 2002. On March 29, 2002, we sold our behavioral health and medical management subsidiary, Innovative Resource Group, LLC, for $27 million. In the future, we may sell other non-core specialty businesses. In addition, between March 1, 2002 and December 31, 2002 we reduced ownership of our former affiliate AMSG from approximately 45% to approximately 11% of AMSG's outstanding common stock, raising net cash proceeds of approximately $73.9 million and relieving us of our capital requirement relating to AMSG. We have since sold all of our remaining shares of AMSG common stock, raising an additional $18.7 million in cash proceeds.

     - Expand Operating Margins and Realize Operating Efficiencies. We intend to focus on expanding operating margins in our core businesses by improving underwriting techniques and product design, pricing products appropriately to reflect underlying cost trends, discontinuing unprofitable businesses and contracts, and improving provider arrangements. We intend to pursue additional operating efficiencies through consolidation of administrative functions, including combining the administrative functions of BCBSUW and CompcareBlue as well as the administrative functions of certain of our specialty businesses. On November 15, 2002, we announced the consolidation of our claims and customer service departments in Wisconsin, allowing us to close two offices and realize significant estimated cost savings in 2003 and future years.

     - Increase Market Share. We intend to focus on increasing market share in Wisconsin through an increased emphasis on our core business, the BlueCard PPO program and our Medicare supplement product offerings, as well as the introduction of new products. We expect to accomplish this by leveraging our diverse customer base by cross-selling product offerings, and pursuing opportunistic acquisitions of health insurers and managed care providers in Wisconsin. On December 31, 2002, we acquired Claim Management Services, Inc., a Wisconsin-based third party administrator for self-funded employee benefit plans. See "Summary -- Recent Developments."

PRODUCTS AND SERVICES

  INSURED AND SELF-FUNDED MEDICAL PRODUCTS

     We offer a wide range of insured and self-funded medical products, including HMOs, PPOs, point of service ("POS") plans, indemnity products, and Medicare supplement products. We design our products to meet the needs and objectives of a wide range of customers, including employers, individuals, and government entities. Our customers either contract with us to assume underwriting risk or self-fund underwriting risk and rely on us for network management and administrative services. Our products vary with respect to the level of benefits provided, the costs to be paid by employers and members, including deductibles and copayments, and the extent to which our members' access to providers is subject to referral or preauthorization requirements.

     We provide our Blue Cross and Blue Shield branded products through BCBSUW and our Blue Cross and Blue Shield branded HMO, CompcareBlue, which operates primarily in the Milwaukee metropolitan area. We also provide private branded products through our HMO subsidiaries, Valley and Unity. Valley operates primarily in northwestern Wisconsin, including the city of Eau Claire, whereas Unity operates primarily in south central and southwestern Wisconsin, including the city of Madison.

     We also participate in the BlueCard PPO program, a national network of Blue Cross and Blue Shield plans. The BlueCard PPO program permits members of our Blue Cross and Blue Shield branded health plans to receive health care services from providers in the networks of other Blue Cross and Blue Shield plans. This allows us to compete with national health insurers for groups with employees outside the Wisconsin market. This also allows members to access care while away from home. Through electronic communications the "host" plan verifies eligibility, pays the claim based on its local fee arrangement and is then reimbursed by the "home" plan for the claim as well as an administrative fee. Absent an agreement between two plans, the Association determines the amount of the administrative fee. Under this arrangement, we are also able to generate revenue from provider network management and claims repricing.

     As of September 30, 2002, our health plan membership consisted of the following (in numbers of individuals):

PRODUCT OFFERINGS                                            INSURED MEMBERS   SELF-FUNDED MEMBERS(1)
-----------------                                            ---------------   ----------------------
HMO........................................................      159,150                4,652
PPO........................................................      161,492               84,125
POS........................................................       61,925               10,802
Indemnity..................................................       19,878               35,659
Medicaid...................................................        4,355                   --
Medicare Supplement........................................       54,101                   --
                                                                 -------              -------
  Total Medical............................................      460,901              135,238
                                                                 =======              =======

---------------

(1) Does not include member equivalents relating to individuals who access medical care under the BlueCard programs.

  SPECIALTY MANAGED CARE PRODUCTS AND SERVICES

     We believe we are one of the largest providers of dental coverage in Wisconsin. Dental HMO coverage is offered through CompcareBlue, and dental indemnity coverage is offered through BCBSUW. These dental HMO and indemnity benefit products are currently marketed under the DentalBlue(R) brand name. As of September 30, 2002 we had approximately 304,000 insured dental members and approximately 35,000 self-funded dental members.

     We offer group term life and accidental death and dismemberment coverages as well as dependent life benefits. Short and long-term disability products provide income replacement for an employee who becomes disabled through a non-work related event. As of September 30, 2002, we insured approximately 116,000 disability members and 137,000 life members.

     We provide worker's compensation insurance products and managed care services to employees in Wisconsin. We also provide cost containment services, including hospital bill audit, provider discount network repricing, negotiations, diagnosis-related group validation, claims administration audit, subrogation and recovery, electronic audit, collection and fraud investigation and recovery services to assist customers in reducing their expenses and provide more cost effective health care delivery. Additionally, we provide software and claim submission services for Medicare, Medicaid, private insurers, third party administrators and re-pricers. We also provide collections and receivables management services to hospitals and other commercial clients. We generally provide these specialty managed care products and services through wholly-owned subsidiaries.

  GOVERNMENT SERVICES

     We provide health care program administration and program safeguard services for the Centers for Medicare & Medicaid Services, which we refer to as "CMS." In connection with providing these services, we serve as the Medicare Part A Intermediary and Regional Home Health Intermediary for numerous states and territories, and serve as the national Intermediary for the Federally Qualified Health Centers in all 50 states. In addition to providing services to the Medicare program, we also provide claim processing and administrative services in conjunction with the Wisconsin Medicaid program and the Health Insurance Risk Sharing Plan.

     The Association contracts with CMS to process Medicare Part A claims. We have subcontracted with the Association to provide those services in various states and territories. Until May 2002, that subcontract was held by

BCBSUW, which further subcontracted those services to our wholly-owned subsidiary, United Government Services, LLC.

     In May 2002, BCBSUW was granted a contract novation by CMS, enabling BCBSUW to transfer the Medicare contract to United Government Services. We are the first Medicare Part A processor to receive such a novation, and it is our understanding that we received the novation based on the strength of our compliance program. The novation provides for certain limitations on our liability relating to acts subsequent to the novation. Also, the novation will facilitate the transfer of the Medicare Part A processing business to another Blue Cross and Blue Shield plan, should we determine to do so. Congress has considered legislation which, if passed, would allow us to sell United Government Services to any third party, including one that is not a Blue Cross and Blue Shield plan, should we determine to do so. The legislation is intended to increase competition for government contracts for processing claims for the Medicare program. Our United Government Services subsidiary is a fiscal intermediary for the Medicare program. Such legislation, if adopted, could result in further competition for Medicare contracts.

SALES AND MARKETING

     Marketing group health insurance products is generally a two-step process. Presentations are made first to employers. Once selected by an employer, we then directly solicit members from the employee base. During periodic "open enrollments," when employees are permitted to change health care programs, we use advertising and work site presentations to attract new members. Virtually all of the group contracts are renewable annually.

     Significant factors in product selection by employers and employees include the composition of provider networks, quality of services, price, choice and scope of benefits, and market presence. To the extent permitted by the OCI and the federal government, we can offer an employer a wide spectrum of benefit options, including federally qualified and non-federally qualified products. To address rising health care costs, some employers now consider a variety of health care options to encourage employees to use the most cost-effective form of health care services.

     We market our medical and dental products through a salaried sales force located throughout Wisconsin, as well as through independent agents and brokers, and directly to customers via the internet. By integrating the marketing of our insured health and specialty managed care products and services, we are able to offer a wide range of products and services to our customers. We sell our specialty managed care products and services through a variety of distribution channels to employer groups and providers, primarily in Wisconsin.

     While our traditional sales and marketing efforts have yielded significant gains within our insured medical/self-funded and specialty businesses individually, we believe that a more coordinated cross-selling effort could significantly increase our market share across our business lines.

     Our pricing strategy is targeted to cover current and anticipated changes in health care costs and operating costs and deliver budgeted returns on investment. To that end, in May 2002, we transferred primary responsibility for our underwriting department to our Chief Actuary. We believe that the active role our actuarial staff plays in the underwriting process will allow us to grow our business while effectively managing the financial risks associated with our products.

OUR PROVIDER NETWORK

     BCBSUW offers one of the largest provider networks in Wisconsin and provides a diverse selection of primary care and specialty care physicians to meet the health care needs of our members. CompcareBlue has an extensive provider network in southeastern Wisconsin, and is the only HMO that contracts with all eight of the largest multi-specialty clinics in Milwaukee, including Aurora Health Care, the largest multi-specialty provider in Wisconsin, for the provision of health care services to its members.

     A majority of Valley's medical and other benefits are provided under an arrangement with Midelfort Clinic, Ltd. and its affiliate, Luther Hospital, which are affiliated with Mayo Health Systems and which we believe, based on the national reputation of Mayo Health Systems, are the leading medical service providers in Eau Claire, Wisconsin. Unity contracts with Community Physicians' Network, an independent physician association, and University Health Care, Inc. University Health Care contracts on behalf of the University of Wisconsin Hospital and Clinics, the University of Wisconsin Medical Foundation and the University of Wisconsin School of Medicine. Community

Physicians' Network and University Health Care provide the majority of physician services for Unity's membership throughout its 19 county service area.

     All of our HMOs have received National Committee for Quality Assurance, or "NCQA," accreditation and higher than average satisfaction scores on clinical services. In July 2002, Valley elected not to continue to seek NCQA accreditation. As a result of our aggressive credentialing efforts, the percentage of our HMO practitioners who are board certified is at or above the NCQA averages.

     BCBSUW contracts primarily on a discounted fee-for-service basis. In fee-for-service arrangements, risks associated with utilization are retained by us. However, such arrangements provide us with greater pricing flexibility and opportunities to benefit by application of underwriting on a group-specific or individual basis. Furthermore, fee schedule-based compensation allows us to better target improvement in loss ratios through product development, benefit modification and medical management. CompcareBlue, Valley and Unity manage the cost of health care provided to members through the method of payment and risk-sharing programs with physician groups and hospitals and through their respective utilization management programs. The method of payment consists of a combination of capitation, fee schedules and discounted fee-for-service arrangements. Capitation is an arrangement whereby we pay medical providers a set fee per member per month in exchange for providing health care services.

     Approximately 50% of the medical benefits provided by CompcareBlue, Valley and Unity were provided under capitated arrangements in 1999. In 2000, this number decreased to 28%, and in 2001 this number decreased to 14%. Through the first nine months of 2002, this number increased to 18%, primarily as a result of a decline in CompcareBlue's membership.

     Pursuant to the provider agreements between Unity and Community Health Systems, LLC and University Health Care, Community Health Systems has the option, exercisable on December 31, 2004, to repurchase its proportionate share of Unity for the current net worth of the business being repurchased. University Health Care has the option, also exercisable on December 31, 2004, to purchase its share of Unity for $0.5 million plus the proportionate share of the net worth of Unity attributable to the University Health Care business, less any unpaid amount of a maximum performance bonus specified in the agreement. Exercise of the repurchase option ends the agreement with respect to that party. If both repurchase options are exercised, we would have no ongoing interest in Unity.

     Valley and Midelfort have entered into an extension of their arrangement through December 31, 2005. The extension grants Midelfort an option to repurchase the capital stock of Valley and eliminates profit sharing between the parties.

MEDICAL MANAGEMENT

     We utilize a broad range of focused, traditional cost containment and advanced care management processes across our various product lines, such as case management, disease management, evidence based medical policy, return on investment evaluation, targeted opportunities, and quality improvement programs. Our case management philosophy is built on helping members confront a complex care system to find the appropriate care in a timely and cost effective manner. We believe this approach builds positive relationships with providers and members, and helps us achieve cost savings.

     Our population-based disease management programs attempt to identify members that have or are at risk to develop high cost chronic diseases and conditions. These members typically have high utilization of health care services, which can result in significant costs. By identifying high risk members and enrolling them in specialized programs involving patient education, lifestyle modification including changes in diet and intensive care management, we seek to improve patient satisfaction, manage medical costs and improve medical outcomes. These programs include diabetes, congestive heart failure, asthma, and high risk pregnancy and we plan to expand these in the future.

     We outsource significant behavioral health, utilization, disease and case management services to our former subsidiary, Innovative Resource Group, which we sold in March 2002. Innovative Resource Group manages our local pharmacy network, customer service and clinical programs. WellPoint Pharmacy Management manages our pharmacy claims processing and pharmaceutical manufacturer rebates.

MANAGEMENT INFORMATION SERVICES

     Information systems management for our core health business is primarily delivered under a facilities management agreement with Blue Cross Blue Shield of South Carolina and Electronic Data Systems Corporation, or "EDS." Blue Cross and Blue Shield of South Carolina is responsible for administering information systems supporting our claims processing. By working with another plan in the Blue Cross and Blue Shield system, we are able to leverage system enhancements that support the interchange of data across Blue Cross and Blue Shield plans, such as the coordination of provider network arrangements on a national basis. We use EDS information systems primarily to support our membership enrollment database. Our specialty businesses use a variety of internal information systems that are specifically designed for various product lines. Our agreement with Blue Cross Blue Shield of South Carolina is in effect until October 2005, and our agreement with EDS is in effect until October 2003.

     In 1999, and again in 2002, we received letters from the holder of a patent asserting that certain of our information systems, including our claims processing systems, infringe this patent. We are reviewing the merits of this assertion. If we are found to infringe this patent, we could be required to discontinue the infringing activity, which could disrupt our operations, and could be required to pay damages for past activities and pay royalties for future use, which could be substantial. As to certain of our systems that have been claimed to infringe the patent, we have a contractual right to indemnification from the vendor of the systems for losses resulting from patent infringement. However, we cannot assure you that the indemnification would be sufficient to protect us in the event that a patent infringement claim is made against us and is determined to be valid.

COMPETITION

     The managed care industry is highly competitive. We believe the principal competitive features affecting our ability to retain and increase our membership include the strength of the Blue Cross and Blue Shield brands, our ability to offer our customers a broad continuum of insured and self-funded products and access to a network of high quality providers. Portions of the Wisconsin market are dominated by a small number of provider-owned health plans, with a correspondingly large influence on the markets in which we compete. We may experience increased competition in the future, and provider-owned health plans can often obtain favorable financial arrangements which are not available to us. Some of our competitors are larger, have considerably greater financial resources and distribution capabilities and offer more diversified types of insurance coverage than us. Our key competitors include Humana, Inc., United Healthcare, Dean Health Plan, Physicians Plus and Wisconsin Physician Service.

BLUE CROSS AND BLUE SHIELD LICENSES

     We are a licensee of the Blue Cross Blue Shield Association. The Association is a national trade association of Blue Cross and Blue Shield licensees which strives to promote and preserve the integrity of the Blue Cross and Blue Shield names and service marks as well as provide certain coordination among plan and provider services. As a licensee of the Association, we have the exclusive right to use the Blue Cross and Blue Shield names and service marks for all of our products in Wisconsin.

     The licenses require us to pay an annual fee to the Association equal to total association expenses allocated to Association members based upon enrollment and premium. Each Association licensee is an independent legal organization and is not responsible for obligations of other Association member organizations. We do not have the right to use the Blue Cross and Blue Shield names and service marks outside of our Blue Cross and Blue Shield service area, except in certain limited circumstances.

     Each of BCBSUW, CompcareBlue and United Government Services is also a licensee of the Association, by virtue of being a controlled affiliate of Cobalt. As required by the Association, Cobalt has provided each of BCBSUW and CompcareBlue a guarantee of their contractual and financial obligations to their customers. We have also agreed to indemnify the Association and other Blue Cross and Blue Shield plans against any claims asserted against such entities resulting from our activities as well as the activities of any of our Blue Cross and Blue Shield licensed affiliates.

     Our license agreements require us to pay the Association a specific amount upon termination of the license agreements, subject to certain limited exceptions. The amount payable upon termination of our license agreement is equal to the product of $25 multiplied by the number of our members receiving products or services sold or administered under the Blue Cross or Blue Shield names or service marks, subject to reduction to the extent the payment of the fee would cause us to fall below certain capital requirements established by the Association.

     The Association could terminate our license agreements if we do not satisfy its financial and service performance requirements or upon the occurrence of other events described in the license agreements, some of which are outside of our control. Termination events include, but are not limited to:

     - failure to meet capital and liquidity requirements of the Association;

     - violation of the ownership limitations contained in our Amended and Restated Articles of Incorporation;

     - termination of the voting trust and divestiture agreement before the Foundation's ownership of our common stock falls to less than 5%;

     - the acquisition of our company without the prior consent of a majority of the other disinterested licensees of the Association and a majority of the then current weighted vote of the other disinterested licensees of the Association;

     - failure by the Foundation to divest its shares of our common stock by the deadlines specified by the voting trust and divestiture agreement;

     - a determination by the Association that fewer than 80% of our directors are independent; and

     - failure to brand medical and dental business as required by the Association.

     Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws include various provisions required by the Association for its for-profit licensees. These provisions are designed to protect the independence of the Association's for-profit licensees from any single stockholder and are described under "Articles of Incorporation and Bylaws."

     The Association has established three risk-based capital thresholds which are, in order of increasing seriousness, the "Early Warning Monitoring Threshold," the "Concern Level Monitoring Threshold" and the licensure minimum. As of December 31, 2001, Cobalt's, BCBSUW's and CompcareBlue's capital levels were below the "Concern Level Monitoring Threshold." Because of our financial performance, the Association has included BCBSUW, CompcareBlue and Cobalt in its Plan Performance Response Monitoring Process, or "PPRMP." As a result, the Association has requested that we and those subsidiaries regularly submit additional interim financial information to the Association. In addition, the PPRMP monitoring process requires that BCBSUW maintain a prescribed level of escrowed assets as a financial guarantee for our transactions with other Blue Cross plans. As of September 30, 2002, approximately $22.3 million of BCBSUW's invested assets were maintained in escrow for this purpose. The PPRMP monitoring process also requires that we provide certain notices to the Association regarding our transactions with other Blue Cross plans. We expect the Association to terminate the PPRMP requirements during 2003 after our reported capital levels improve above the prescribed monitoring thresholds.

     As of December 31, 2001, BCBSUW and CompcareBlue exceeded the minimum standard to maintain their licenses by $15.8 million and $7.2 million, respectively. The Association is entitled to terminate our license agreement with the Association, including the right to use the Blue Cross and Blue Shield names and service marks, if we fall below the licensure minimum level of statutory capital and surplus.

REGULATION

  GENERAL

     Government regulation of employee benefit plans, including health care coverage, health plans and our specialty managed care products, is a changing area of law that varies from jurisdiction to jurisdiction and generally gives responsible administrative agencies broad discretion. To comply with these regulations, it may be necessary for us to make changes from time to time in our services, products, structure or operations. Additional government regulation or future interpretation of existing regulations could increase the cost of our compliance or otherwise affect our operations, products, profitability or business prospects.

     Federal legislation has significantly expanded regulation of group health plans and health care coverage. The laws place restrictions on the use of pre-existing conditions and eligibility restrictions based upon health status and prohibit cancellation of coverage due to claims experience or health status. Federal regulations also prohibit insurance companies from declining coverage to small employers. Additional federal laws, which took effect in 1998, include prohibitions against separate, lower dollar maximums for mental health benefits and requirements relating to minimum coverage for maternity inpatient hospitalization.

     Increasingly, states are considering various health care reform measures which, if passed, may limit our ability and our health plans' ability to control which providers are part of their networks and hinder their ability to manage utilization and cost effectively. "Patient Protection" laws, which became effective in Wisconsin in late 1998, established a prudent layperson standard for coverage of emergency room care and provided extended access to providers who are no longer part of the plan's network. A number of other states are considering similar legislation. In his January 2003 State of the Union address, President Bush expressed support for creating national association health plans, known as "AHPs." AHPs would allow small businesses to buy into group health insurance plans anywhere in the country. To facilitate such arrangements, federal legislation would be necessary to supersede varying state insurance laws that would otherwise make the operation of AHPs impracticable. Due to the fact that AHPs would not be required to accept all applicants regardless of health status, as health insurers are required to do under state insurance laws, AHPs could gain a competitive advantage. In addition, President Bush also discussed an alternative Medicare HMO plan that would include prescription drug coverage. If such a program were available to the Medicare eligible population, it could negatively impact enrollment in our Medicare Supplement products.

  HIPAA

     The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") includes administrative provisions imposing significant new requirements relating to maintaining the privacy of medical information ("Privacy"), establishing uniform health care provider and employer identifiers, requiring use of standardized transaction formats ("Transactions") and seeking protections for confidentiality and security of patient data ("Security"). While the implementation deadlines for Privacy and Transactions occur in 2003, there is no implementation deadline for Security at this time because the Department of Health and Human Services has not issued final Security regulations. The law is far-reaching and complex, and proper interpretation and practice under the law continue to evolve. Consequently, our efforts to measure, monitor and adjust our business practices to comply with HIPAA are ongoing. Compliance with HIPAA could require us to make significant changes to our operations and failure to comply could subject us to civil and criminal penalties. The costs of complying with HIPAA are likely to be substantial.

  HMOS

     Wisconsin has enacted statutes regulating the activities of HMOs. The implementing regulations provide for periodic financial reports from HMOs and imposes minimum capital or reserve requirements. In addition, certain of our subsidiaries are required by state regulatory agencies to maintain restricted cash reserves represented by interest-bearing instruments which are held by trustees or state regulatory agencies to ensure that adequate financial resources are maintained or to act as a fund for insolvencies of other HMOs in the state.

     As a federally qualified HMO, CompcareBlue must file periodic reports with, and is subject to periodic review by, the Centers for Medicare and Medicaid Services.

     Our HMOs which have Medicaid contracts are subject to both federal and state regulation regarding services to be provided to Medicaid enrollees, payment for those services and other aspects of the Medicaid program. Medicaid has in force regulations relating to fraud and abuse, physician incentive plans and provider referrals, which may affect our operations.

     In the past, we have contracted with the Office of Personnel Management ("OPM") to cover federal employees under the Federal Employees Health Benefit Plan. These contracts are subject to extensive regulation, including complex rules relating to the premiums charged. OPM has the authority to retroactively audit the rates charged and may seek premium refunds and other sanctions against health plans participating in the program. Our health plans that have contracted with OPM are subject to such audits and have in the past and may in the future be requested to make such refunds. Given our participation in this and other federal health care programs, we have implemented, and place great importance upon, an effective compliance program.

  CAPITAL REQUIREMENTS

     Our insurance subsidiaries are subject to minimum capital requirements imposed under the laws of the State of Wisconsin. These laws include minimum capital requirements calculated under a prescribed compulsory and security surplus computation, which establishes minimum capital based upon a percentage of underwritten premiums, with the applicable percentage determined by the line of business. Wisconsin insurance laws also include minimum capital requirements based on the Risk Based Capital for Insurers Model Act adopted by the NAIC. The formula for calculating such risk-based capital requirements, set forth in the instructions adopted by the NAIC, is designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to the individual insurance company's business. Under these laws, our insurance subsidiaries must submit a report of their risk-based capital level as of the end of each calendar year. Insurers having less capital than required by the risk-based capital model formula will be subject to varying degrees of regulatory action depending on the level of capital inadequacy. The regulatory action which may be imposed on an insurer includes requiring the adopting of a comprehensive financial plan, its examination and the issuance of a corrective order by the state insurance department, or placing the insurer under state regulated control.

     At the request of the OCI, we prepared a plan of action in early 2002 for strengthening the capital position of our insurance subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Management's Plan." Our insurance subsidiaries are currently in compliance with the minimum capital requirements imposed under Wisconsin law, calculated as required by the OCI.

     In addition, the Association requires certain of our insurance subsidiaries to meet certain risk-based capital requirements, which are generally more stringent than those imposed under Wisconsin law. See "Business -- Blue Cross and Blue Shield Licenses."

  INSURANCE REGULATION

     Each of our insurance subsidiaries is subject to regulation by the department of insurance in each state in which it is licensed. Regulatory authorities exercise extensive supervisory power over insurance companies relating to the licensing of insurance companies; the amount of capital which must be maintained; the approval of forms and insurance policies used; the nature of, and limitation on, an insurance company's investments; periodic examination of the operations of insurance companies; the form and content of annual statements and other reports required to be filed on the financial condition of insurance companies; and the establishment of capital requirements for insurance companies. Our insurance company subsidiaries are required to file periodic statutory financial statements in each jurisdiction in which they are licensed. Additionally, such companies are examined periodically by the insurance departments of the jurisdictions in which they are licensed to do business.

     We actively market insurance products to Medicare eligible individuals. Medicare supplement (or Medigap) policies are regulated by the OCI and are the subject of increasing regulation at the state level, as well as additional legislation at the federal level. We continue to monitor and alter procedures to comply with new laws and regulations. During 2001, we were subject to regulation by the Centers for Medicare & Medicaid Services by virtue of our participation in the Medicare+Choice program. We exited this program effective January 1, 2002.

     Under Wisconsin law, insurance companies must provide the OCI with advance notice of any dividend that is more than 15% larger than any dividend for the corresponding period of the previous year. In addition, the OCI may disapprove any "extraordinary" dividend, defined as any dividend which, together with other dividends paid by an insurance company in the prior twelve months, exceeds the lesser of: (i) 10% of statutory capital and surplus as of the preceding December 31; (ii) with respect to a life insurer, net income less realized gains for the calendar year preceding the date of the dividend; or (iii) with respect to a non-life insurer, the greater of (A)(ii) above or (B) the aggregate net income less realized gains for the three calendar years preceding the date of the dividend less distributions made within the first two of those three years.

  INSURANCE HOLDING COMPANY REGULATIONS

     We are a holding company that conducts all of our business through our subsidiaries and are subject to insurance holding company laws and regulations. Such insurance holding company laws and regulations generally require registration with the department of insurance of the holding company's domiciliary state and the filing of certain reports describing capital structure, ownership, financial condition, certain intercompany transactions and general business operations. Various notice and reporting requirements generally apply to transactions between companies within an insurance holding company system, depending on the size and nature of the transactions. Certain state insurance holding company laws and regulations require prior regulatory approval or, in certain circumstances, prior notice, of certain material intercompany transfers of assets as well as certain transactions between the regulated companies, their parent holding companies and affiliates, and acquisitions.

     Under Wisconsin law, acquisition of control of us, and thereby indirect control of our insurance subsidiaries, requires the prior approval of the OCI. "Control" is defined as the direct or indirect power to direct or cause the direction of the management and policies of a person. Any purchaser of 10% or more of the voting securities of a corporation is presumed to have acquired control of the corporation and its subsidiaries unless the OCI, upon application, determines otherwise.

  ERISA

     The provision of goods and services to or through certain types of employee health benefit plans is subject to ERISA. ERISA is a complex set of laws and regulations that are subject to periodic interpretation by the federal courts and the United States Department of Labor. ERISA places certain controls on how our business units may do business with employers covered by ERISA, particularly employers that maintain self-funded plans. The Department of Labor is charged with the enforcement of ERISA and has promulgated new regulations which will expand the claim review process. Given that the current state insurance law governing health insurers contains stringent claim appeal process requirements, we do not anticipate that the rules will significantly impact our operations. There have been continued attempts to limit ERISA's preemptive effect on state laws through proposed state and federal legislation, regulations and litigation. If such limitations were to be imposed, they might increase our liability exposure relating to employee health benefits offered by our health plans and specialty businesses and may permit greater state regulation of other aspects of those businesses' operations.

TRADEMARKS

     Blue Cross and Blue Shield are federally registered service marks of the Association. Compcare(R) is a federally registered service mark of Cobalt. We have filed for and maintain various other service marks and trade names at the federal level and in Wisconsin. Although we consider our registered service marks, trademarks and trade names important in the operation of our business, our business is not dependent on any individual service mark, trademark or trade name owned by us. CompcareBlue and BCBSUW use the Blue Cross and Blue Shield service marks in their businesses, pursuant to a license agreement with the Association as our controlled affiliates. Termination of this license would have a material adverse effect on us.

                                   MANAGEMENT

     The following table sets forth certain information with respect to each of our executive officers and directors.

     As of December 31, 2002, our executive officers and directors are as follows:

NAME                                   AGE                              TITLE
----                                   ---                              -----
Stephen E. Bablitch.................   48    Chairman and Chief Executive Officer, Director
Michael E. Bernstein................   42    President and Chief Operating Officer
Gail L. Hanson......................   47    Senior Vice President, Treasurer and Chief Financial Officer
Penny J. Siewert....................   45    Senior Vice President of Individual and Specialty Risk
Timothy F. Cullen...................   58    Senior Vice President of Corporate & Public Affairs
Richard A. Abdoo....................   58    Director
Barry K. Allen......................   54    Director
James L. Forbes.....................   70    Director
Michael S. Joyce....................   60    Director
D. Keith Ness, M.D. ................   54    Director
William C. Rupp, M.D. ..............   56    Director
Janet D. Steiger....................   63    Director
Kenneth M. Viste, Jr., M.D. ........   61    Director

     We refer to UWS prior to September 25, 1998 as our "predecessor."

     Stephen E. Bablitch is our Chairman and Chief Executive Officer. Mr. Bablitch joined our predecessor in 1996 as General Counsel, Vice President and Secretary. He was elected our Senior Vice President in May of 2001, our President in May of 2002 and became our Chairman and Chief Executive Officer and a director in December of 2002. He has served in various capacities with our and our predecessor's subsidiaries since 1996. Mr. Bablitch has been Senior Vice President of BCBSUW since December of 2000. He has also been General Counsel and Secretary of BCBSUW since 1996. Prior to being elected Senior Vice President of BCBSUW, Mr. Bablitch served as its Vice President. Prior to joining our predecessor and BCBSUW, Mr. Bablitch was an attorney with Dewitt, Ross and Stevens, Madison, Wisconsin from 1991 to 1996.

     Michael E. Bernstein is our President and Chief Operating Officer. Mr. Bernstein was elected a Senior Vice President in February of 2000, Executive Vice President in May of 2002 and President and Chief Operating Officer in December of 2002. He was elected President of CompcareBlue in July of 2001. He has served in various capacities with our subsidiaries since 2000. Mr. Bernstein was elected Senior Vice President of BCBSUW in March of 2000. Prior to joining us and BCBSUW, Mr. Bernstein served as Executive Vice President for the University of Wisconsin Medical Foundation in Madison, Wisconsin from 1998 through 1999. From 1996 to 1998, Mr. Bernstein was Senior Vice President at University Health Care, Inc., Madison, Wisconsin.

     Gail L. Hanson is our Senior Vice President, Treasurer and Chief Financial Officer. Ms. Hanson was Treasurer of our predecessor since 1987 and has been our Treasurer since our formation in 1998. She was elected a Vice President of our predecessor in 1996. Ms. Hanson was named our Chief Financial Officer effective August 1, 1999. She was elected Senior Vice President in May of 2001. Ms. Hanson has also served in various capacities with our and our predecessor's subsidiaries since 1984. Ms. Hanson has been Senior Vice President of BCBSUW since December of 2000 and Treasurer since 1987. Ms. Hanson had been Vice President of BCBSUW since 1996, Chief Financial Officer since 1999 and Assistant Vice President since 1987, having joined BCBSUW in 1984 as the Controller of UWIC.

     Penny J. Siewert is our Senior Vice President of Individual & Specialty Risk. Ms. Siewert was elected Vice President of Regional Services of our predecessor in 1995 and Senior Vice President in May of 2001. She has served in various capacities with our and our predecessor's subsidiaries since 1994. Ms. Siewert joined BCBSUW in 1977 and has served it in various capacities. Ms. Siewert was elected Vice President of Operations for BCBSUW in 1990,

Vice President of Special Markets in 1992, Vice President of Regional Services in 1995 and Senior Vice President in March of 1999.

     Timothy F. Cullen is our Senior Vice President of Corporate & Public Affairs. Mr. Cullen was elected a Vice President in May of 2001. He was elected president and chief operating officer of the government programs division of BCBSUW in 1991, and he has been employed as chairman of United Government Services since January of 1999. Mr. Cullen has served in various capacities with our and our predecessor's subsidiaries since 1988. Prior to joining us and BCBSUW, he was secretary of health and social services for the State of Wisconsin from 1987 to 1988. From 1974 to 1986, Mr. Cullen was employed by the State of Wisconsin as a state senator and served three terms as senate majority leader.

     Richard A. Abdoo has been a director since 1998, and a director of our predecessor from 1991 through 1998. He has served as President and Chief Executive Officer of Wisconsin Energy Corporation, a diversified energy services holding company, since May 1991, and as Chairman of the Board and Chief Executive Officer of Wisconsin Electric Power Company, a utility company, since 1990. Mr. Abdoo has been a director of Wisconsin Energy Corporation since 1988 and a director of Wisconsin Electric Power Company since 1989. He is also a director of Marshall & Ilsley Corporation, a bank holding company; Sensient Technologies Corporation, an ingredient manufacturer; and AK Steel Holding Corporation, a steel manufacturer.

     Barry K. Allen has been a director since 2000. Mr. Allen has served as Executive Vice President and Chief Human Resources Officer of Qwest Communications International, Inc., a telecommunications company, since September 2002. From August 2000 to September 2002, he was President of Allen Enterprises, LLC, a private equity investment and management company. Previously, Mr. Allen has served as President of Ameritech Corporation, a telecommunications company, from October 1999 to 2000; Executive Vice President of Ameritech from 1997 to 1999; and Senior Vice President of Ameritech from 1995 to 1997. He is also a director of Harley-Davidson Inc.; Fiduciary Management, Inc., an investment advisory firm; First Business Bank-Milwaukee; and CMGI, Inc., an internet operating and development company.

     James L. Forbes has been a director since 1998. Mr. Forbes has also served as a director of our predecessor from 1991 through 1998 and as a director of BCBSUW from 1974 to 2001. He has served as Chairman of Badger Meter, Inc., a manufacturer of products using flow measurement technology, since 1999, as a director of Badger Meter, Inc. since 1981 and as Chief Executive Officer of Badger Meter, Inc. from 1987 to April 2002. Mr. Forbes is a director of Sensient Technologies Corporation, an ingredient manufacturer, and Journal Communications, Inc.

     Michael S. Joyce has been a director since 2001. Mr. Joyce served as a director of BCBSUW from 1996 through 2001. He has served as President and Chief Executive Officer of the Foundation for Community and Faith-Centered Enterprise, a charitable foundation, since October 2001. He also served as President and Chief Executive Officer of Americans for Community and Faith-Centered Enterprise from June 2001 to October 2001 and as President and Chief Executive Officer of the Lynde and Harry Bradley Foundation, a charitable foundation, from 1986 to 2001.

     D. Keith Ness, M.D. has been a director since 2001. Dr. Ness served as a director of BCBSUW from 1998 through 2001. He has been a practicing family physician since 1978. Dr. Ness has served as director, President and interim Chief Executive Officer of Community Physician's Network, a group of primary care physicians, since 1998 and as Medical Director of Heritage Manor Nursing Home since 1996.

     William C. Rupp, M.D. has been a director since 1998. Dr. Rupp served as a director of our predecessor from 1997 through 1998. He has served as President and CEO of Immanuel St. Joseph's Health System in Mankato, Minnesota since 2002, and has been a practicing physician in oncology since 1982. Dr. Rupp served as President and Chief Executive Officer of Luther/Midelfort Mayo Health System, a network of community-based healthcare providers in West-Central Wisconsin, from 1994 through 2001, and as President of Midelfort Clinic from 1991 through 2001.

     Janet D. Steiger has been a director since 2001. Ms. Steiger served as a director of BCBSUW from 1998 through 2001. She was a member of the United States Federal Trade Commission from 1989 to 1997; and served as Chair of the Federal Trade Commission from 1989 to 1995.

     Kenneth M. Viste, Jr., M.D. has been a director since 2001. Dr. Viste served as a director of BCBSUW from 1992 through 2001. He has been a practicing physician in neurology since 1974. He is Principal of Lakeside Neurocare, Limited, an independent medical office. Dr. Viste has been a director of the Physical Rehabilitation Unit of Mercy Medical Center, Oshkosh, Wisconsin, since 1974, and of the Physical Rehabilitation Unit of St. Agnes Hospital, Fond du Lac, Wisconsin, since 1983. Dr. Viste has also served as a Clinical Professor of Neurology at the University of Wisconsin Medical School since 1995.

     Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed. There are no family relationships among any of our directors and/or executive officers. The business address of each of the executive officers is 401 West Michigan Street, Milwaukee, Wisconsin 53203.

                         AGREEMENTS WITH THE FOUNDATION

CERTAIN AGREEMENTS EXECUTED IN CONNECTION WITH THE COMBINATION

     In connection with the Combination, we entered into a Voting Trust and Divestiture Agreement and a Registration Rights Agreement, which are summarized below.

  VOTING TRUST AND DIVESTITURE AGREEMENT

     PURPOSE

     The Association agreed to continue to grant us licenses to use the Blue Cross and Blue Shield names and service marks following completion of the Combination only if the Foundation agreed to deposit all of its shares of our common stock in a voting trust and sell those shares within prescribed time periods. The Association designed this condition to preserve our independence from the Foundation. The Voting Trust and Divestiture Agreement summarized below also incorporates the conditions imposed by the OCI's order approving the conversion of BCBSUW.

     DEPOSIT OF SHARES

     The Foundation deposited into a voting trust all of the shares of our common stock it received in the Combination. The terms of the voting trust significantly limit the Foundation's voting rights, and the trustee of the voting trust will vote those shares in the manner described below. In addition, the Foundation may dispose of those shares only in a manner that would not violate the ownership requirements contained in our Amended and Restated Articles of Incorporation and any other agreement to which the Foundation will be a party.

     WITHDRAWAL OF SHARES

     As described below, the Foundation must sell its shares of our common stock within prescribed periods of time. In order to sell these shares, the Foundation will need to withdraw shares from the voting trust from time to time. In order to ensure that the Foundation is selling shares in a permitted manner, the Foundation may withdraw shares from the voting trust only in order to sell such shares and then only if:

     - we register the shares in the name of the purchaser before the Foundation withdraws them from the voting trust, so that the Foundation may not keep ownership of those shares;

     - the Foundation does not sell the shares to an affiliate of the Foundation, so that the Foundation may not keep indirect ownership of those shares;

     - the Foundation does not sell the shares to a person or entity that already owns shares of our common stock in excess of the ownership limits contained in our Amended and Restated Articles of Incorporation, so that the ownership limits are not violated;

     - the sale would not result in a person or entity owning shares of our common stock in excess of the ownership limits contained in our Amended and Restated Articles of Incorporation, so that the ownership limits are not violated; and

     - the Voting Trust and Divestiture Agreement, the Registration Rights Agreement and our Amended and Restated Articles of Incorporation and Bylaws permit the sale.

     VOTING OF SHARES HELD IN VOTING TRUST

     In general, in order to maintain our independence from the Foundation, the trustee of the voting trust will vote the shares of our common stock owned by the Foundation as directed by our directors, except that the Foundation will decide how to vote these shares on a merger or similar business combination proposal which would result in our then existing shareholders owning less than 50.1% of the resulting company, or which would result in any person or entity who owned 50.1% or less of our common stock owning more than 50.1% of the voting securities of the resulting entity. Specifically, the trustee of the voting trust will vote all of the Foundation's shares of our common stock in the voting trust in the following manner:

     - If the matter is the election of our directors, the trustee will vote the shares in favor of each nominee whose nomination has been approved by (i) a majority of the members of our board of directors who were not nominated at the initiative of the Foundation or of a person or entity owning shares of our common stock in excess of the ownership limits contained in our Amended and Restated Articles of Incorporation (such directors being called "Independent Directors"), and (ii) a majority of our entire board of directors.

     - The trustee will vote against the removal of any of our directors, and against any change to our Amended and Restated Articles of Incorporation or Bylaws, unless (i) a majority of the Independent Directors, and (ii) a majority of our entire board of directors, initiates or consents to such removal or amendment action.

     - In the event that director seats are eligible for public shareholder representation, the trustee will be directed to vote its shares in the same proportion and for the same candidates voted for by the non-Foundation holders or our common stock. This provision will expire at such time as the Foundation owns less than 20% of the outstanding shares of our common stock.

     - The trustee will vote as directed by the board of directors of the Foundation on any proposed business combination transaction that if consummated would result in (1) the then existing holders of our common stock, including the Foundation, owning less than 50.1% of the outstanding voting securities of the resulting entity, or (2) any person or entity who, prior to the proposed transaction, owned less than 50.1% of our outstanding common stock owning 50.1% or more of the outstanding voting securities of the resulting entity.

     - The trustee will vote in accordance with the recommendation of our board of directors on any action requiring prior approval of our board of directors as a prerequisite to becoming effective.

     In addition, unless a majority of the Independent Directors and a majority of our entire board of directors initiates or consents to such action, neither the Foundation nor the trustee of the voting trust may:

     - make any change or addition to or repeal our Amended and Restated Articles of Incorporation or Bylaws;

     - nominate any candidate to fill any vacancy on our board of directors;

     - call any special meeting of our shareholders;

     - make any shareholder proposal pursuant to Section 2.14 of the Bylaws; or

     - take any action that would be inconsistent with the voting requirements contained in the Voting Trust and Divestiture Agreement.

     STANDSTILL

     As the largest holder of our common stock, the Foundation would ordinarily enjoy the benefits of control typically held by majority shareholders. However, in order to maintain our independence from the Foundation, as required by the Association, the Foundation has agreed not to take actions that a shareholder of a corporation ordinarily could take in its capacity as a shareholder. Specifically, the Voting Trust and Divestiture Agreement provides that the Foundation may not:

     - individually, or as part of a group, acquire the right to vote or dispose of any shares of our common stock or options to purchase shares of our stock other than those shares issued to it in the Combination, unless it receives the shares in a stock split or other similar transaction;

     - enter into any agreement with any person or entity to sell shares of our common stock, except in accordance with the Voting Trust and Divestiture Agreement and the Registration Rights Agreement;

     - sell any of its shares of our common stock to a person or entity if the person or entity already owns, or would own as a result of the sale transaction and any transactions related to the sale, our common stock in excess of the ownership limit for the person or entity included in our Amended and Restated Articles of Incorporation;

     - make any shareholder proposal for submission at an annual meeting of our shareholders;

     - nominate any candidate to our board of directors; or

     - appoint any individual to fill a vacancy on our board of directors.

     OBSERVATION RIGHTS

     For so long as the Foundation beneficially owns at least 20% of the outstanding shares of our common stock, the Foundation, through an authorized representative, will have a limited right to attend and observe all meetings and executive sessions of our board of directors. However, the authorized representative of the Foundation will not observe any portion of a meeting during which privileged communications between the board of directors and its attorneys occur.

     DIVESTITURE REQUIREMENTS

     The Association requires its for-profit licensees to have limitations on the ownership of their stock in order to maintain independence from the control of any single shareholder or group of shareholders. The Foundation's ownership (prior to completion of this offering) of approximately 74.9% of the outstanding shares of our common stock entitled to vote would ordinarily exceed the ownership limitations established by the Association. The Association has agreed to waive the ownership limitations for the Foundation provided that the Foundation satisfies a number of conditions, including selling the shares of our common stock that it owns in the manner and within the time periods described below.

     One-Year Divestiture Deadline

     The Foundation was required to sell shares of our common stock so that it beneficially owned less than 80% of the outstanding common stock within one year following completion of the Combination. Because the Foundation owned approximately 77.5% of our outstanding shares entitled to vote immediately after the Combination, it was not necessary for any sales to be effected during this period.

     Three-Year Divestiture Deadline

     In addition to meeting the one-year divestiture deadline, the Foundation must sell sufficient shares of our common stock so that it beneficially owns less than 50% of the outstanding shares of our common stock by March 23, 2004. This three-year period is extended day for day, up to a maximum of 365 days, for each day that we are not required to file a registration statement (i) in response to an actual demand registration under the Registration Rights Agreement because we had recently effected a registration of our common stock or
(ii) as the result of the pendency of any blackout period under the Registration Rights Agreement.

     Five-Year Divestiture Deadline

     In addition to meeting the one-year divestiture deadline and the three-year divestiture deadline, the Foundation must sell sufficient shares of our common stock so that it beneficially owns less than 20% of the outstanding shares of our common stock by March 23, 2006. This five-year period is extended day for day, up to a maximum of 730 days, for each day that we are not required to file a registration statement (i) in response to an actual demand registration under the Registration Rights Agreement because we had recently effected a registration of our common stock or (ii) as the result of the pendency of any blackout period under the Registration Rights Agreement.

     Extension of Divestiture Deadlines

     In the event that the Foundation does not meet the divestiture deadlines, it may be able to obtain an extension if it receives Association approval. Specifically, we must extend the divestiture deadlines if:

     - the Foundation makes a good faith and reasonable determination that compliance with the divestiture deadlines would have a material adverse effect on the Foundation;

     - the Foundation advises us of its determination and the reasons for the determination and makes a reasonable request for an extension of the pending divestiture deadline; and

     - we received written confirmation from the Association that the Foundation's request for an extension of the divestiture deadline would not cause a violation of the license agreement between us and the Association.

     Similarly, we can extend the divestiture deadline for the Foundation without a prior request by the Foundation. Any such extension is subject to prior approval of the Association. Specifically, we may extend the divestiture deadlines if we make a good faith determination that compliance with the divestiture deadlines would have a material adverse effect on us or any of our shareholders, other than the Foundation, and if we receive written confirmation from the Association that the extension of the divestiture deadline requested by us would not cause a violation of the license agreement between us and the Association.

     Failure to Meet Divestiture Deadlines

     It is possible that the Foundation will not be able to meet the divestiture deadlines. If the Foundation fails to meet a divestiture deadline, and the divestiture deadline has not been extended, we will arrange for the sale of those shares of our common stock that the agreement required the Foundation to sell and will pay the proceeds received in the sale to the Foundation, after deducting the expenses incurred by us. The sale of these shares would likely require registration with the SEC, which may take considerable time to complete. The Foundation will pay the expenses of the sale. Until sold, the trustee of the voting trust will vote those shares of our common stock as described above under "-- Voting of Shares Held in Voting Trust."

     DIVIDENDS

     We currently do not plan to declare and pay any dividends on the outstanding shares of our common stock in the future. However, if we do declare and pay dividends, the Foundation will be entitled to receive any such cash dividends paid on the shares of our common stock held in the voting trust, after the trustee deducts its fees and expenses. Any stock dividends paid on the shares of our common stock held in the voting trust will be subject to the voting trust as if originally deposited in the voting trust.

     TERMINATION OF VOTING TRUST AND DIVESTITURE AGREEMENT

     The Voting Trust and Divestiture Agreement will terminate once the trustee receives notice from us and the Foundation that the Foundation beneficially owns less than 5% of the outstanding shares of our common stock. At that point, the restrictions and deadlines in the Voting Trust and Divestiture Agreement will no longer apply, and the Foundation will have satisfied the divestiture deadlines. Otherwise, the Voting Trust is irrevocable.

     ACQUISITION PROPOSALS

     The Voting Trust and Divestiture Agreement provides that the Foundation may not solicit or encourage inquiries or proposals with respect to, or provide any confidential information to or have any discussions, meetings, or communications with a person relating to, a merger, tender offer, or other business combination involving us. However, the Foundation may:

     - have discussions with the counter-party to a business combination transaction after our board of directors submits the transaction to our shareholders for approval; and

     - have discussions with any person or entity concerning the sale of our common stock as permitted by the Voting Trust and Divestiture Agreement and the Registration Rights Agreement.

     In addition, under the Voting Trust and Divestiture Agreement, for so long as the Foundation beneficially owns at least 20% of the outstanding shares of our common stock, we must consult with the Foundation before soliciting, or upon receiving, a business combination proposal in which our then existing shareholders including the Foundation will own less than a majority of the outstanding shares of the resulting entity.

  REGISTRATION RIGHTS AGREEMENT

     PURPOSE

     The Registration Rights Agreement gives the Foundation the right to require us to register with the Securities and Exchange Commission the Foundation's shares of our common stock for sale so that the Foundation may satisfy the divestiture deadlines contained in the Voting Trust and Divestiture Agreement without having to rely on private or other nonregistered sales. As discussed below, the Registration Rights Agreement will also give us the option to purchase shares of our common stock from the Foundation.

     DEMAND REGISTRATION RIGHTS

     Under federal securities laws, every offer and sale of securities must be either registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or exempt from registration. The Registration Rights Agreement gives the Foundation the right to demand that we effect a registration with the Securities and Exchange Commission of some or all of the shares of our common stock beneficially owned by the Foundation. The Foundation is entitled to one demand registration per calendar year for as long as the Foundation beneficially owns shares of our common stock, provided that we do not have to effect a demand registration if we have effected a demand registration within the preceding 120 days, even if that 120-day period extends into a prior calendar year. However, our obligations to effect a demand registration will be subject to the limitations described below.

     PURCHASE OPTION

     If the Foundation requests a demand registration, we will have the option to purchase any or all of the shares of our common stock of which the Foundation requests registration before we must take any action. We will not have the option to purchase less than all of the shares if the market value of the shares that we elect not to purchase is less than $30 million. The purchase price per share for the shares we elect to purchase will be the average closing sale price per share of our common stock on the New York Stock Exchange during the ten consecutive trading days ending on the second trading day immediately preceding the date the Foundation requests the demand registration. If we do not exercise this option in full, we must file a registration statement for the remaining shares, subject to the exceptions described below.

     NO OBLIGATION TO EFFECT DEMAND REGISTRATIONS UNDER CERTAIN CIRCUMSTANCES

     If the Foundation requests a demand registration and we do not elect to exercise our demand purchase option, we will still not be required to file a registration statement for the shares the Foundation desires to sell if:

     - we previously registered shares of our common stock at the request of the Foundation at any time during the immediately preceding 120-day period;

     - we previously registered shares of our common stock at the request of the Foundation at any time during the calendar year in which the Foundation made a demand;

     - we previously effected a registration of shares of our common stock for sale by us during the preceding 120 days, other than shares registered pursuant to acquisitions or dividend reinvestment or similar employee plans;

     - the amount of our common stock that the Foundation seeks to register has a market value of less than $30 million, unless the shares are all of the remaining shares of our common stock the Foundation owns; or

     - we determine in good faith that a demand registration would materially interfere with a previously announced business combination transaction in which we intend to issue shares of our common stock, or would result in the premature disclosure of any pending development involving us, in which case the agreement does not require us to file a demand registration for a 120-day period.

     PIGGY-BACK REGISTRATION RIGHTS

     In addition to granting the Foundation the right to demand registration of its sales of shares, the Registration Rights Agreement also permits the Foundation to "piggy-back" on any registrations we make. Specifically, the Registration Rights Agreement provides that whenever we propose to file a registration statement for a public offering of shares of our common stock, the Foundation will have the right (i) to have any or all of the shares of our common stock that it beneficially owns included among the securities we will register, and (ii) until it beneficially owns less than 50% of the issued and outstanding shares of our common stock, to have any or all of its shares of our common stock included among the securities we will register so that the Foundation is entitled to receive up to 50% of the proceeds from the offering.

     If the lead managing underwriter for an offering for which the Foundation requests piggy-back registration rights determines that marketing or other factors require a limitation on the number of shares of our common stock the parties can sell in the offering, then we will have priority over the Foundation unless the Foundation beneficially owns more than 50% of the issued and outstanding shares of our common stock at the time of the offering and has elected to exercise its right, as described above, to sell shares sufficient to receive up to 50% of the proceeds.

     CONTINUING OPTION TO PURCHASE THE FOUNDATION SHARES

     In addition to the demand purchase option described above, beginning on the date of the earliest of

     - the consummation of a demand registration or an offering pursuant to a piggy-back request which results in gross sale proceeds to the Foundation of at least $10 million,

     - the consummation of a private placement transaction by the Foundation resulting in gross sale proceeds to the Foundation of at least $10 million, or

     - the purchase by us of our common stock in a private placement resulting in gross sale proceeds to the Foundation of at least $10 million,

we may purchase from the Foundation any or all of the shares of our common stock beneficially owned by the Foundation at a price equal to (i) the average closing sale price of our common stock on the New York Stock Exchange over a 10-day period ending on the date notice of exercise is given (or, if greater, the 10-day period ending on the 45th day before the date notice of exercise is given), or (ii) the sale price received in a private placement if the Foundation has not yet exercised its demand or piggy-back registration rights. If we purchase shares of our common stock from the Foundation pursuant to this option, we must hold the shares for 45 days before reselling them in a public or private transaction.

     HOLDBACK

     It is possible that the Foundation may desire to sell its shares of our common stock at a time when we are planning to sell additional shares for our own benefit. In such a case, the Foundation may not sell any shares of our common stock that it beneficially owns for a 90-day period following its receipt of notice from us that we have filed a registration statement if the Foundation's sale of our common stock would adversely affect our offering, or if the lead managing underwriter, in the case of an underwritten offering, advises us that the Foundation's sale of our common stock would adversely affect our offering.

     Similarly, it is possible that we may desire to sell shares of our common stock for our own benefit at a time when the Foundation desires to make a demand registration. In such a case, we may not file a registration statement for our common stock or securities convertible into our common stock during the 30-day period commencing on the effective date of a registration statement filed on behalf of the Foundation under a demand registration.

     REGISTRATION EXPENSES

     We will pay all registration expenses in connection with a demand registration or a piggy-back registration by the Foundation except for the Foundation's legal fees and any underwriting discounts or commissions or transfer taxes.

     RULE 144

     The Registration Rights Agreement provides that the Foundation may not sell any shares of our common stock that it beneficially owns pursuant to Rule 144 under the Securities Act of 1933, as amended, until the Foundation has sold at least $50 million of our common stock to purchasers that are not affiliates of the Foundation. Thereafter, the Foundation may sell shares of our common stock that it owns pursuant to Rule 144 if:

     - the intended sale would not be to a person or entity that already owns shares of our common stock in excess of the ownership limit for that person or entity contained in our Amended and Restated Articles of Incorporation;

     - the intended sale would not cause a person or entity to own shares of our common stock in excess of the ownership limits for that person or entity contained in our Amended and Restated Articles of Incorporation; and

     - the intended sale would not otherwise violate the Registration Rights Agreement, the Voting Trust and Divestiture Agreement and our Amended and Restated Articles of Incorporation or Bylaws.

     Under Rule 144, the amount of stock that a party can sell in any three-month period is limited, and the party can sell the stock only in specified unsolicited broker transactions or transactions with a market maker.

     PRIVATE SALES

     If the Foundation desires to sell any or all of its shares of our common stock in a private sale transaction to qualified investors, we will have the right of first refusal to purchase the shares of our common stock from the Foundation upon the same terms and conditions as the Foundation proposes to sell the shares in the private sale.

  OTHER

     In connection with obtaining the approval of the OCI to the Combination, we agreed to contribute a total of $2 million cash to the Foundation. Of this amount, an aggregate of $1 million was contributed during 2001 and 2002. The remaining $1 million was contributed on January 30, 2003.

     Pursuant to a letter agreement between us and the Foundation dated November 1, 2002, we have agreed to file a "shelf" registration statement on Form S-3 with the Securities and Exchange Commission registering 6,500,000 of the shares of our common stock owned by the Foundation, as well as 500,000 shares of our common stock which we may issue from time to time. We filed such a registration statement on November 8, 2002. The filing of the registration statement itself did not constitute a "demand" under the Registration Rights Agreement.

     Each time the Foundation wishes to sell a portion of those shares, it must notify us and we must promptly prepare and file an appropriate supplement to the prospectus or post-effective amendment to the registration statement. We refer to any such sale by the Foundation as a "Takedown." The Foundation may not request another Takedown until at least 90 days have elapsed since the earlier of (x) the 60th day after the filing of the necessary prospectus supplement or the effective date of the necessary post-effective amendment (or, if no prospectus supplement or post-effective amendment is filed, the 60th day after our receipt of notice of the Takedown from the Foundation) or (y) such time as all of the shares of our common stock covered by such Takedown have been sold.

     If any Takedown by the Foundation is to be effected as an underwritten offering, such as the offering of shares by the Foundation pursuant to this prospectus supplement, it will generally be treated as a demand under the Registration Rights Agreement. Any Takedown by the Foundation not effected as an underwritten offering will be treated as a private placement for purposes of the Registration Rights Agreement, except that we will not have any purchase options (as described above under "Private Sales") with respect to such shares unless the contemplated sale price is less than 75% of the closing price per share of our common stock on the New York Stock Exchange on the date immediately prior to the date such sale is agreed to in writing by the Foundation. If we decide to issue shares covered by the registration statement in an underwritten offering, we must notify the Foundation, which may then exercise "piggy-back" rights under the Registration Rights Agreement.

                STOCK OWNERSHIP OF MANAGEMENT AND THE FOUNDATION

     The following tables set forth as of December 31, 2002 information regarding the beneficial ownership of our common stock by our directors and certain executives, by our directors and executive officers as a group and by the Foundation. The Foundation is the only shareholder we know to own 5% or more of our outstanding shares of common stock. The information set forth below has been furnished to us by the respective named shareholders.

     Beneficial ownership is determined in accordance with Securities and Exchange Commission rules. In general, these rules attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities and includes, among other things, securities that an individual has the right to acquire within 60 days. Unless otherwise indicated, the shareholders identified in the following tables have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations for any individual listed below are based on 41,644,584 shares of our common stock outstanding as of December 31, 2002 plus all shares of our common stock which the individual may acquire beneficial ownership of pursuant to stock options that are exercisable or that will become exercisable within 60 days of December 31, 2002.

OWNERSHIP BY MANAGEMENT

                                                              NUMBER OF SHARES
                                                                BENEFICIALLY     PERCENT
NAME OF BENEFICIAL OWNER                                          OWNED(1)        OWNED
------------------------                                      ----------------   -------
Stephen E. Bablitch(2)(3)(4)................................       273,056         *
Michael E. Bernstein(3)(4)..................................        38,204         *
Gail L. Hanson(3)(4)........................................       165,610         *
Penny J. Siewert(2)(3)(4)...................................       242,886         *
Timothy F. Cullen(2)(3)(4)..................................       189,435         *
Richard A. Abdoo............................................         8,426         *
Barry K. Allen..............................................        14,000         *
James L. Forbes.............................................         8,126         *
Michael S. Joyce(2).........................................        40,100         *
D. Keith Ness, M.D. ........................................         2,000         *
William C. Rupp, M.D. ......................................         5,000         *
Janet D. Steiger............................................         2,000         *
Kenneth M. Viste, Jr., M.D. ................................         3,000         *
All directors and executive officers as a group (19
  persons)(1)(2)(3)(4)......................................     1,045,302       2.45%

---------------

 *  Less than one percent.

(1) Includes the following number of shares that may be acquired upon the exercise of options within 60 days of December 31, 2002: Ms. Siewert, 233,073; Mr. Bablitch, 266,291; Mr. Bernstein, 26,250; Mr. Cullen, 183,864;
    Ms. Hanson, 159,500; Mr. Abdoo, 6,626; Mr. Forbes, 6,626; Mr. Allen, 4,000;
    Mr. Joyce, 2,000; Mr. Ness, 2,000; Mr. Rupp, 2,000; Ms. Steiger, 2,000; Mr.
    Viste, 2,000; and all directors and executive officers as a group, 994,480.

(2) Includes the following shares owned jointly with such person's spouse, with respect to which such person shares voting power and dispositive power: Mr. Bablitch, 4,000. Also includes the following shares owned separately by such person's spouse and/or child, with respect to which such person shares voting power and dispositive power: Mr. Cullen, 250; Ms. Siewert, 3,000; and Mr. Joyce, 200.

(3) Includes the following shares held under our 401(k) plan, as to which such person has dispositive power: Mr. Bablitch, 2,765; Mr. Bernstein, 1,954; Mr. Cullen, 3,241; Ms. Hanson, 3,173; Ms. Siewert, 5,463; and all directors and executive officers as a group, 20,305.

(4) Does not include the following shares of restricted stock granted on January 2, 2003: Mr. Bablitch, 31,000; Mr. Bernstein, 31,000; Ms. Hanson, 12,000;
    Mr. Cullen, 9,000; and Ms. Siewert, 6,000.

OWNERSHIP BY THE FOUNDATION

     The following table sets forth information regarding the approximate beneficial ownership of our common stock by the Foundation as of January 21, 2003 and as adjusted to give effect to the sale of shares offered hereby.

                                                         SHARES OF COMMON                       SHARES OF COMMON
                                                        STOCK BENEFICIALLY                     STOCK BENEFICIALLY
                                                          OWNED PRIOR TO                          OWNED AFTER
                                                           THIS OFFERING        NUMBER OF        THIS OFFERING
                                                       ---------------------   SHARES BEING   --------------------
NAME AND ADDRESS                                         NUMBER      PERCENT     OFFERED        NUMBER     PERCENT
----------------                                       ----------    -------   ------------   ----------   -------
Wisconsin United for Health Foundation, Inc.           31,313,390(1)   75%      5,500,000     25,813,390     62%
  10 East Doty Street
  Madison, WI 53703

---------------

(1) Based on the Schedule 13D filed by the Foundation with us pursuant to the Securities Exchange Act of 1934, as amended.

     In addition, the Foundation has granted to the underwriters an option to purchase up to 825,000 additional shares of common stock to cover over-allotments, if any, incurred in connection with this offering. If the option is exercised in full, then the Foundation will own 24,988,390 shares, or approximately 60% of our outstanding common stock. See "Background of the Company" and "Agreements With the Foundation" for a description of other material transactions between us and the Foundation.

                      ARTICLES OF INCORPORATION AND BYLAWS

     Our Amended and Restated Articles of Incorporation ("Articles") and our Amended and Restated Bylaws ("Bylaws") contain certain provisions regarding the required composition of our board of directors and ownership of our common stock that investors should understand when considering an investment in our common stock. We have set forth below a short summary of some of those provisions, and a short description of how completion of the offering will affect the board composition requirements. In the following summary, the term "person" includes any individual or entity.

QUALIFICATION OF DIRECTORS

  GENERAL

     Our board of directors is currently comprised of nine members, which is the maximum number of board positions authorized by our Articles and our Bylaws. The current directors, taken as a group and each individually, satisfy specific board composition and individual criteria imposed by the Association and OCI as a result of the Combination. Certain of these standards are based solely upon the amount of issued and outstanding common stock beneficially owned by the Foundation, and will terminate when the Foundation's holdings decrease below 20%. Due to this correlation to the Foundation's holdings of our common stock, an increase in outstanding shares, sales of shares by the Foundation, or a combination of both could potentially affect the required composition of our board of directors.

  INDEPENDENT DIRECTORS

     Our Articles provide that no one will be able to become one of our directors unless (i) he or she is an "Independent Director" (as defined below), or (ii) immediately after he or she becomes a director, at least a specified percentage of our directors would be Independent Directors. Currently, at least 78.75% of our directors are required to qualify as Independent Directors. This means that there can be a maximum of one non-Independent Director as of the date of this prospectus supplement. The percentage of directors that must be Independent Directors will decrease as the Foundation's stock ownership decreases, according to a formula described below. A person will qualify as an "Independent Director" if he or she:

     - is not a "major participant" (as defined below);

     - has not been nominated to be a director at the initiative of a major participant;

     - has not announced a commitment to a proposal made by a major participant that has not been approved by an "independent board majority" (as defined below); and

     - has not been determined by an independent board majority to have been subject to any relationship or arrangement which those directors deem to be likely to interfere with his or her exercise of independent judgment.

     As used above, an "independent board majority" means a group of directors consisting of a majority of all Independent Directors AND a majority of all directors. A "major participant" means:

     - the Foundation, or any other person, in the judgment of an independent board majority, that succeeds to the Foundation's position;

     - a person that owns shares of our common stock in excess of the ownership limitations described below;

     - a person that has filed proxy materials with the Securities and Exchange Commission supporting a candidate for election to the board of directors in opposition to candidates approved by an independent board majority;

     - a person that has taken actions deemed by an independent board majority to indicate that such person will seek to become a major participant; or

     - a person that is an affiliate or associate of a major participant.

     If, however, an independent board majority has given prior approval to an acquisition of our common stock by a person and that acquisition would otherwise have caused that person to become a major participant, the acquiring person will nevertheless not be a major participant so long as the person (i) makes no subsequent acquisition of our common stock not approved by an independent board majority, and (ii) takes no other action that would make that person a major participant, without the prior approval of an independent board majority. The Foundation will always be a major participant.

     The board of directors composition specified by our Articles will change as the Foundation's ownership of our common stock decreases. For each 1% reduction in the percentage of our outstanding common stock owned by the Foundation below 80%, the percentage of board seats that must be occupied by Independent Directors will be reduced by one-half of 1%. For example, when the Foundation's holdings have been reduced to 50% of our outstanding common stock, the Amended and Restated Articles of Incorporation will require that at least 65% of the directors be Independent Directors. However, the Independent Directors will always be required to comprise a majority of the board.

  INDEPENDENT PUBLIC SHAREHOLDER REPRESENTATION

     As part of the Combination, OCI imposed certain board composition requirements in an effort to reflect "independent public shareholder representation," which relates to the number of shares owned by the investing public apart from the Foundation. For those positions on our board of directors which are not required to satisfy the definition of Independent Director, an individual nominated and elected to such a position must satisfy different "independent public shareholder representative" criteria set forth in our Bylaws. Based upon the current independent board majority percentage, only one board position must satisfy OCI's "independent public shareholder representative" criteria. Three current board members, Messrs. Richard Abdoo, Barry Allen, and Dr. William Rupp, each satisfy this test.

QUALIFIED CANDIDATES

     Our Amended and Restated Bylaws provide that shareholders will elect directors by a plurality vote and that shareholders may only elect "qualified candidates" to the board of directors. A qualified candidate is an individual nominated by an independent board majority or properly nominated pursuant to the procedures set forth in our Amended and Restated Bylaws, and, in either event, who is not disqualified by virtue of being a "non-independent candidate" for whom there is no board seat available because of the requirement that at least a specified percentage (between 50.01% and 80%) of the directors be Independent Directors. A "non-independent candidate" is a candidate who would not qualify as an "Independent Director," as described above.

     If there are more qualified candidates in any election of directors than available board seats, then the independent candidates receiving the greatest number of votes will win the seats reserved for Independent Directors, and the remaining candidate(s) who satisfy certain eligibility requirements imposed under Section 3.04 of our Amended and Restated Bylaws (whether independent or non-independent candidates) receiving the greatest number of votes will win any seat(s) available for non-Independent Directors. (However, under the terms of the voting trust and divestiture agreement with the Foundation, the trustee of the voting trust is required, in an election involving board seats not reserved for Independent Directors, to vote the Foundation's shares in proportion to the votes cast by shareholders other than the Foundation. See "Agreements With the Foundation -- Voting Trust and Divestiture Agreement -- Voting of Shares Held in Voting Trust.")

LIMITATIONS ON COMMON STOCK OWNERSHIP

  GENERAL

     Our Articles contain the following ownership limitations required by the Association for its for-profit licensees. These limitations are imposed to protect the licensee's independence from any single shareholder or concerted group of shareholders. Under these ownership limitations:

     - no institutional owner may beneficially own 10% or more of the combined voting power of all of our outstanding securities;

     - no non-institutional owner may beneficially own 5% or more of the combined voting power of all of our outstanding securities; and

     - no person may own 20% or more of all of our outstanding equity securities (regardless of voting power).

     Our Articles define "beneficial ownership" to include securities:

     - in which a person has a direct or indirect ownership interest;

     - which a person has a right or option to purchase;

     - which a person has the right to vote;

     - with respect to which a person would be required to file a Schedule 13D or 13G under the Securities Exchange Act of 1934, as amended; or

     - which are owned by any affiliate or associate of the person, or by anyone else with which the person has any agreement or understanding.

     Our Articles also include a number of exceptions to the definition of beneficial ownership (for example, a pledgee of stock or one in possession of a revocable proxy is not a beneficial owner).

  VIOLATION OF LIMITATION ON OWNERSHIP

     Except as set forth below, if any person beneficially owns our securities in excess of the ownership limits, then (i) the person will not receive any rights to the excess shares, and (ii) the excess shares will immediately be deemed to be transferred to a "share escrow agent" appointed by us to sell the excess shares. However, a person's beneficial ownership will not violate the ownership limits if the person's excess shares do not exceed the lesser of 1% of the voting power of the capital stock or 1% of the ownership interest of us, and the person disposes of the excess shares within fifteen days of becoming aware of the ownership of excess shares.

  EXCEPTIONS TO OWNERSHIP LIMITS

     The ownership limits described above do not apply to shares received by the Foundation in the Combination, or any shares acquired by the Foundation as a result of a subsequent stock dividend, stock split, conversion or similar distribution. However, the ownership limits will apply to shares transferred by the Foundation or the voting trust to any other person.

  CHANGE IN OWNERSHIP LIMITS

     In addition, an independent board majority together with the holders of 75% or more of the outstanding shares of our common stock may change the ownership limits, without regard to the terms of the license agreement, by amending the Articles as described below.

CONTROL SHARE VOTING RESTRICTIONS

     Our Articles provide that shares of our common stock owned by the Foundation or the trustee are not subject to the voting power restrictions provided by Section 180.1150(2) of Wisconsin law, which would otherwise limit the voting power of our shares owned by the Foundation and the trustee that exceed 20% of the voting power in the election of directors to 10% of the full voting power of such excess shares.

AMENDMENTS TO AMENDED AND RESTATED ARTICLES OF INCORPORATION

     Our Articles provide that the approval of an independent board majority and of the holders of 75% or more of the outstanding shares of common stock will be required in order to amend various sections of the Articles, including the sections dealing with:

     - the number, qualifications, limitations on liability and removal of directors (who may only be removed by vote of the holders of 75% of the outstanding shares, and only in the event of gross negligence or willful misconduct);

     - special shareholder meetings;

     - the ownership limitations;

     - amendments to the Bylaws;

     - the prohibition on cumulative voting; and

     - the right to amend the Articles.

     The supermajority votes described above will not be necessary if any of the following applies:

     - we no longer have any license agreements with the Association;

     - the amendment in question is an amendment to the ownership limitation and transfer restriction provisions of the Articles which has been proposed in order to conform to a change in the terms of any Association license agreement;

     - the amendment in question is any other amendment to the ownership limitation and transfer restriction provisions that is required or permitted by the Association, whether or not it constitutes a change to any license agreement; or

     - the amendment in question is an amendment to the ownership limitation and transfer restriction provisions which has been approved by an independent board majority in connection with a proposal to acquire all our outstanding capital stock.

For so long as the Foundation owns at least 20% of the outstanding shares of our common stock, any amendment of the Articles will be subject to the prior review and approval of the OCI. Under the Bylaws, our shareholders are not permitted to act by written consent without a meeting.

                                  UNDERWRITING

     UBS Warburg LLC and Salomon Smith Barney Inc. are acting as joint book-running managers and, together with CIBC World Markets Corp. and Robert W. Baird & Co. Incorporated, are acting as representatives of the underwriters named below. We, the Foundation and the underwriters have entered into an underwriting agreement concerning the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

UNDERWRITERS                                                   NUMBER OF SHARES
------------                                                   ----------------
UBS Warburg LLC.............................................      2,045,000
Salomon Smith Barney Inc. ..................................      2,045,000
CIBC World Markets Corp. ...................................      1,090,000
Robert W. Baird & Co. Incorporated..........................        270,000
Cochran, Caronia & Co. LLC..................................         50,000
                                                                  ---------
     Total..................................................      5,500,000
                                                                  =========

     If the underwriters sell more shares than the total number set forth in the table above, then the underwriters have a 30-day option to buy up to an additional 825,000 shares from the Foundation at the public offering price less the underwriting discounts and commissions, to cover these sales. If any shares are purchased under this option, then the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table provides information regarding the amount of the discount to be paid to the underwriters by the Foundation. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 825,000 additional shares.

                                                                   PAID BY THE FOUNDATION
                                                              ---------------------------------
                                                              NO EXERCISE OF   FULL EXERCISE OF
                                                              OVER-ALLOTMENT    OVER-ALLOTMENT
                                                                  OPTION            OPTION
                                                              --------------   ----------------
Per share...................................................    $     0.60        $     0.60
Total.......................................................    $3,300,000        $3,795,000

     We estimate that the total expenses of this offering payable by us will be approximately $450,000.

     Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.36 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

     In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

     We have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through and including the date 90 days after the date of this prospectus supplement, without the prior written consent of UBS Warburg LLC. Each of our executive officers, our directors and the Foundation have also agreed to these restrictions.

     In connection with this offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase our common stock in this offering.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Salomon Smith Barney, on behalf of the underwriters, has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

     We and the Foundation have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

     Robert W. Baird & Co. Incorporated, one of the underwriters in this offering, has been retained by the Foundation to provide financial advisory services and will be entitled, upon completion of this offering, to a fee equal to 1.25% of the net proceeds of the offering to be received by the Foundation up to $100 million, as well as reimbursement of expenses. To the extent that this and subsequent public offerings or other "realization events" produce proceeds to the Foundation in excess of $100 million (on a cumulative basis) during the term of its agreement with the Foundation, Robert W. Baird & Co. Incorporated will be entitled to an aggregate fee of 1.25% of the first $100 million of net proceeds, 1% of the second $100 million and 0.75% of the net proceeds in excess of $200 million. The National Association of Securities Dealers, Inc. has deemed this fee to be underwriting compensation in connection with this offering.

                                 LEGAL MATTERS

     The validity of our common stock offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Foley & Lardner, Milwaukee, Wisconsin. Dewey Ballantine LLP is counsel to the underwriters in connection with this offering.

                               COBALT CORPORATION
                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets at December 31, 2001 and 2000...  F-3
Consolidated Statements of Operations for the years ended
  December 31, 2001, 2000 and 1999..........................  F-4
Consolidated Statements of Changes in Shareholders' Equity
  and Comprehensive Income (Loss) for the years ended
  December 31, 2001, 2000 and 1999..........................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 2001, 2000 and 1999..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS
Board of Directors
Cobalt Corporation

     We have audited the accompanying consolidated balance sheets of Cobalt Corporation (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP
Milwaukee, Wisconsin
March 26, 2002,
except for Note 20, as to which the date is
March 29, 2002

                               COBALT CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 51,669   $  1,305
  Investments -- available-for-sale, at fair value..........   180,692     44,373
  Due from affiliates.......................................     5,091     12,896
  Premium receivables.......................................    33,486      3,325
  Due from clinics and providers............................    11,922      7,063
  Other receivables.........................................    49,138     28,127
  Prepaid expenses and other current assets.................    30,150     18,385
                                                              --------   --------
Total current assets........................................   362,148    115,474
Noncurrent assets:
  Investments -- held-to-maturity, at amortized cost........    11,007         --
  Investment in affiliates, net.............................    79,466    105,609
  Property and equipment, net...............................    31,411     25,139
  Goodwill, net.............................................    92,066      8,020
  Note receivable from affiliate............................        --     70,000
  Prepaid pension...........................................    53,837     36,471
  Deferred income taxes.....................................    29,385     19,067
  Other noncurrent assets...................................    48,685     14,425
Assets from discontinued operations.........................    19,317         --
                                                              --------   --------
Total assets................................................  $727,322   $394,205
                                                              ========   ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Medical and other benefits payable........................  $220,038   $104,415
  Advance premiums..........................................    88,495     40,745
  Due to affiliates.........................................        59        910
  Payables and accrued expenses.............................    49,582     29,597
  Short-term debt...........................................    12,369         --
  Other current liabilities.................................    29,521      5,162
                                                              --------   --------
Total current liabilities...................................   400,064    180,829
Noncurrent liabilities:
  Other benefits payable....................................    47,282         --
  Deferred income taxes.....................................    29,259     20,699
  Postretirement benefits other than pension................    18,005     12,722
  Long-term debt............................................     4,500         --
  Other noncurrent liabilities..............................    14,921     11,012
Liabilities from discontinued operations....................     5,069         --
                                                              --------   --------
Total liabilities...........................................   519,100    225,262
Shareholders' equity:
  Preferred stock (no par value, 1,000,000 shares
     authorized)............................................        --         --
  Common stock (See Note 19)................................   249,566         --
  Retained earnings (deficit)...............................   (41,979)   170,907
  Accumulated other comprehensive income (loss).............       635     (1,964)
                                                              --------   --------
Total shareholders' equity..................................   208,222    168,943
                                                              --------   --------
Total liabilities and shareholders' equity..................  $727,322   $394,205
                                                              ========   ========

        See accompanying Notes to the Consolidated Financial Statements

                               COBALT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEARS ENDED DECEMBER 31,
                                                              -----------------------------------
                                                                 2001         2000        1999
                                                              -----------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
  Premium...................................................  $1,255,391    $538,080    $418,949
  Government services.......................................     117,192      70,305      52,259
  Other.....................................................      40,655      24,715      25,970
                                                              ----------    --------    --------
     Total health services revenue..........................   1,413,238     633,100     497,178
  Investment results........................................      12,482       9,583      18,510
                                                              ----------    --------    --------
     Total revenues.........................................   1,425,720     642,683     515,688
Expenses:
  Medical and other benefits................................   1,119,218     497,822     376,814
  Selling, general, administrative and other................     303,208     176,878     158,187
  Interest..................................................         561         300         553
  Amortization of goodwill..................................       5,136         622         191
                                                              ----------    --------    --------
     Total expenses.........................................   1,428,123     675,622     535,745
                                                              ----------    --------    --------
Operating loss from continuing operations...................      (2,403)    (32,939)    (20,057)
Loss from investment in affiliates, net of tax..............     (22,724)     (6,526)    (22,690)
                                                              ----------    --------    --------
Pretax loss from continuing operations......................     (25,127)    (39,465)    (42,747)
Income tax expense (benefit)................................      (1,871)        548          --
                                                              ----------    --------    --------
Loss from continuing operations.............................     (23,256)    (40,013)    (42,747)
Income from discontinued operations, net of tax.............         951          --          --
                                                              ----------    --------    --------
Net loss....................................................  $  (22,305)   $(40,013)   $(42,747)
                                                              ==========    ========    ========
Weighted average common shares..............................  38,434,459
Diluted weighted average common shares......................  38,434,459
Earnings (loss) per common share:
  Basic EPS from continuing operations......................  $    (0.61)
  Basic EPS from discontinued operations....................        0.03
                                                              ----------
     Total basic EPS........................................  $    (0.58)
                                                              ==========
  Diluted EPS from continuing operations....................  $    (0.61)
  Diluted EPS from discontinued operations..................        0.03
                                                              ----------
     Total diluted EPS......................................  $    (0.58)
                                                              ==========

        See accompanying Notes to the Consolidated Financial Statements

                               COBALT CORPORATION

         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND
                          COMPREHENSIVE INCOME (LOSS)

                                                                                   ACCUMULATED
                                               COMMON                 RETAINED        OTHER           TOTAL
                                               SHARES       COMMON    EARNINGS    COMPREHENSIVE   SHAREHOLDERS'
                                             OUTSTANDING    STOCK     (DEFICIT)   INCOME (LOSS)      EQUITY
                                             -----------   --------   ---------   -------------   -------------
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at December 31, 1998...............          --    $     --   $ 246,083     $  4,908        $250,991
  Comprehensive loss:
     Net loss..............................          --          --     (42,747)          --         (42,747)
     Change in unrealized gains/losses on
       investments, net of tax.............          --          --          --      (11,114)        (11,114)
                                                                                                    --------
       Comprehensive loss..................                                                          (53,861)
     Change in ownership of affiliates.....          --          --       2,979           --           2,979
                                             ----------    --------   ---------     --------        --------
Balance at December 31, 1999...............          --          --     206,315       (6,206)        200,109
  Comprehensive loss:
     Net loss..............................          --          --     (40,013)          --         (40,013)
     Change in unrealized gains/losses on
       investments, net of tax.............          --          --          --        4,242           4,242
                                                                                                    --------
       Comprehensive loss..................                                                          (35,771)
     Change in ownership of affiliates.....          --          --       4,605           --           4,605
                                             ----------    --------   ---------     --------        --------
Balance at December 31, 2000...............          --          --     170,907       (1,964)        168,943
  Comprehensive loss:
     Net loss..............................          --          --     (22,305)          --         (22,305)
     Change in unrealized gains/losses on
       investments, net of tax.............          --          --          --        2,599           2,599
                                                                                                    --------
       Comprehensive loss..................                                                          (19,706)
  Capitalization of Wisconsin United for
     Health Foundation, Inc................  31,313,390     192,577    (192,577)          --              --
  Issuance of common
     stock -- acquisition..................   9,096,303      55,938          --           --          55,938
  Issuance of common stock -- options
     exercised.............................      11,250          51          --           --              51
  Issuance of common stock -- 401(k).......     172,100       1,000          --           --           1,000
  Change in ownership of affiliates........          --          --       1,402           --           1,402
  Conversion of SAR's to options...........          --          --         594           --             594
                                             ----------    --------   ---------     --------        --------
Balance at December 31, 2001...............  40,593,043    $249,566   $ (41,979)    $    635        $208,222
                                             ==========    ========   =========     ========        ========

        See accompanying Notes to the Consolidated Financial Statements

                               COBALT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
  Net loss from continuing operations.......................  $(23,256)  $(40,013)  $(42,747)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization..........................    16,840      8,669      8,709
     Premium deficiency reserve-Medicare+Choice.............    (3,617)     3,617         --
     Write-off of deferred acquisition
      costs-Medicare+Choice.................................        --      2,434         --
     Impairment of data warehouse software asset............        --         --      2,398
     Loss from investment in affiliates, net of tax.........    22,724      6,526     22,690
     Realized investment (gains) losses, net................      (845)       509     (8,014)
     Deferred income taxes..................................       358        548         --
     Changes in operating accounts, net of discontinued
      operations, acquisitions and conversion/combination
      related activity:
       Premium receivables..................................    14,051       (509)      (218)
       Other receivables....................................    (1,522)    (5,943)      (229)
       Due from clinics and providers.......................     5,302       (610)    (1,692)
       Medical and other benefits payable...................     1,888     25,162     (6,160)
       Advance premiums.....................................    (2,229)     9,598      5,244
       Due to/from affiliates, net..........................    (9,494)    (1,612)    (5,643)
       Other, net...........................................    (9,065)       (76)    (8,686)
                                                              --------   --------   --------
          Net cash provided by (used in) continuing
            operations......................................    11,135      8,300    (34,348)
INVESTING ACTIVITIES
  Acquisitions and Combination activity.....................    48,843     (1,013)   (12,214)
  Proceeds from sale of investment in affiliate.............        --         --         --
  Proceeds from sale of discontinued operations.............        --         --         --
  Purchases of available-for-sale investments...............  (155,701)    (8,553)   (73,537)
  Purchases of held-to-maturity investments.................    (1,488)        --         --
  Proceeds from maturity of held-to maturity investments....       325        655          5
  Proceeds from sale and maturity of available-for-sale
     investments............................................   146,418     26,261    125,624
  Additions to property and equipment, net..................    (5,631)    (8,116)    (3,488)
                                                              --------   --------   --------
          Net cash provided by investing activities.........    32,766      9,234     36,390
FINANCING ACTIVITIES
  Proceeds from issuance of common stock....................     1,030
  Net (repayments) borrowings of debt.......................     5,463    (11,175)    (2,440)
                                                              --------   --------   --------
          Net cash provided by (used in) financing
            activities......................................     6,493    (11,175)    (2,440)
DISCONTINUED OPERATIONS
  Cash flows from discontinued operations...................       (30)        --         --
                                                              --------   --------   --------
          Net cash used in discontinued operations..........       (30)        --         --
  Cash and cash equivalents:
     Increase (decrease) during year........................    50,364      6,359       (398)
     Balance at beginning of year...........................     1,305     (5,054)    (4,656)
                                                              --------   --------   --------
       Balance at end of year...............................  $ 51,669   $  1,305   $ (5,054)
                                                              ========   ========   ========

        See accompanying Notes to the Consolidated Financial Statements

                               COBALT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, ACCOUNTING FOR CONVERSION AND COMBINATION, AND BASIS OF PRESENTATION

     Cobalt Corporation ("Cobalt" or the "Company") (formerly known as United Wisconsin Services, Inc. ("UWS")) was created as a result of the Combination of UWS and Blue Cross & Blue Shield United of Wisconsin ("BCBSUW") on March 23, 2001 (the "Combination"). On that date, BCBSUW converted from a service insurance corporation to a shareholder owned corporation. Upon conversion, BCBSUW became a wholly-owned subsidiary of UWS through a combination of the two companies. At the time of the conversion and combination, BCBSUW owned approximately 46.6% of UWS' outstanding common stock. In exchange for the ownership of BCBSUW, Cobalt issued 31,313,390 shares of newly issued Company common stock to the Wisconsin United for Health Foundation, Inc. (the "Foundation"). The Foundation was established for the sole purpose of benefiting public health in Wisconsin from its earnings in the investment in Cobalt.

     The Combination was accounted for as a purchase by BCBSUW of the remaining 9,096,303 shares of UWS that it did not already own at a market price of $6.15 per share on the closing date. In accordance with accounting principles generally accepted in the United States ("GAAP"), goodwill was recorded representing the excess of the market price over the adjusted book value of UWS for the 53.4% of UWS that BCBSUW did not already own. Total goodwill recorded by Cobalt as a result of the Combination amounted to $65,577,000, of which $21,651,000 related to the recognition of a valuation allowance on the net deferred income tax assets recorded by UWS prior to the Combination.

     For financial reporting purposes, the Combination is treated as a reverse purchase transaction, whereby BCBSUW becomes the acquirer and reporting entity for public company reporting. Therefore, the accompanying audited consolidated financial statements present the Company's financial position as of December 31, 2001, reflecting the purchase accounting adjustments for the Combination and include the accounts of both UWS and BCBSUW. The financial position of the Company presented in the December 31, 2000 balance sheet represents only the accounts of BCBSUW, which includes BCBSUW's 46.6% investment in UWS and 44% investment in American Medical Security Group, Inc. ("AMSG") (see Note 6). The consolidated statements of operations, cash flows, and changes in stockholders' equity and comprehensive income (loss) for the year ended December 31, 2001, reflect the operations of the combined UWS and BCBSUW entities effective March 31, 2001 with AMSG continuing to be accounted for using the equity method. Prior to March 31, 2001, the consolidated financial statements include the operations of BCBSUW, its wholly-owned subsidiary, United Government intermediary services, LLC ("UGS") and BCBSUW's investment in UWS and AMSG. For purposes of calculating earnings per common share ("EPS") of the Company, the 7,949,904 shares of Cobalt common stock owned by BCBSUW is accounted for as if it were treasury stock.

     The consolidated financial statements subsequent to the Combination include the accounts of the Company's majority owned insurance subsidiaries (BCBSUW, Compcare Health Services Insurance Corporation ("Compcare"), Unity Health Plans Insurance Corporation ("Unity"), Valley Health Plan, Inc. ("Valley"), United Wisconsin Insurance Company ("UWIC"), and United Heartland Life Insurance Company ("UHLIC")) and other non-insurance subsidiaries (UGS, Meridian Resource Company, LLC ("MRC"), Comprehensive Receivables Group, Inc. ("CRG"), United Wisconsin Proservices, Inc. ("Proservices"), United Heartland, Inc. ("UHI") and C.C. Holdings, LLC ("CC Holdings")) as continuing operations. All intracompany balances as of and transactions have been eliminated in consolidation.

     The Company offers full coverage, co-payment, preferred provider organization ("PPO") and health maintenance organization ("HMO") products to groups, along with Medicare supplement and interim coverage options to individuals. The Company's subsidiary, BCBSUW, is the only health insurer in the state operating full-service regional sales and customer service centers. Through UGS, the Company is a government contractor and processes Medicare claims for providers in all 50 states and is currently the largest Part A Medicare processor in the nation. The Company is also a leading provider of managed health care services and employee benefit products, HMO products, dental, life, disability and workers' compensation products, managed care consulting, electronic claim submission services and receivables management services.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Included are the pro forma (unaudited) consolidated statements of operations of the Company for the years ended December 31, 2001 and 2000, presented as if the Combination had occurred at the beginning of each year presented. Pro forma basic and diluted EPS calculations are based on the pro forma weighted average of the Company's outstanding common stock during the period presented.

                 PRO FORMA (UNAUDITED) STATEMENTS OF OPERATIONS

                                                                   YEARS ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                   2001                2000
                                                              --------------      --------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
  Health services revenue:
     Premium................................................    $1,472,238          $1,283,237
     Government services....................................       117,192              70,305
     Other..................................................        45,290              41,778
  Investment results........................................        13,901              12,208
                                                                ----------          ----------
          Total revenues....................................     1,648,621           1,407,528
Expenses:
  Medical and other benefits................................     1,311,185           1,188,525
  Selling, general, administrative and other................       331,615             279,478
  Interest..................................................           744               1,306
  Amortization of goodwill..................................         6,470               5,464
                                                                ----------          ----------
          Total expenses....................................     1,650,014           1,474,773
                                                                ----------          ----------
Operating loss from continuing operations...................        (1,393)            (67,245)
Income (loss) from investment in affiliates, net of tax.....       (23,158)                766
                                                                ----------          ----------
Pretax loss from continuing operations......................       (24,551)            (66,479)
Income tax benefit..........................................        (1,574)               (677)
                                                                ----------          ----------
Loss from continuing operations.............................    $  (22,977)         $  (65,802)
Income from discontinued operations, net of tax.............         1,122               1,578
                                                                ----------          ----------
Net loss....................................................    $  (21,855)         $  (64,224)
                                                                ==========          ==========
Weighted average common shares..............................    40,453,690          40,412,393
Diluted weighted average common shares......................    40,453,690          40,412,393
Earnings (loss) per common share
          Diluted EPS from continuing operations............    $    (0.56)         $    (1.63)
          Diluted EPS from discontinued operations..........          0.02                0.04
                                                                ----------          ----------
Total Diluted EPS...........................................    $    (0.54)         $    (1.59)
                                                                ==========          ==========

2.  MANAGEMENT'S PLAN

     During the three years in the period ended December 31, 2001, the Company incurred operating losses from continuing operations aggregating $55.4 million. Included in these losses are $27.8 million related to the Company's participation in the Medicare+Choice line of business, which the Company exited effective January 1, 2002. Prior to the Combination, UWS and its subsidiaries incurred additional operating losses from continuing operations aggregating $77.8 million for the first quarter of 2001 and the two years ended December 31, 2000. These losses

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

largely relate to the HMO business in southeast Wisconsin. Significant actions were taken during 2001 to cancel unprofitable HMO business. Also contributing to the combined aggregate losses were $8.7 million of expenses relating to the Combination. On a pro forma basis, Cobalt's operating loss from continuing operations for 2001 was $1.4 million (see Note 1). Despite these recent operating losses and the implementation of changes in statutory accounting ("Codification") effective January 1, 2001, the Company complied with minimum capital and liquidity requirements of the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") and the BlueCross BlueShield Association ("BCA"), during 2001, 2000 and 1999. The Company maintained compliance, in part, by contributing regulated and non-regulated subsidiaries to regulated entities and by collateralizing certain intra-company debt obligations with the common stock of affiliated entities. OCI requested and management submitted a specific plan of action to continue to exceed the minimum capital requirements of the OCI and the BCA during 2002 (see Note 15).

     The outstanding common stock of Compcare, Unity, Valley and UHI currently provide the collateral for approximately $92 million borrowed by Cobalt from BCBSUW and UWIC. These intra-company balances have been eliminated in the accompanying December 31, 2001 consolidated balance sheet. However, the intra-company balances continue to be an obligation of Cobalt to BCBSUW ($70 million) and UWIC ($22 million) in the statutory-basis financial statements of BCBSUW and UWIC. Cobalt is obligated to repay BCBSUW by January 2, 2003 and UWIC by October 1, 2002. Transfer of the pledged collateral to BCBSUW and UWIC will satisfy the legal obligations, but would not assist BCBSUW in complying with minimum capital and liquidity requirements, since the minimum capital calculations for investments in subsidiaries require a greater discount than for cash, marketable securities or affiliated receivables. However, settlement of these obligations in cash will assist compliance with minimum capital and liquidity requirements.

     At December 31, 2001, all of the Company's subsidiaries are accounted for in the BCBSUW or Compcare capital calculations as a result of contribution or collateralization.

     In order to assure the Company's regulated insurance subsidiaries continue to satisfy minimum capital and liquidity requirements, the OCI requested, management developed and the Cobalt board of directors approved a capital plan to improve the Company's position relative to minimum capital and liquidity requirements. The capital plan, which management has provided to and discussed with the OCI and BCA, includes the following action steps to maintain required capital and liquidity levels during 2002:

     - Sell certain non-regulated subsidiaries owned by the Company for cash and/or notes prior to October 1, 2002.

     - Reduce BCBSUW's investment in AMSG common stock from 45% of the shares outstanding to less than 20% through public or private offerings during 2002.

     - Obtain debt financing at the Company's corporate holding company from one or more institutional lenders to fund holding company liquidity needs including the repayment of the collateralized intra-company debt obligations between the holding company and its regulated subsidiaries.

     - Achieve the Company's 2002 projected core earnings, which anticipate breakeven operating results for Compcare for the year ending December 31, 2002 as compared to an operating loss of $32.5 million for the year ended December 31, 2001. Management expects Compcare's significant change in profitability to occur as a result of efforts in the fourth quarter of 2001 to cancel unprofitable business and implement necessary premium increases for the remaining business.

     - Adhere to certain practices in conducting and accounting for affiliated transactions, notably involving the lending practices previously described. The Company will not use uncollateralized non-operating intra-company balances in complying with minimum capital and liquidity requirements. The Company has reflected the revised practices in the December 31, 2001 regulated subsidiary statutory-basis financial statements filed with the OCI and other regulatory agencies.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - Satisfy the $70 million debt obligation to BCBSUW by December 31, 2002, either with cash obtained through external financing or by transferring the stock of Compcare to BCBSUW or a combination thereof.

     - Satisfy the $22 million debt obligation to UWIC by September 30, 2002, either with cash obtained through external financing or by transferring the stock of Unity, Valley and UHI to UWIC.

     The Company expects to remain in compliance with minimum capital and liquidity requirements of the OCI and the BCA throughout 2002 by substantially completing the capital plan described above or transactions with an equivalent impact on the Company's position relative to minimum capital and liquidity requirements. Non-compliance with minimum capital and liquidity requirements may subject the Company to various regulatory actions by the OCI and BCA, including rehabilitation, revocation of the Company's license to sell insurance products in Wisconsin and revocation of the Company's license to operate as a Blue Cross/Blue Shield franchisee.

3.  SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     The Company actively manages its cash and cash equivalents position to maintain optimal asset levels. Cash and cash equivalents include operating cash and short-term investments with original maturities of three months or less. These amounts are recorded at cost, which approximates fair value.

INVESTMENTS

     Investments are classified as either held-to-maturity or available-for-sale. Investments that the Company has the intent and ability to hold to maturity are designated as held-to-maturity and are stated at amortized cost. All other investments are classified as available-for-sale and are stated at estimated fair value based on quoted market prices. The net unrealized gain or loss on investment securities classified as available-for-sale, net of deferred income taxes, is included in accumulated other comprehensive income
(loss) in shareholders' equity. Realized gains and losses from the sale of available-for-sale debt and equity securities are calculated using the first-in, first-out basis.

     Investments in affiliates in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. The Company's investments in AMSG common stock and pre-combination UWS common stock (see Note 6) are accounted for on the equity method.

     Investments in debt and equity securities, as well as investment in affiliates, are reviewed periodically by Company management to determine whether there is any impairment in the historical cost of the investment deemed other than temporary. Any impairments deemed other than temporary are recorded as a reduction of the historical cost of the respective investment and as a realized loss in the Company's consolidated statement of operations. Effective December 31, 2001, the Company recorded a reduction in the carrying value of its investment in AMSG (see Note 6).

PREMIUM RECEIVABLES

     Premium receivables are stated at net realizable value, net of allowances for uncollectible amounts of $2,371,000 and $227,000 at December 31, 2001 and 2000, respectively, based upon historical collection trends and management's best estimate of the ultimate collectibility.

DUE FROM CLINICS AND PROVIDERS

     Amounts due from clinics and providers are stated at net realizable value, net of allowances for uncollectible amounts of $9,124,000 and $846,000 at December 31, 2001 and 2000, respectively, based upon management's best estimate of the ultimate collectibility.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

OTHER RECEIVABLES

     Other receivables are stated at net realizable value, net of allowances for uncollectible amounts of $3,715,000 and $4,061,000 at December 31, 2001 and 2000, respectively, based upon management's best estimate of the ultimate collectibility.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which is 3 years for computer equipment and software, 5 to 10 years for furniture and other equipment, 30 years for land improvements and 10 to 40 years for buildings and building improvements. Any gain or loss realized upon retirement or disposal is reflected in selling, general, administrative and other expenses in the Company's consolidated statement of operations. On an on-going basis, the Company reviews events or changes in circumstances that may indicate that the carrying value of an asset may not be recoverable.

GOODWILL

     Goodwill represents the excess of the market value over the adjusted book value for the additional UWS shares purchased by BCBSUW on March 23, 2001 (see
Note 1), along with the excess of cost over the fair value of other businesses acquired. Goodwill was amortized on a straight-line basis over a weighted average period of approximately 16 years. Amortization of goodwill was $5,136,000, $622,000 and $191,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Accumulated amortization was $7,455,000 and $813,000 at December 31, 2001 and 2000, respectively.

     The Company reviews goodwill for impairment annually or sooner if events or changes in circumstances occur, which may affect the estimated useful life or the recoverability of the remaining balance of goodwill. At December 31, 2001, the Company's management believed that no material impairment of goodwill existed.

DEFERRED ACQUISITION COSTS

     Certain costs of acquiring new insurance policies for workers' compensation and certain individual health products have been deferred. Deferred acquisition costs of $9,488,000 and $6,930,000 at December 31, 2001 and 2000, respectively, are included in other noncurrent assets and are being amortized over the estimated premium-paying periods of the related policies. Acquisition costs of $4,467,000, $2,661,000 and $2,946,000 were capitalized in 2001, 2000 and 1999, respectively. Deferred acquisition costs of $3,384,000, $2,289,000 and $2,092,000 were amortized during 2001, 2000 and 1999, respectively.

     In addition to the amortization above during 2000, the Company wrote-off $2,434,000 of deferred acquisition costs associated with the Medicare+Choice line-of-business.

MEDICAL AND OTHER BENEFITS

     The Company contracts with various health care providers for the provision of certain medical care services to its members and generally compensates those providers on a fee-for-service basis or pursuant to certain risk-sharing arrangements. Medical and other benefits expense also consists of capitation expenses, health and disability benefit claims and life insurance benefits. In addition to actual benefits paid, medical and other benefits expense includes the change in estimates of reported and unreported claims and accrued capitation fees and adjustments, which are unpaid as of the balance sheet date. The estimates of reported and unreported claims and accrued capitation fees and adjustments, which are unpaid as of the balance sheet date, are based on historical payment patterns using standard actuarial techniques. Processing costs are accrued as operating expenses based on an estimate of the costs necessary to process these claims.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's year-end claim liabilities are substantially satisfied through claim payments in the subsequent year. Any adjustments to prior period estimates are reflected in the current period. Capitation represents fixed payments on a per member per month basis to participating physicians, dentists, other medical specialists and hospital systems as compensation for providing comprehensive health or dental care services. In addition, certain subsidiaries have risk-sharing, stop-loss, and bonus arrangements with certain providers. Estimated settlements relating to these arrangements are developed based on historical payment patterns using standard actuarial techniques. The portion of medical and other benefits payable pertaining to long-term disability, workers' compensation and certain life insurance products, which is estimated to be paid more than one year from the balance sheet date, is included as other benefits payable on the accompanying consolidated balance sheets.

PREMIUM DEFICIENCY RESERVES

     Premium deficiency reserves ("PDR") are recognized when it is probable that the future costs associated with a group of existing contracts will exceed the anticipated future premiums on those contracts. For purposes of determining whether a premium deficiency exists, contracts are grouped in a manner consistent with the Company's method of acquiring, servicing and measuring profitability of such contracts. The Company calculates expected PDR based on budgeted revenues and applicable expenses excluding investment income.

     As a result of management's assessment of the profitability of its Medicare+Choice line of business, during the third quarter of 2000 the Company recorded a provision for probable future losses (premium deficiency). At December 31, 2000, $3,617,000 is included in medical and other benefits payable as a PDR for this line of business. As of December 31, 2001, there was no PDR needed as a result of the Company exiting this business effective January 1, 2002. The provision for probable future losses is calculated based on a comparison of anticipated premiums to health care related costs, including estimated payments for providers, commissions and the cost of collecting premiums and processing claims. Inadequate compensation from the Centers for Medicare and Medicaid Services and increased medical benefits contributed to the requirement for a provision for future losses.

POSTRETIREMENT/POSTEMPLOYMENT BENEFITS

     Pension costs are accrued and are funded based on the minimum contribution requirements of the Employee Retirement Income Security Act of 1974. The actuarial cost method used is the projected unit credit method. The Company also provides certain health and life insurance benefits to retired employees.

     The Company accrues disability related postemployment benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid.

REVENUE RECOGNITION

     Health services premiums are recognized as revenue in the period in which enrollees are entitled to care. Managed care consulting revenues are generally recognized when services are rendered. Case management revenues are recognized when services are billed. Receivables management revenues are recognized when cash is received.

     As a fiscal intermediary for Medicare, the Company is reimbursed for administrative costs incurred in providing this service. In addition, the Company also administers various uninsured programs sponsored by the federal and state government (including State of Wisconsin Medicaid as a subcontractor) and private corporations, for which the Company receives administrative fees. These revenues are recognized as the services are performed.

     Retrospective premium adjustments are recognized for certain groups for which actual claims experience differs from that which was anticipated when the related premium rates were established. Financial arrangements vary based upon the group and line of insurance involved. The amount of premium that was subject to retrospective premium adjustments in 2001, 2000 and 1999, was $14,365,000, $16,441,000 and $35,179,000, respectively.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

INCOME TAXES

     Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded on deferred tax assets when management determines that it would be "more likely than not" that the tax benefit of the federal and state net operating loss ("NOL") carryovers would not be realized prior to their expiration.

SELF-FUNDED BUSINESS

     Administrative expenses include costs associated with maintenance of membership records, claim processing and payment, coordination of benefits, billing/cash collection and other services on self-funded business. The Company is reimbursed for claims paid and a fee is received for the administrative costs associated with providing these services. Benefits paid on self-funded programs were $561,194,000, $522,566,000 and $527,987,000 in 2001, 2000 and 1999,
respectively, are excluded from the accompanying statements of operations. Administrative fees received related to these programs totaled $28,067,000, $24,716,000 and $25,970,000 in 2001, 2000 and 1999, respectively, and are included in other revenue in the accompanying consolidated statements of operations.

EARNINGS PER SHARE

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                 2001         2000       1999
                                                              -----------   --------   --------
Numerator (in thousands):
  Loss from continuing operations...........................  $   (23,256)  $(40,013)  $(42,747)
  Income from discontinued operations.......................          951         --         --
                                                              -----------   --------   --------
     Net loss...............................................  $   (22,305)  $(40,013)  $(42,747)
                                                              ===========   ========   ========
Denominator:
  Denominator for basic EPS -- weighted average shares......   38,434,459
  Effect of dilutive securities -- employee stock options...           --
                                                              -----------
     Denominator for diluted EPS............................   38,434,459
                                                              ===========
Earnings (loss) per common share:
  Basic & diluted from continuing operations................  $     (0.61)
  Basic & diluted from discontinued operations..............         0.03
                                                              -----------
     Total basic & diluted..................................  $     (0.58)
                                                              ===========

     Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if all stock options were exercised and converted into common stock. When the Company reports a net loss, stock options are not included in the calculation of EPS because their inclusion would have an antidilutive effect. EPS for the year ended December 31, 2001 was calculated based on 38,434,459 weighted average shares outstanding, which assumes that the 31,313,390 of newly issued shares to the Foundation were outstanding for the entire three months ended March 31, 2001. EPS was not presented for the years ended December 31, 2000 and 1999 because the Company was a service insurance corporation.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

USE OF ESTIMATES

     The accompanying consolidated financial statements have been prepared in accordance with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board ("FASB") issued FASB Statement #142, "Goodwill and Other Intangibles". Under this statement, the Company must review the goodwill recorded on its balance sheet and the impact of the statement on the carrying value of its investment in AMSG for impairment based on a two-step process described in the statement. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any, based on fair value. In addition, the statement requires the discontinuance of goodwill amortization upon adoption (January 1, 2002). Although management believes that based on its review of the impact of adopting this standard, no significant impairment charge is expected related to goodwill recorded on its balance sheet or the carrying value of its investment in AMSG, this analysis has not yet been completed. In addition, discontinuance of goodwill amortization, excluding its investment in AMSG, is estimated to reduce expense on the Company's consolidated statement of operations by approximately $7.6 million annually in future years.

     The following table illustrates net income (loss) and net income (loss) per share adjusted to exclude the effects of goodwill amortization, as if the Company had been following the accounting method described in FASB Statement #142:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                               (IN THOUSANDS, EXCEPT SHARE
                                                                   AND PER SHARE DATA)
Reported net loss...........................................  $(22,305)  $(40,013)  $(42,747)
Add back: Goodwill amortization, net of tax.................     5,136        622        191
                                                              --------   --------   --------
Adjusted net loss...........................................  $(17,169)  $(39,391)  $(42,556)
                                                              ========   ========   ========
Basic earnings (loss) per common share:
  Reported net loss.........................................  $  (0.58)
  Goodwill amortization, net of tax.........................      0.13
                                                              --------
  Adjusted net loss.........................................  $  (0.45)
                                                              ========
Diluted earnings (loss) per common share:
  Reported net loss.........................................  $  (0.58)
  Goodwill amortization, net of tax.........................      0.13
                                                              --------
  Adjusted net loss.........................................  $  (0.45)
                                                              ========

     In August 2001, the FASB issued FASB Statement #144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement, effective for the Company on January 1, 2002, amends existing guidance relating to the accounting and reporting of impairments or disposals of long-lived assets. Management believes that based on its review of the impact of adopting this standard, there is no significant impact on the carrying values of existing long-lived assets as of December 31, 2001. In addition, this statement modifies existing guidance governing the accounting for dispositions of company assets as discontinued operations in the statement of operations.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

RECLASSIFICATIONS

     Certain reclassifications have been made to the consolidated financial statements for 2000 and 1999 to conform to the 2001 presentation and to report discontinued operations (see Note 20).

4.  MEDICAL AND OTHER BENEFITS PAYABLE

     A summary of the activity for medical and other benefits payable net of reinsurance for 2001, 2000 and 1999 is as follows:

                                                                 2001        2000      1999
                                                              ----------   --------   -------
                                                                      (IN THOUSANDS)
Net medical and other benefits payable at beginning of
  year......................................................  $  104,415   $ 75,637   $81,798
Net medical and other benefits payable assumed from UWS
  through the Combination...................................     141,617         --        --
Incurred related to:
  Current year..............................................   1,129,768    505,597   375,750
  Prior years...............................................     (10,550)    (7,775)    1,064
                                                              ----------   --------   -------
Total incurred..............................................   1,119,218    497,822   376,814
Paid related to:
  Current year..............................................     943,887    411,973   310,553
  Prior years...............................................     183,037     57,071    72,422
                                                              ----------   --------   -------
Total paid..................................................   1,126,924    469,044   382,975
                                                              ----------   --------   -------
Net medical and other benefits payable at end of year.......  $  238,326   $104,415   $75,637
                                                              ==========   ========   =======

     The net medical and other benefits payable above excludes reinsured reserves of $28,994,000 as of December 31, 2001, of which $23,284,000 was assumed from UWS through the Combination. Reinsured reserves are classified as assets on the balance sheet. There were no reinsured reserve balances as of December 31, 2000 and 1999. Incurred and paid claims for 2001, related to prior years, include claims incurred prior to 2001 for BCBSUW and claims incurred prior to March 31, 2001 for the former UWS companies. A portion of the reserves for disability claims have been discounted on a tabular basis using the 1987 CDT Table at 7% and 6.5% and waiver of premium claims have been discounted on a tabular basis using the 1970 Intercompany Group Life Valuation Table at 7%. The December 31, 2001 loss reserves include $12,667,000 of such discounted reserves. The amount of discount for case reserves is $4,446,000 at December 31, 2001.

     The Company uses paid claims and completion factors based on historical payment patterns to estimate incurred claims. Changes in payment patterns and claims trends can result in changes to prior years' claims estimates.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  INVESTMENTS

     Investment results consist of the following:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2001      2000     1999
                                                              -------   ------   -------
                                                                    (IN THOUSANDS)
Interest on fixed maturities................................  $ 8,514   $2,729   $ 4,171
Dividends on equity securities..............................      474      775       697
Realized gains..............................................    2,990      638    10,393
Realized losses.............................................   (2,145)  (1,147)   (2,379)
Interest on cash equivalents and other investment income....    1,628      100        78
                                                              -------   ------   -------
Gross investment results....................................   11,461    3,095    12,960
Investment expenses.........................................     (879)    (229)     (245)
Interest income from affiliates.............................    1,273    5,494     4,804
Other investment income.....................................      627    1,223       991
                                                              -------   ------   -------
                                                              $12,482   $9,583   $18,510
                                                              =======   ======   =======

     Proceeds from sales of equity securities during 2001, 2000 and 1999 were $10,571,000, $6,134,000 and $43,096,000, respectively. Proceeds from sales of fixed maturities classified as available-for-sale during 2001, 2000 and 1999, excluding maturities, were $133,193,000, $19,652,000 and $82,529,000, respectively.

     Unrealized gains (losses) are computed as the difference between estimated fair value and amortized cost for fixed maturities classified as available-for-sale or cost for equity securities. A summary of the net change in unrealized gains/losses, less deferred income taxes, which is included in accumulated other comprehensive income (loss), is as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2001     2000      1999
                                                              ------   ------   --------
                                                                    (IN THOUSANDS)
Fixed maturities............................................  $  (11)  $1,577   $ (3,392)
Equity securities...........................................    (250)    (716)    (3,990)
Deferred income tax benefit (expense).......................     (77)    (302)     2,878
Unrealized gain (losses) of affiliates......................   2,937    3,683     (6,610)
                                                              ------   ------   --------
                                                              $2,599   $4,242   $(11,114)
                                                              ======   ======   ========

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amortized cost, gross unrealized gains (losses) and estimated fair values of investments are as follows:

                                                                    GROSS        GROSS
                                                      AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED
                                                        COST        GAINS        LOSSES     FAIR VALUES
                                                      ---------   ----------   ----------   -----------
                                                                       (IN THOUSANDS)
At December 31, 2001:
  Available-for-sale:
     Fixed maturity:
       U.S. Treasury securities.....................  $ 23,088      $  193      $  (394)     $ 22,887
       State and municipal securities...............       100           2           --           102
       Foreign securities...........................     7,336         135         (151)        7,320
       Corporate debt securities....................    84,857       1,373         (771)       85,459
       Mortgage-backed securities...................    51,818         426         (818)       51,426
                                                      --------      ------      -------      --------
                                                       167,199       2,129       (2,134)      167,194
     Equity securities:
       Mutual funds-fixed income....................     9,839          31           --         9,870
       Common and preferred stock...................     3,760          11         (143)        3,628
                                                      --------      ------      -------      --------
                                                        13,599          42         (143)       13,498
                                                      --------      ------      -------      --------
                                                       180,798       2,171       (2,277)      180,692
  Held-to-maturity:
     U.S. Treasury securities.......................    11,007         392           (2)       11,397
                                                      --------      ------      -------      --------
                                                      $191,805      $2,563      $(2,279)     $192,089
                                                      ========      ======      =======      ========

                                                                    GROSS        GROSS
                                                      AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED
                                                        COST        GAINS        LOSSES     FAIR VALUES
                                                      ---------   ----------   ----------   -----------
                                                                       (IN THOUSANDS)
At December 31, 2000:
  Available-for-sale:
     Fixed maturity:
       U.S. Treasury securities.....................   $ 5,188       $105        $  --        $ 5,293
       Foreign government securities................     2,655          9          (25)         2,639
       Corporate debt securities....................    11,321         84         (395)        11,010
       Mortgage-backed securities...................    10,788        230           (2)        11,016
                                                       -------       ----        -----        -------
                                                        29,952        428         (422)        29,958
     Equity securities:
       Mutual funds-fixed income....................     6,269         60           (2)         6,327
       Common and preferred stock...................     7,997        119          (28)         8,088
                                                       -------       ----        -----        -------
                                                        14,266        179          (30)        14,415
                                                       -------       ----        -----        -------
                                                       $44,218       $607        $(452)       $44,373
                                                       =======       ====        =====        =======

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amortized cost and estimated fair values of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

                                                              AMORTIZED    ESTIMATED
                                                                COST      FAIR VALUES
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
Available-for-sale:
  Due in one year or less...................................  $  1,383     $  1,443
  Due after one through five years..........................    49,881       50,431
  Due after five through ten years..........................    42,375       42,184
  Due after ten years.......................................    21,742       21,710
                                                              --------     --------
                                                               115,381      115,768
  Mortgage-backed securities................................    51,818       51,426
                                                              --------     --------
                                                              $167,199     $167,194
                                                              ========     ========
Held-to-maturity:
  Due in one year or less...................................  $  4,734     $  4,851
  Due after one through five years..........................     6,273        6,546
                                                              --------     --------
                                                              $ 11,007     $ 11,397
                                                              ========     ========

     At December 31, 2001, approximately $17,000,000 of invested assets, which are classified as available-for-sale, are maintained under an escrow agreement with the BCA and the insurance subsidiaries had debt securities on deposit with various state insurance departments with carrying values of approximately $10,834,000, which are classified as investments held-to-maturity on the consolidated balance sheets.

     The Company participates in securities lending programs whereby blocks of securities, which are returnable to the Company on short-term notice and are included in investments, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $11,269,000 and $3,782,000 and estimated fair value of $11,409,000 and $3,866,000 were on loan under the programs at December 31, 2001 and 2000, respectively.

6.  INVESTMENT IN AFFILIATES

     Investment in affiliates for 2001 consists of the Company's investment in AMSG, a leading provider of small group PPO products and life products. Investment in affiliates for 2000 and 1999 consisted of the Company's investment in both AMSG and UWS.

INVESTMENT IN AMSG

     The Company owned 6,309,525 shares, which represented approximately 45% and 44% of total AMSG shares outstanding at December 31, 2001 and 2000, respectively. The Company's recorded investment in AMSG was $78,554,000 and $97,788,000 at December 31, 2001 and 2000, respectively.

     At December 31, 2001, the market value of AMSG stock was $12.45 per share. Under equity accounting, the Company's portion of AMSG's income (losses) were $1,919,000, $1,078,000 and $(9,979,000) in 2001, 2000 and 1999, respectively.
Included in gain (loss) from investment in affiliates in the Company's consolidated statement of operations for the year ended December 31, 2001, is a loss of $25,163,000 relating to a writedown of the Company's investment in AMSG to market value as of December 31, 2001. This writedown was deemed appropriate based on management's decision to no longer classify the investment in AMSG as a strategic long-term asset of the Company in December, 2001.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     AMSG repurchased 367,262, 1,261,870 and 1,121,500 shares of its outstanding common stock, at cost, aggregating $2,216,000, $8,292,000 and $7,488,000 in 2001, 2000 and 1999, respectively. The impact of this repurchase on the Company's investment in the net assets of affiliates is reported on the change in ownership of affiliates line of the Company's Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income (Loss). AMSG's repurchase of common stock increased the Company's ownership in AMSG by approximately 1%, 3% and 3% in 2001, 2000 and 1999, respectively.

     Summarized financial information for AMSG is as follows:

                   CONDENSED AMSG CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Total assets................................................  $473,015   $471,923
                                                              ========   ========
Total liabilities...........................................  $243,615   $250,746
Shareholders' equity........................................   229,400    221,177
                                                              --------   --------
  Total liabilities and shareholders' equity................  $473,015   $471,923
                                                              ========   ========

     Included in AMSG's total assets were $103,934,000 and $107,562,000 of goodwill and other intangible assets as of December 31, 2001 and 2000, respectively.

              CONDENSED AMSG CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                2001       2000        1999
                                                              --------   --------   ----------
                                                                       (IN THOUSANDS)
Health services revenues:
  Premium revenue...........................................  $838,672   $951,071   $1,056,107
  Other revenue.............................................    21,285     20,112       22,361
Investment results..........................................    16,664     18,682       18,912
                                                              --------   --------   ----------
Total revenues..............................................   876,621    989,865    1,097,380
Expenses:
  Medical and other benefits................................   601,942    724,613      860,473
  Selling, general and administrative.......................   257,742    251,767      268,059
  Interest..................................................     2,877      3,584        3,564
  Amortization of goodwill and intangibles..................     3,628      3,785        4,273
                                                              --------   --------   ----------
Total expenses..............................................   866,189    983,749    1,136,369
Pretax income (loss)........................................    10,432      6,116      (38,989)
Income tax expense (benefit)................................     6,257      3,447      (13,043)
                                                              --------   --------   ----------
Net income (loss)...........................................  $  4,175   $  2,669   $  (25,946)
                                                              ========   ========   ==========

     The accounting policies of AMSG are consistent with those of the Company.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

INVESTMENT IN UWS

     The Company owned approximately 47% of the total UWS shares outstanding as of December 31, 2000 and prior to the Combination (see Note 1).

     Summarized financial information for UWS is as follows:

                   CONDENSED UWS CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31,
                                                                    2000
                                                               --------------
                                                               (IN THOUSANDS)
Current assets..............................................      $251,230
Noncurrent assets...........................................        98,745
Assets from discontinued operations.........................        15,851
                                                                  --------
  Total assets..............................................      $365,826
                                                                  ========
Current liabilities.........................................      $226,183
Noncurrent liabilities......................................       118,078
Liabilities from discontinued operations....................         4,792
Shareholders' equity........................................        16,773
                                                                  --------
  Total liabilities and shareholders' equity................      $365,826
                                                                  ========

              CONDENSED UWS CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              THREE MONTH        YEARS ENDED
                                                              PERIOD ENDED      DECEMBER 31,
                                                               MARCH 31,     -------------------
                                                                  2001         2000       1999
                                                              ------------   --------   --------
                                                                        (IN THOUSANDS)
Revenues:
Health services revenues:
  Premium revenue...........................................    $219,164     $753,095   $651,938
  Other revenue.............................................       5,961       21,638     14,439
Investment results..........................................       2,757        8,119     11,289
                                                                --------     --------   --------
Total revenues..............................................     227,882      782,852    677,666
                                                                --------     --------   --------
Expenses:
  Medical and other benefits................................     194,207      697,871    622,986
  Selling, general, administrative and other................      29,810      107,945     98,839
  Interest..................................................       1,521        6,500      5,293
  Amortization of goodwill..................................         190          470        565
                                                                --------     --------   --------
Total expenses..............................................     225,728      812,786    727,683
                                                                --------     --------   --------
Operating loss from continuing operations...................       2,154      (29,934)   (50,017)
Loss from investment in affiliate, net of tax...............          --         (312)        --
                                                                --------     --------   --------
Pretax loss.................................................       2,154      (30,246)   (50,017)
Income tax benefit..........................................       1,395      (12,037)   (19,181)
                                                                --------     --------   --------
Loss from continuing operations.............................         759      (18,209)   (30,836)
Income from discontinued operations, net of tax.............         171        1,781      1,832
                                                                --------     --------   --------
Net loss....................................................    $    930     $(16,428)  $(29,004)
                                                                ========     ========   ========

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  PROVIDER ARRANGEMENTS

     The Company is a party to certain provider arrangements in conjunction with Unity and Valley, which include profit-sharing payments to certain providers and repurchase provisions. Management believes that control of Unity and Valley is not temporary because exercise of the repurchase options is not probable. Any repurchase would not provide a substantial economic benefit to the option holders and would require regulatory approval pursuant to change of control regulations.

     Under the terms of the Valley purchase and sale agreement, as amended, the seller retained an option to repurchase all of the capital stock of Valley as of December 31, 2002, at a price equal to Valley's net assets plus $400,000.

     Pursuant to the terms of the Unity purchase agreements, as amended, the sellers retained options to repurchase the net assets of the acquired companies as of December 31, 2004. These agreements provide for an extension through December 31, 2009. One seller has the option to repurchase a portion of Unity's business for $500,000 plus the proportionate share of the net worth of such business less any unpaid amount of the maximum annual performance bonuses. The maximum annual performance bonuses are limited to $650,000 in total, in which $125,000 has been accrued for during 2001. The other seller has the option to repurchase the remainder of the Unity business (as well as the legal entity) at a price equal to the net assets of such business.

     Total revenues subject to repurchase options, pursuant to the various acquisition agreements, were $191,605,000 for 2001. Profit sharing expenses related to these provider arrangements is calculated based on the profitability of the respective HMO subsidiary and totaled $402,000 in 2001. Net income subject to repurchase options, pursuant to those provider arrangements, totaled $4,188,000 for 2001. Total assets and total net assets subject to repurchase options were $66,905,000 and $24,224,000, respectively, at December 31, 2001. The Company had no business subject to repurchase options for the periods prior to 2001.

8.  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and are summarized as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Land and land improvements..................................  $  1,316   $    909
Building and building improvements..........................    11,351      7,056
Computer equipment and software.............................    48,875     33,802
Furniture and other equipment...............................    21,646     19,309
                                                              --------   --------
                                                                83,188     61,076
Less accumulated depreciation...............................   (51,777)   (35,937)
                                                              --------   --------
                                                              $ 31,411   $ 25,139
                                                              ========   ========

     Depreciation expense related to property and equipment totaled $9,800,000, $6,278,000 and $6,791,000 in 2001, 2000 and 1999, respectively.

     During 1999, the Company recorded a non-cash pre-tax charge of $2,398,000 to reduce the carrying amount of certain computer software costs. This charge is included in selling, general, administrative and other expense in the accompanying consolidated statements of operations and is allocated between the insured and self-funded segments. These costs were associated with the data warehouse that had been written off by the Company where the carrying value exceeded the value of the functionality.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  REINSURANCE

     Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources. The ceding company is contingently liable on reinsurance ceded in the event that the reinsurers do not meet their contractual obligations.

     Amounts assumed from and ceded to other insurance companies are summarized as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                               2001      2000     1999
                                                              -------   ------   ------
                                                                   (IN THOUSANDS)
Reinsurance assumed:
  Insurance premiums........................................  $20,438   $3,497   $1,843
  Medical and other benefits................................   13,889    2,543    2,173
Reinsurance ceded:
  Insurance premiums........................................  $17,649   $  429   $  233
  Medical and other benefits................................   12,933      116      272

     Reinsurance contracts are accounted for in a manner consistent with the underlying business.

     The Company has reinsurance recoverable amounts outstanding of $35,506,000 and $112,000 as of December 31, 2001 and 2000, respectively. These balances are included in other current and other noncurrent assets based on the expected settlements.

     The Company employs quota share and excess of loss reinsurance with third party reinsurers as follows:

QUOTA SHARE                                         CEDING PERCENTAGE
-----------                                         -----------------
Workers' Compensation:
  Wisconsin.......................................  20% pre July 1, 2001, 35% effective July 1, 2001
  Illinois........................................  60%

EXCESS OF LOSS                                  RETENTION
--------------                                  ---------
Workers' Compensation.........................  $250,000
Life..........................................    75,000
Long-term disability..........................    75,000   on claims incurred prior to October 1, 2001
                                                   3,500   monthly benefit on claims incurred after
                                                           October 1, 2001
Medical:
  Valley......................................   150,000
  Unity.......................................   225,000
  Compcare....................................   300,000
  BCBSUW......................................   500,000

10.  DEBT

     The Company has a bank line-of-credit ("LOC"), which permits aggregate borrowings among certain subsidiaries, excluding the corporate holding company and Compcare, up to $20,000,000. The LOC has an adjustable rate with interest payments due monthly. The Company pledged 2,000,000 shares of AMSG common stock as collateral for this LOC. The outstanding LOC balance was $7,850,000 and $0 as of December 31, 2001 and 2000, respectively. The interest expense on the LOC was $560,000, $300,000 and $553,000 in 2001, 2000 and 1999, respectively. The weighted average interest rate on the LOC was 3.90% and 8.10% in 2001 and 2000, respectively. In

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

addition, on December 31, 2001, the Company originated a term business note ("term note") for the corporate holding company with a commercial bank for $7,500,000. The term note had an adjustable rate of interest with payment of principal and interest due February 15, 2002. The term note has been extended and renegotiated, with payment of principal and interest due in quarterly installments beginning June 30, 2002 and ending June 30, 2003. Interest is calculated at a rate equal to the London Interbank Offered Rate plus 1.5%, adjusted monthly. The current portion of the term note totaling $4,500,000 has been classified in short-term debt on the accompanying consolidated balance sheet as of December 31, 2001. The remaining $3,000,000 balance is classified in other noncurrent liabilities.

11.  RELATED-PARTY TRANSACTIONS

     As of September 11, 1998, UWS entered into a $70,000,000 note obligation due to BCBSUW in connection with the spin-off in 1998 of AMSG's managed care companies and specialty business. UWS pledged the common stock of Compcare as collateral for the note obligation. Interest is payable quarterly at a rate equal to 9.75% and 8.06% as of December 31, 2001 and 2000, respectively. The original maturity date of the principal balance was extended from April 30, 2001 to January 1, 2002. The maturity date was subsequently extended to February 15, 2002 at an interest rate of 7.38%. The note was amended and the maturity date was extended to January 2, 2003 at an interest rate of 7.38% on February 14, 2002. The terms and extension of the note are subject to approval by the OCI.

     As a result of the Combination, this intra-company note and related accrued interest is eliminated in the accompanying consolidated balance sheet as of December 31, 2001. As of December 31, 2000, this note is classified in other noncurrent assets. Interest income received totaled $5,494,000 and $4,804,000 in 2000 and 1999, respectively. Interest income of $1,339,000 received prior to Combination in 2001 is included in the accompanying consolidated statement of operations. Interest income subsequent to March 31, 2001 has been eliminated in the consolidated statement of operations.

     The Company has an agreement with United Wisconsin Life Insurance Company ("UWLIC"), a subsidiary of AMSG, whereby UWLIC underwrites certain life and disability products on behalf of UHLIC, a wholly-owned subsidiary of the Company. The Company assumes 100% of the premium revenues on these products from UWLIC. The assumed premium revenue approximated $15,065,000 in 2001.

     The Company and Health Care Service Corporation (the parent corporation of BlueCross BlueShield of Illinois) each own a 50% interest in United Heartland of Illinois, Inc. ("UHIL"). Premium receivable related to UHIL is reported in Due from Affiliates.

12.  INCOME TAXES

     The Company and its subsidiaries file a consolidated federal income tax return. Separate state income tax returns are filed by each subsidiary, except IRG, MRC, UGS and CC Holdings, which are limited liability corporations and considered disregarded entities for tax purposes.

     The Company had net federal income tax receivables of $10,314,000 and $11,576,000 at December 31, 2001 and 2000, respectively, included in prepaid expenses and other current assets. Included in these amounts is a payment of $11,576,000 made by the Company to the Internal Revenue Service ("IRS") relating to pending audit adjustments for ongoing examinations. This payment was made to close the 1987 through 1992 tax years to further assessment of tax. The Company anticipates full recovery of the prepayment upon resolution of the disputed adjustments.

     The Company's federal income tax years 1984, 1986 through 2001 (excluding
1990) were open at December 31, 2001.

     The Company has federal NOL carryforwards totaling $140,969,000 which expire in the years 2011 through 2020, and alternative minimum tax ("AMT") NOL carryforwards totaling $119,938,000. The Company has state net business loss carryforwards totaling $254,879,000 at December 31, 2001, which expire in the years 2002 through 2015. The Company had federal and state income tax payments (refunds) net of $368,000, ($194,000) and ($275,000) in

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2001 2000 and 1999, respectively. The Company's federal income tax returns are routinely audited by the IRS. In management's opinion, adequate tax liabilities have been established for all open audit years.

     The components of federal income tax expense (benefit) are as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                2001     2000     1999
                                                              --------   -----   ------
                                                                   (IN THOUSANDS)
Current:
  Federal...................................................  $(2,359)   $ --    $  --
  State.....................................................      130      --       --
                                                              -------    ----    -----
                                                               (2,229)     --       --
Deferred:
  Federal...................................................      183     548       --
  State.....................................................      175      --       --
                                                              -------    ----    -----
                                                                  358     548       --
                                                              -------    ----    -----
  Total.....................................................  $(1,871)   $548    $  --
                                                              =======    ====    =====

     The differences between taxes computed at the federal statutory rate and recorded income taxes are as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                               2001       2000      1999
                                                              -------   --------   -------
                                                                     (IN THOUSANDS)
Tax applicable to operating loss at federal statutory
  rate......................................................  $  (895)  $(11,529)  $(7,020)
Valuation allowance.........................................       --     14,877    18,608
Goodwill amortization.......................................    1,436        218        67
Use of NOL carryover from prior years.......................   (1,495)        --        --
State income and franchise taxes, net of federal benefit....      198     (2,602)   (1,585)
Reversal of accrued taxes...................................   (1,453)        --        --
Adjustments to conform to prior year tax return as filed....      250         --    (8,600)
Meals, entertainment and dues...............................      144        158       160
Spin-off expenses...........................................       78         --        --
Other, net..................................................     (134)      (574)   (1,630)
                                                              -------   --------   -------
                                                              $(1,871)  $    548   $    --
                                                              =======   ========   =======

     Tax benefits resulting from temporary differences, including NOL's are required to be recorded as assets to the extent that management believes it is "more likely than not" that such tax benefits will be realized. A full valuation allowance was recorded at the date of the Combination for the net deferred tax assets of UWS, based upon the Company's history of losses and changes in tax planning strategies post combination. This valuation allowance increased goodwill by $21,651,000 at the time of the Combination. When management determines that it is "more likely than not" that the tax benefit of the federal and state NOL carryovers will be realized prior to their expiration, the valuation allowance will be reduced. Any reduction of the valuation allowance recorded at the time of the Combination will be recorded as a reduction to goodwill. All other reductions to valuation allowances recorded by the Company will be recorded to income upon reversal.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Significant components of the Company's federal and state deferred tax liabilities and assets are as follows:

                                                       DECEMBER 31, 2001     DECEMBER 31, 2000
                                                      -------------------   -------------------
                                                      FEDERAL     STATE     FEDERAL     STATE
                                                      --------   --------   --------   --------
                                                                   (IN THOUSANDS)
Deferred tax liabilities:
  Claims-based receivables..........................  $ (2,476)  $   (427)  $   (700)  $   (158)
  Pension accrual...................................   (17,950)    (4,027)   (12,937)    (2,920)
  Deferred acquisition costs........................    (2,567)      (579)    (2,425)      (547)
  Interest expense..................................    (1,555)      (351)    (1,555)      (351)
  Federal effect of state taxes.....................    (1,838)        --         --         --
  AMSG basis difference.............................    (3,202)    (5,209)        --         --
  Prepaid expenses..................................    (3,515)      (748)        --         --
  Other, net........................................    (1,089)      (169)      (308)       (70)
                                                      --------   --------   --------   --------
                                                       (34,192)   (11,510)   (17,925)    (4,046)
Deferred tax assets:
  Postretirement benefits other than pensions.......     5,257      1,179      4,453      1,005
  Deferred gain on sale of building.................       822        186      1,005        227
  Employee benefits.................................     6,886      1,538      4,213        951
  Medical and other benefits payable discounting....     4,080        740      1,691        382
  Net operating loss and other carryforwards........    49,794     20,183     33,848     12,458
  Bad debt reserve allowance........................     2,784        626      1,797        406
  Premium deficiency reserve........................        --         --      1,266        285
  AMT credit........................................     2,963         --      2,963         --
  Advance premium discounting.......................     5,424      1,132         --         --
  Other, net........................................     2,362        478      1,372        310
  Valuation allowance...............................   (46,180)   (14,552)   (34,717)   (11,985)
                                                      --------   --------   --------   --------
                                                        34,192     11,510     17,891      4,039
                                                      --------   --------   --------   --------
Net deferred tax assets (liabilities)...............  $     --   $     --   $    (34)  $     (7)
                                                      ========   ========   ========   ========

     The federal deferred benefit arising from the deductibility of state deferred tax is included as a component of other federal deferred taxes. The net deferred tax assets and liabilities are included in other current or other noncurrent assets and liabilities, as applicable.

13.  GOVERNMENT CONTRACTS

     The Company, through UGS, serves as a fiscal intermediary for Medicare and various other government programs. Claims processed and administrative fees received related to these services were as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                          --------------------------------------
                                                             2001          2000          1999
                                                          -----------   -----------   ----------
                                                                      (IN THOUSANDS)
Number of claims processed..............................       47,140        36,320       27,740
Amount of claims paid...................................  $25,255,210   $13,194,510   $9,894,850
Administrative fees received............................  $   117,192   $    70,305   $   52,259

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     As a fiscal intermediary for various government programs, the Company is subject to regulations covering allowable cost reimbursements and operating procedures. The laws and regulations governing fiscal intermediaries are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory actions including fines in excess of fees received, significant penalties and exclusions from being a government contractor for these programs.

14.  COMMITMENTS AND CONTINGENCIES

LONG-TERM CONTRACT

     On October 1, 1998, the Company entered into an agreement with a service bureau to obtain certain electronic data processing services for the Company. The agreement had an initial term of five years, with options for two additional one-year renewal periods which have been exercised. Expenses to this service bureau were $13,405,000, $14,986,000 and $13,945,000 in 2001, 2000 and 1999,
respectively.

OPERATING LEASES

     The Company has operating leases for office space, EDP equipment, automobiles, software and terminal lines. Future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year at December 31, 2001 were $38,492,000 in total. Annually, the lease payments are $9,094,000, $8,627,000, $7,677,000, $5,457,000, $3,448,000 and
$4,189,000 in 2002, 2003, 2004, 2005, 2006 and thereafter, respectively. Rental expense totaled $13,835,000, $9,538,000 and $13,404,000 in 2001, 2000 and 1999,
respectively.

EXTENSION OF CREDIT

     The Company has an outstanding revolving line-of-credit in the amount of $15,000,000 available to Health Professionals of Wisconsin, Inc., which originated in 1997. Interest is accrued based on the quarterly prime rate, with interest payments due annually on November 1. Interest income amounted to $308,000 and $451,000 for 2001 and 2000, respectively. The outstanding balance as of December 31, 2001 and 2000 was $3,000,000 and $4,628,000, respectively.

LITIGATION

     The Company is involved in various legal actions occurring in the normal course of business. In the opinion of management, adequate provision has been made for losses which may result from these actions and, accordingly, the outcome of these proceedings is not expected to have a material adverse effect on the consolidated financial statements.

RISKS AND UNCERTAINTIES

     The Company's profitability depends in large part on accurately predicting and effectively managing health care costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the medical cost ratios. Certain of these factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan's control and could adversely affect the Company's ability to accurately predict and effectively control health care costs. Costs in excess of those anticipated could have a material adverse effect on the Company's results of operations.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15.  SHAREHOLDERS' EQUITY

STATUTORY FINANCIAL INFORMATION (UNAUDITED)

     The Company's insurance subsidiaries are required to file financial statements with the OCI and other state insurance regulators. Such financial statements are prepared in accordance with statutory accounting practices ("SAP") prescribed or permitted by the OCI, which differ from GAAP under which the accompanying consolidated financial statements are prepared. Codification promulgated by the National Association of Insurance Commissioners ("NAIC") and adopted by the OCI, took effect on January 1, 2001. Codification impacts the calculation of statutory surplus for the Company's insurance subsidiaries. The impact varies by subsidiary with the most significant changes in surplus resulting from the treatment of deferred tax assets and health care and pharmacy rebate receivables. The 2001 statutory financial statements reflect a reduction in statutory surplus of $21,188,000 as a result of implementation of codification. The Company has taken certain actions including the reallocation of capital to mitigate the impact of Codification on its insurance subsidiaries. Significant differences between SAP and GAAP include certain valuations of investments, calculations of discounted claim reserves, non-recognition of certain assets (primarily health-care receivables, premium receivables greater than 90 days, property and equipment and certain intercompany receivable balances), and recognition of deferred income tax assets based on criteria which vary from GAAP. While the OCI has the authority to permit insurers to deviate from prescribed SAP, none of the Company's insurance subsidiaries subject to oversight by the OCI have received approval to adopt any such practices.

     Selected statutory information by insurance subsidiary is as follows:

                                      BCBSUW    COMPCARE    UNITY    VALLEY     UWIC      UHLIC
                                     --------   --------   -------   -------   -------   -------
                                                           (IN THOUSANDS)
Intercompany Receivables...........  $ 86,701   $     --   $    --   $    --   $22,581   $    45
Other Admitted Assets..............   159,988    161,289    43,062    18,848    54,804    38,976
                                     --------   --------   -------   -------   -------   -------
Total Admitted Assets..............  $246,689   $161,289   $43,062   $18,848   $77,385   $39,021
                                     ========   ========   =======   =======   =======   =======
Liabilities........................  $158,712   $100,452   $29,111   $11,084   $36,016   $29,174
                                     ========   ========   =======   =======   =======   =======
Statutory Surplus..................  $ 87,977   $ 60,837   $13,951   $ 7,764   $41,369   $ 9,847
                                     ========   ========   =======   =======   =======   =======
Statutory Net Income (Loss)........  $ (1,571)  $(16,533)  $ 5,522   $   566   $ 2,336   $  (413)
                                     ========   ========   =======   =======   =======   =======

     Included in the admitted assets and statutory surplus of BCBSUW is the $70,000,000 collateralized note obligation due from Cobalt, which is eliminated in the accompanying financial statements. An extension of the maturity date to January 2, 2003 of the collateralized note obligation was approved by the OCI on February 14, 2002 (see Note 11). Pursuant to the terms of the extended note, the Company must meet certain requirements, including the regulatory approval of all dividends paid by the Company's insurance subsidiaries and regulatory approval of all affiliated and material non-affiliated reinsurance agreements.

     Included in the admitted assets and statutory surplus of Compcare is the statutory surplus value of UWIC and UHLIC, which are wholly-owned subsidiaries of Compcare.

     Wisconsin insurance regulations also require the maintenance of a minimum compulsory surplus based on a percentage of premiums written. As of December 31, 2001, all of the Company's insurance subsidiaries exceeded the regulatory minimum compulsory surplus, calculated as prescribed by the OCI. In addition, the Company's insurance subsidiaries are subject to risk-based capital ("RBC") requirements promulgated by the NAIC. The RBC requirements establish minimum levels of capital and surplus based upon the insurer's operations and investment risk. At December 31, 2001, the Company was in compliance with these capital surplus requirements. In addition, the Company is required to maintain certain capital and liquidity levels in conjunction with the licensing of certain

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

products by the BCA. While exceeding the minimum standards to maintain its license by $15,790,000 and $7,175,000, respectively, for BCBSUW and Compcare, the Company is subject to ongoing monitoring by the BCA.

                                          BCBSUW    COMPCARE   UNITY    VALLEY    UWIC     UHLIC
                                         --------   --------   ------   ------   -------   ------
                                                              (IN THOUSANDS)
Compulsory Surplus Requirement.........  $61,117    $15,911    $5,048   $2,420   $10,297   $2,172
Compulsory Surplus Excess..............   10,968     10,001     7,224    4,557    18,401    7,676

     Dividends paid by insurance and HMO subsidiaries are limited by state insurance regulations. As of December 31, 2001, the Company's regulated subsidiaries are unable to pay dividends to the Company in 2002 without regulatory approval.

16.  EMPLOYEE BENEFIT PLANS

PENSION AND POSTRETIREMENT BENEFITS

     The Company and certain of its subsidiaries participate in two defined benefit pension plans. In conjunction with the Combination, the pension plan previously named the UWSI/BCBSUW Pension Plan, a multiple employer plan sponsored by BCBSUW and the former UWS, was amended and renamed Cobalt Corporation Pension Plan (the "Plan"). Coincident with the Combination and the aforementioned Plan name change, the Company assumed the assets and liabilities of the Plan and became the sole sponsor.

     Effective January 1, 1999, a portion of the assets and liabilities of the Plan were spun-off to a new UGS Pension Plan (the "UGS Plan"). The UGS Plan provided retirement benefits for current UGS employees and past retirees, including benefits accrued prior to 1999, on the same basis as had been provided under the Plan.

     The Plan and the UGS Plan provide retirement benefits to covered employees based primarily on compensation and years of service. The Company contributed $3,514,000 to the UGS Plan in 2001. No contributions were made to any of the plans in 2000 or 1999.

     The Company also has postretirement benefit plans to provide medical, dental, and vision benefits and life insurance for certain groups of retired employees. Such plans were amended in 1997 to limit the Company's financial contribution in future periods. No benefits will be provided for individuals hired after the effective dates of these amendments.

     The following financial information includes both the Plan and the UGS
Plan.

     The following table summarizes the change in the pension and postretirement benefit obligations as of December 31, 2001 and 2000:

                                                              PENSION          POSTRETIREMENT
                                                         ------------------   -----------------
                                                           2001      2000      2001      2000
                                                         --------   -------   -------   -------
                                                                     (IN THOUSANDS)
Benefit obligation at beginning of year................  $ 82,351   $76,770   $14,318   $13,176
Benefit obligation assumed from UWS through the
  Combination..........................................    22,080        --     3,398        --
  Service cost.........................................     4,751     2,393       501       284
  Interest cost........................................     6,687     5,129     1,151       890
  Plan amendments......................................        --        --        32     1,400
  Actuarial (gains) losses.............................    (1,376)    4,752     1,198      (509)
  Company transfers....................................        --      (821)       --        --
  Benefits paid........................................    (6,339)   (5,872)   (1,313)     (923)
                                                         --------   -------   -------   -------
Benefit obligation at end of year......................  $108,154   $82,351   $19,285   $14,318
                                                         ========   =======   =======   =======

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The pension and postretirement plans' assets are comprised primarily of debt, equity and other marketable securities, including 700,000 shares of Cobalt stock, held by the Plan, with a fair value of $4,466,000 and $2,363,000 at December 31, 2001 and 2000, respectively. The Plan received dividends in the amount of $35,000 related to the Cobalt stock held during 2000. No dividends were paid to the Plan in 2001.

     The following table summarizes the change in the pension and postretirement plan assets as of December 31, 2001 and 2000:

                                                               PENSION          POSTRETIREMENT
                                                         -------------------   ----------------
                                                           2001       2000      2001      2000
                                                         --------   --------   -------   ------
                                                                     (IN THOUSANDS)
Fair value of plan assets at beginning of year.........  $129,929   $122,341   $ 2,380   $3,052
Fair value of plan assets assumed from UWS through the
  Combination..........................................    39,729         --        --       --
  Employer contributions...............................     3,514         --       583       28
  Actual return on plan assets.........................   (13,647)    14,281       204      223
  Company transfers....................................        --       (821)       --       --
  Benefits paid........................................    (6,339)    (5,872)   (1,313)    (923)
                                                         --------   --------   -------   ------
Fair value of plan assets at end of year...............  $153,186   $129,929   $ 1,854   $2,380
                                                         ========   ========   =======   ======

     The following table provides a reconciliation of the funded status of the plans to the prepaid pension and postretirement costs at December 31, 2001 and 2000:

                                                             PENSION          POSTRETIREMENT
                                                        -----------------   -------------------
                                                         2001      2000       2001       2000
                                                        -------   -------   --------   --------
                                                                    (IN THOUSANDS)
Funded status of plan at end of year..................  $45,032   $47,578   $(17,431)  $(11,938)
  Unrecognized net transition asset...................     (548)   (1,577)        --         --
  Unrecognized prior service cost.....................   (7,484)   (5,110)      (228)      (920)
  Unrecognized net (gain) loss........................   16,837    (4,420)      (346)       136
                                                        -------   -------   --------   --------
Prepaid (accrued) at end of year......................  $53,837   $36,471   $(18,005)  $(12,722)
                                                        =======   =======   ========   ========

     The 2000 combined ending prepaid pension balance consists of $36,964,000 for the Plan, offset by an accrued pension liability of $493,000 for the UGS Plan. In 2001, both plans had a prepaid pension balance.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Weighted-average assumptions used as of December 31, 2001 and 2000, the measurement date, in developing the projected benefit obligations are as follows:

                                                              DECEMBER 31,
                                                              ------------
                                                              2001    2000
                                                              -----   ----
Pension:
  Discount rate.............................................   7.00%  7.00%
  Rate of compensation increase.............................   4.75   4.75
  Expected rate of return on Plan assets....................   9.25   9.25
Postretirement:
  Discount rate.............................................   7.00%  7.00%
  Health care cost trend....................................  10.50   5.00
  Expected return on Plan:
     Union plan assets......................................   8.00%  8.00%
     Non-union plan assets..................................   5.00   5.00

     The unrecognized net asset is being amortized over the remaining estimated service lives of participating employees at January 1, 1986: 15.4 years for salaried employees and 16.9 years for hourly employees.

     The effect of a 1% increase in the medical trend rate would be a $1,267,000 increase in the benefit obligation at December 31, 2001. The effect of a 1% decrease in the medical trend would be a $1,175,000 decrease in the benefit obligation at December 31, 2001.

     The components of the pension credit and postretirement benefit cost, which are included in selling, general, administrative and other expenses in 2001, 2000 and 1999 are as follows:

                                                    PENSION                  POSTRETIREMENT
                                         -----------------------------   ----------------------
                                           2001       2000      1999      2001    2000    1999
                                         --------   --------   -------   ------   -----   -----
                                                             (IN THOUSANDS)
Service cost...........................  $  4,751   $  2,393   $ 1,988   $  501   $ 284   $ 206
Interest cost..........................     6,687      5,129     5,175    1,152     890     737
Expected return on plan assets.........   (13,956)   (10,283)   (9,483)    (143)   (184)   (224)
Net amortization of transition asset...    (1,264)    (1,087)   (1,137)      --      --      --
Amortization of prior service cost.....    (1,530)    (1,013)   (1,013)     (75)   (120)   (182)
Amortization of unrecognized (gain)
  loss.................................        --         --         4      (24)     (2)    (42)
                                         --------   --------   -------   ------   -----   -----
Pension (credit) and postretirement
  benefit costs for the year...........  $ (5,312)  $ (4,861)  $(4,466)  $1,411   $ 868   $ 495
                                         ========   ========   =======   ======   =====   =====

DEFINED CONTRIBUTION AND BONUS PLANS

     The Company participates in defined contribution plans whereby the employer contributes a percentage of participants' qualifying compensation up to certain limits, as defined by the plans. The employer match is made in Cobalt common stock. Employee directed contributions in Cobalt common stock are limited to 30% of their contributions exclusive of the Company match. The Company also established various other profit-sharing and bonus programs. Expenses related to all of these plans totaled $10,612,000, $2,337,000 and $2,128,000 in 2001, 2000 and 1999, respectively.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

STOCK-BASED COMPENSATION PLANS

     Certain employees of the Company participated in a stock appreciation rights ("SAR") plan, based upon the market value of Cobalt common stock. On December 12, 2001, all 647,390 outstanding SAR's were converted to nonqualified stock options of an equal number, and at an exercise price equal to the original strike price of the SAR's. As of that date, 347,890 of the outstanding SAR's were vested and 281,556 of the SAR's had a strike price lower than the current market price. The Company recorded expenses of $594,000 for the year ended December 31, 2001 for the excess of the market value over the strike price as of the date that the SAR's were converted to options. The SAR liability outstanding of $544,000 was reclassified to retained earnings upon conversion of the SAR's to options. These expenses are included in selling, general, administrative and other expenses in the accompanying consolidated statements of operations.

     Prior to the Combination, the Company had no stock based compensation programs other than the aforementioned SAR plan. As a result of the Combination, the Company assumed the stock based compensation plan covering employees and directors of the former UWS. This plan allows for option grants of up to 4,500,000 shares of common stock as incentive or nonqualified stock options ("NQSOs"). NQSOs vest 25% per year over a four year period.

     Stock option activity for all plans as of December 31, 2001 (in thousands, except exercise price data) is as follows:

                                                                TOTAL
                                                              NUMBER OF   WEIGHTED AVERAGE
                                                                NQSOS      EXERCISE PRICE
                                                              ---------   ----------------
Beginning balance...........................................       --              --
Options assumed from UWS through Combination................    3,606          $ 9.39
Conversion of SARS..........................................      647            5.70
Granted.....................................................       49            6.12
Exercised...................................................      (11)           4.58
Forfeited...................................................   (1,018)          13.16
                                                               ------
Ending balance..............................................    3,273          $ 7.43
                                                               ======
Exercisable at end of year..................................    1,955          $ 8.71
                                                               ======

     Options with respect to 1,226,000 shares were available for grant as of December 31, 2001.

     Other information regarding NQSOs outstanding and exercisable as of December 31, 2001 (in thousands, except exercise price data) is as follows:

                                    OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                           -------------------------------------   ----------------------
                                           WEIGHTED
                                           AVERAGE
                                          REMAINING     WEIGHTED                 WEIGHTED
                                         CONTRACTUAL    AVERAGE                  AVERAGE
                             NUMBER          LIFE       EXERCISE     NUMBER      EXERCISE
RANGE OF EXERCISE PRICES   OUTSTANDING    (IN YEARS)     PRICE     EXERCISABLE    PRICE
------------------------   -----------   ------------   --------   -----------   --------
    $ 4.31 - $ 5.19           1,294          9.31        $ 4.33        422        $ 4.34
      5.50 -   6.00             107         10.51          5.61         24          5.54
      6.15 -   6.87              29         11.31          6.27         --            --
          7.19                  473          8.75          7.19        365          7.19
      8.50 -   9.19             424          9.10          8.53        240          8.53
      9.61 -  13.42             902          6.98         11.29        861         11.27
     14.04 -  16.81              44          6.91         15.72         44         15.72

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The Company follows Accounting Principles Board Opinion No. 25 under which no compensation expense is recorded when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. The Company's pro forma information, as if options were expensed in accordance with FASB 123, "Accounting for Stock-Based Compensation", is as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2001
                                                              --------------
                                                              (IN THOUSANDS,
                                                                EXCEPT PER
                                                               SHARE DATA)
Pro forma net loss..........................................     $(22,589)
Pro forma loss per common share:
  Basic and diluted.........................................     $  (0.59)
Assumptions:
  Risk-free interest rate...................................         5.44%
  Dividend yield............................................         0.67%
  Volatility factor.........................................         0.55%
  Weighted average expected life............................      6 years

     As calculated using the Black-Scholes model, the weighted average, grant-date fair value of options granted in which the exercise price equaled the market price on the date of the grant was $3.69 per share for 2001. The fair value of options granted in which the exercise price was less than the market price on the date of grant was $4.10 per share for 2001. The fair value of options granted in which the exercise price was greater than the market price on the date of grant was $3.36 per share for 2001.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

17.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Selected quarterly financial data in 2001 and 2000 are as follows:

                                                                 QUARTER
                                          ------------------------------------------------------
                                           FIRST      SECOND     THIRD      FOURTH      TOTAL
                                          --------   --------   --------   --------   ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
2001
Continuing operations:
  Total revenues........................  $186,691   $411,021   $416,839   $411,169   $1,425,720
  Pretax income (loss)..................     1,284     (3,913)       868    (23,366)     (25,127)
  Net income (loss).....................     1,284     (3,931)       693    (21,302)     (23,256)
  Diluted EPS...........................      0.04      (0.09)      0.02      (0.52)       (0.61)
Discontinued operations:
  Net income (loss).....................        --        135        364        452          951
  Diluted EPS...........................        --         --       0.01       0.01         0.03
Net income (loss).......................     1,284     (3,796)     1,057    (20,850)     (22,305)
Diluted EPS.............................      0.04      (0.09)      0.03      (0.51)       (0.58)
2000
Total revenues..........................  $146,267   $155,424   $167,492   $173,500   $  642,683
Pretax income (loss)....................    (7,908)    (8,427)   (24,216)     1,086      (39,465)
Net income (loss).......................    (7,908)    (8,427)   (24,764)     1,086      (40,013)

18.  SEGMENT REPORTING

     The Company has four reportable business segments: insured medical products, specialty managed care products and services (previously reported as two separate segments, specialty risk and specialty service), Government services and self-funded products. Insured medical products include: full coverage, copayment, preferred provider organization, Medicare supplement, interim coverage, health maintenance organization ("HMO") and point of service products sold primarily in Wisconsin. The specialty managed care products and services segment includes dental, life, disability and workers' compensation products, along with managed care consulting, electronic claim submission services, subrogation and hospital bill audit services and receivables management services. The specialty managed care products and services are sold throughout the United States. The self-funded products consist of administrative services and access to Cobalt's extensive provider networks for uninsured contracts. Government services include processing services for Medicare providers throughout the United States and for Medicaid in the State of Wisconsin.

     "Other continuing operations" include activities not directly related to the business segments, unallocated corporate items (i.e. gain (loss) from investment in affiliates, amortization of goodwill and unallocated overhead expenses) and intracompany eliminations. The Company evaluates segment performance based on profit or loss from operations before income taxes.

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Financial data from continuing operations by segment is as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                 2001        2000       1999
                                                              ----------   --------   --------
                                                                       (IN THOUSANDS)
Health services revenue:
  Insured medical products..................................  $1,150,420   $510,638   $392,583
  Specialty managed care products and services..............     142,009     29,922     27,774
  Government services.......................................     117,192     70,305     52,259
  Self-funded products......................................      28,067     24,716     25,970
  Other continuing operations...............................     (24,450)    (2,481)    (1,408)
                                                              ----------   --------   --------
     Total consolidated.....................................  $1,413,238   $633,100   $497,178
                                                              ==========   ========   ========
Investment results:
  Insured medical products..................................  $   13,641   $  8,014   $ 15,950
  Specialty managed care products and services..............       4,701        473      1,133
  Government services.......................................         752        705        375
  Self-funded products......................................          55        391      1,052
  Other continuing operations...............................      (6,667)        --         --
                                                              ----------   --------   --------
     Total consolidated.....................................  $   12,482   $  9,583   $ 18,510
                                                              ==========   ========   ========
Pre-tax income (loss):
  Insured medical products..................................  $    8,790   $(20,553)  $ (3,665)
  Specialty managed care products and services..............       7,522        408     (1,229)
  Government services.......................................       1,572      1,230      1,202
  Self-funded products......................................      (3,834)   (10,694)   (16,365)
  Other continuing operations:
     Corporate holding company..............................     (13,713)        --         --
     Loss from investment in affiliates, net of tax.........     (22,724)    (6,526)   (22,690)
     Other..................................................      (2,740)    (3,330)        --
                                                              ----------   --------   --------
       Total consolidated...................................  $  (25,127)  $(39,465)  $(42,747)
                                                              ==========   ========   ========

     Transactions with other operating segments are as follows:


Health services revenue:
  Insured medical products..................................  $(15,860)  $(2,481)  $(1,408)
  Specialty managed care products and services..............    (8,590)       --        --
Investment results:
  Insured medical products..................................  $ (6,667)  $    --   $    --

                               COBALT CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Total assets from continuing operations:
  Insured medical products..................................  $521,249   $240,787
  Specialty managed care products and services..............    69,556     14,100
  Government services.......................................    26,843     22,061
  Self-funded products......................................    10,891     11,648
  Other continuing operations...............................    79,466    105,609
                                                              --------   --------
     Total consolidated.....................................  $708,005   $394,205
                                                              ========   ========

     Total assets from continuing operations (excluding Government services assets and investment in affiliate) are allocated by segment based on the percentage of pro forma revenue for the year ended December 31, 2001 and historical revenue for the year ended December 31, 2000. Investment in unconsolidated affiliates is classified in other operations.

19.  COMMON STOCK

     The common stock of Cobalt has no par value or stated value. The authorized, issued and outstanding shares of common stock are as follows:

                                                               DECEMBER 31, 2001
                                                               -----------------
NUMBER OF SHARES:
  Authorized................................................      75,000,000
  Issued (includes 7,949,904 shares owned by subsidiary, see
     Note 1)................................................      48,542,947
  Outstanding...............................................      40,593,043

20.  DISCONTINUED OPERATIONS

     On March 29, 2002, Cobalt sold 100% of the membership interest of its subsidiary, IRG, for $27 million ($17 million in cash and $10 million in a three-year note). IRG was one of Cobalt's specialty companies, which provided behavioral health and medical management services. Accordingly, IRG is accounted for as a discontinued operation for all periods presented. The purchase agreement also provides for certain bonuses/penalties to be received/paid between IRG and Cobalt based on IRG revenues generated from Cobalt in future years. In addition, the agreement requires certain subsidiaries of Cobalt to enter into seven-year service agreements for the provision of services by IRG.

     The accompanying financial statements and related footnote disclosures have been reclassified to report the financial position and operating results of IRG as discontinued. There were no operations to report as discontinued for the two years ended December 31, 2000, because IRG was not consolidated with Cobalt for financial reporting purposes until the Combination.

21.  SUBSEQUENT EVENTS

     On March 22, 2002, AMSG repurchased from BCBSUW 1.4 million shares of AMSG common stock at a price of $13 per share. The aggregate proceeds from the sale will be invested by BCBSUW in fixed income securities. This sale of AMSG common stock by BCBSUW reduces its ownership percentage in AMSG from 45.2% to 39.1%.

PROSPECTUS

                                7,000,000 SHARES

                                 [COBALT LOGO]
                                  COMMON STOCK

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may from time to time sell up to 500,000 shares of our common stock and Wisconsin United for Health Foundation, Inc. (which we refer to as the "Foundation") may from time to time sell up to 6,500,000 shares of our common stock. This prospectus provides you with a general description of the securities we may offer. Each time we or the Foundation sells common stock, we will provide you with a prospectus supplement that will contain more specific information. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under "Information Incorporated by Reference" and "Where You Can Find More Information."

     Our common stock is traded on the New York Stock Exchange under the symbol "CBZ." On January 21, 2003, the closing sale price of our common stock was $14.46 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. BEFORE BUYING ANY SHARES, YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK INCORPORATED BY REFERENCE HEREIN OR CONTAINED IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. SEE "RISK FACTORS" ON PAGE 3.

     Our principal executive offices are located at 401 West Michigan Street, Milwaukee, Wisconsin 53203, and our telephone number is (414) 226-6900.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                The date of this prospectus is January 27, 2003.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................   2
Cobalt Corporation..........................................   3
Risk Factors................................................   3
Use of Proceeds.............................................   3
Selling Shareholder.........................................   4
Price Range of Common Stock.................................   5
Dividend Policy.............................................   5
Plan of Distribution........................................   6
Legal Matters...............................................   7
Experts.....................................................   7
Information Incorporated by Reference.......................   7
Where You Can Find More Information.........................   8

                             ---------------------

     Unless the context otherwise requires, references in this prospectus to "we," "us," "our" or "ours" refer collectively to Cobalt Corporation and its subsidiaries.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME AFTER THE DATE OF SUCH INFORMATION.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference forward-looking statements that involve risks and uncertainties. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of those safe harbor provisions. These forward-looking statements are often accompanied by words such as "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "goal," "may," "will," "could" and similar expressions. These statements include, without limitation, statements about our plans and expectations for improving our capital position and operating results, our market opportunities, our growth strategies, competition, expected activities and future acquisitions and investments and the adequacy of our available cash resources. We caution investors that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These statements are not guarantees of future performance.

     Our actual results may differ from projections or estimates due to a variety of important factors. Our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing our business. A variety of factors may in the future affect our operating results, including:

     - loss of existing customer relationships and an ongoing decline in membership;

     - competition;

     - changes in health care practices;

     - changes in federal or state laws and regulations or their interpretations;

     - medical cost inflation;

     - provider contract changes;

     - new technologies;

     - changes in our management;

     - government-imposed surcharges;

     - taxes or assessments;

     - major epidemics;

     - disasters; and

     - numerous other factors affecting the delivery and cost of health care, such as major health care providers' inability to maintain their operations.

     Due to these factors and risks, no assurance can be given with respect to our future premium levels or our ability to control our future medical costs.

                               COBALT CORPORATION

     Based on market share reports prepared by the Office of the Commissioner of Insurance of the State of Wisconsin for 2001, we are the leading managed care company in Wisconsin, offering a broad portfolio of managed care and insurance products to employers, individuals and government entities. We have an exclusive license to utilize the Blue Cross(R) and Blue Shield(R) service marks in Wisconsin, giving us a unique position in that market.

     Our Blue Cross & Blue Shield United of Wisconsin subsidiary provides underwritten products, including preferred provider organizations and indemnity options, as well as self-funded, administrative services only programs. Our health maintenance organizations ("HMOs") are Compcare Health Services Insurance Corporation, which we refer to as "CompcareBlue," Valley Health Plan, Inc., and Unity Health Plans Insurance Corporation. Our CompcareBlue subsidiary operates the oldest HMO in Wisconsin.

     We offer one of the largest provider networks in Wisconsin. We believe that all of our customers, including HMO members, have the ability to access the leading physicians and hospitals in their respective service areas, including Mayo Health Systems, University Health Care and Aurora Health Care, as demonstrated by the fact that:

     - the majority of the hospitals in our networks have received accreditation by the Joint Commission on Accreditation of Health Care Organizations, an organization nationally recognized for its rigorous standards with respect to patient safety and quality initiatives;

     - our network includes 89% of the board certified primary care physicians in our service areas, which exceeds the national average of 82%, based on the National Committee for Quality Assurance, or "NCQA," Quality Compass 2002(R); and

     - as of September 30, 2002, 87% of our managed care membership was insured through subsidiaries of ours which have met the quality parameters established by the NCQA, which is supported through NCQA's independent accreditation process.

     We believe that our ability to offer a full spectrum of products and a broad provider network to meet the needs and objectives of a wide range of customers provides us with a competitive advantage.

     We offer a variety of specialty managed care products, including dental, life and disability insurance. We are one of the largest providers of dental HMO and dental indemnity coverage in Wisconsin. We also offer workers' compensation insurance and a variety of specialty managed care services, including cost containment, health care electronic data interchange and receivables management services. These specialty products and services are designed to complement our customers' employee benefit packages. We also process Medicare claims as a Medicare Part A fiscal intermediary and a Regional Home Health intermediary for providers in numerous states and several U.S. territories and as a national intermediary for the Federally Qualified Health Centers in all 50 states.

     We market our medical and dental products through a salaried sales force located throughout Wisconsin, as well as through independent agents and brokers, and directly to customers via the internet. By integrating the marketing of our medical products, we are able to offer a broad range of product choices to health care consumers. We sell our specialty managed care products and services through a variety of distribution channels to employer groups and providers, principally in Wisconsin.

                                  RISK FACTORS

     Investing in our common stock involves risks. Before buying any shares, you should read the discussion of the material risks of investing in our common stock contained in our Current Report on Form 8-K dated November 8, 2002, as amended by our Form 8-K/A filed on January 24, 2003, as well as in any prospectus supplement accompanying this prospectus.

                                USE OF PROCEEDS

     Unless otherwise stated in the applicable prospectus supplement, we intend to use all or a portion of the net proceeds from the sale by us of common stock offered by this prospectus and any accompanying prospectus supplement for general corporate purposes. General corporate purposes may include the repayment of outstanding indebtedness, the purchase of our common shares, capital expenditures, mergers, acquisitions and other strategic investments. We have not made specific allocations of the proceeds for such purposes at this time.

     We will not receive any of the proceeds from the sale of common stock by the Foundation, if any.

                              SELLING SHAREHOLDER

     The following table sets forth information regarding the beneficial ownership of our common stock by the Foundation as of January 21, 2003 and as adjusted to give effect to the sale of all of the shares which may be offered and sold from time to time under this prospectus. Each time the Foundation sells shares, a prospectus supplement will provide specific information about the Foundation's beneficial ownership of our common stock before and after such sale.

                                                                                                    SHARES OF COMMON
                                                                                                   STOCK BENEFICIALLY
                                                                                                  OWNED AFTER SALE OF
                                                           SHARES OF COMMON                        THE MAXIMUM NUMBER
                                                       STOCK BENEFICIALLY OWNED      MAXIMUM        OF SHARES BEING
                                                        PRIOR TO THIS OFFERING      NUMBER OF           OFFERED
                                                       -------------------------   SHARES BEING   --------------------
NAME AND ADDRESS                                          NUMBER        PERCENT      OFFERED        NUMBER     PERCENT
----------------                                       ------------    ---------   ------------   ----------   -------
Wisconsin United for Health Foundation, Inc.
  10 East Doty Street, Suite 600
  Madison, WI 53703..................................   31,313,390(1)    74.9%      6,500,000     24,813,390    59.4%

---------------

(1) Based on the Schedule 13D filed by the Foundation pursuant to the Securities Exchange Act of 1934, as amended.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange under the symbol "CBZ". The following table sets forth the per share high and low sale prices for our common stock as reported on the New York Stock Exchange for the periods presented, along with the cash dividends paid per share for those periods. Prior to March 31, 2001, we were named United Wisconsin Services, Inc., and our common stock traded on the New York Stock Exchange under the symbol "UWZ."

                                                               HIGH     LOW
                                                              ------   ------
2001:
  First Quarter.............................................  $ 7.99   $ 3.38
  Second Quarter............................................    8.00     4.90
  Third Quarter.............................................    9.05     4.37
  Fourth Quarter............................................    6.95     3.99
2002:
  First Quarter.............................................  $ 9.05   $ 5.33
  Second Quarter............................................   23.45     8.65
  Third Quarter.............................................   23.40    14.11
  Fourth Quarter............................................   18.70    12.15
2003:
  First Quarter (through January 21, 2003)..................  $14.80   $13.80

     As of January 20, 2003, there were 194 shareholders of record of our common stock. Based on information obtained from our transfer agent and from participants in security position listings and otherwise, we have reason to believe there are more than 1,700 beneficial owners of shares of our common stock.

                                DIVIDEND POLICY

     We do not currently pay cash dividends and we do not plan to declare or pay any dividends in the foreseeable future, but will instead retain cash for working capital needs, for possible acquisitions, to reduce outstanding debt or for other corporate purposes. Our ability to pay dividends to our shareholders in the future will depend primarily upon the receipt of dividends from our insurance subsidiaries.

                              PLAN OF DISTRIBUTION

     We or the Foundation may sell the shares of common stock covered by this prospectus through underwriters or dealers, through agents, or directly to one or more purchasers. A prospectus supplement will describe the terms of any offering of shares of the common stock, including:

     - the name or names of the underwriters, if any;

     - the purchase price of the common stock and the proceeds we will receive from the sale;

     - any over-allotment options under which underwriters may purchase additional common stock from us or from the Foundation;

     - any agency fees or underwriting discounts and other items constituting agents' or underwriters' compensation;

     - the public offering price, if applicable; and

     - any discounts or concessions allowed or reallowed or paid to dealers.

     If underwriters are used in a sale, they will acquire the shares of common stock for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We or the Foundation may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters may be obligated to purchase all of the shares of common stock offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We or the Foundation may use underwriters with whom we have a material relationship. We or the Foundation will describe the nature of any such relationship in the prospectus supplement, naming the underwriter.

     We or the Foundation may sell the common stock directly or through agents we or the Foundation may designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement.

     Unless the prospectus supplement states otherwise, our or the Foundation's agent will act on a best-efforts basis for the period of its appointment.

     We or the Foundation may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us or the Foundation in the ordinary course of business.

     In connection with any underwritten offering covered by a supplement to this prospectus, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriter's over-allotment option to purchase additional shares in this offering. An underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, an underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. An underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if an underwriter is concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase our common stock in this offering.

     The underwriters, if any, also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because a managing underwriter (if there is one), on behalf of the underwriters, has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

     These activities by underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

     In compliance with National Association of Securities Dealers, Inc., or "NASD," guidelines, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

     Robert W. Baird & Co. Incorporated, one of the underwriters in this offering, has been retained by the Foundation to provide financial advisory services and will be entitled, upon completion of this offering, to a fee equal to 1.25% of the net proceeds of the offering to be received by the Foundation up to $100 million, as well as reimbursement of expenses. To the extent that this and subsequent public offerings or other "realization events" produce proceeds to the Foundation in excess of $100 million (on a cumulative basis) during the term of its agreement with the Foundation, Robert W. Baird & Co. Incorporated will be entitled to an aggregate fee of 1.25% of the first $100 million of net proceeds, 1% of the second $100 million and 0.75% of the net proceeds in excess of $200 million. The National Association of Securities Dealers, Inc. has deemed this fee to be underwriting compensation in connection with this offering.

                                 LEGAL MATTERS

     The validity of our common stock offered by this prospectus will be passed upon for us by Foley & Lardner, Milwaukee, Wisconsin.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements for the year ended December 31, 2001 included in our Form 8-K/A filed on January 24, 2003 amending our Current Report on Form 8-K dated November 8, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                     INFORMATION INCORPORATED BY REFERENCE

     We are "incorporating by reference" specified documents that we file with the SEC, which means:

     - incorporated documents are considered part of this prospectus;

     - we are disclosing important information to you by referring you to those documents; and

     - information we file with the SEC will automatically update and supersede information contained in this prospectus.

     We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of our common stock:

     - Our Annual Report on Form 10-K for the year ended December 31, 2001, as amended by our Form 10-K/A filed April 18, 2002;

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

     - Our Current Report on Form 8-K dated March 19, 2002; our Current Report on Form 8-K dated March 29, 2002, as amended by our Form 8-K/A filed on May 28, 2002; our Current Report on Form 8-K dated July 9, 2002; our Current Report on Form 8-K dated November 8, 2002, as amended by our Form 8-K/A filed on January 24, 2003; our Current Report on Form 8-K dated November 15, 2002; our Current Report on Form 8-K dated December 31, 2002; and our Current Report on Form 8-K dated January 23, 2003; and

     - The description of our common stock contained in our Registration Statement on Form 10, filed with the SEC on May 29, 1998, as amended, including any amendment or report filed for the purpose of updating such information.

     You may request a copy of any of these filings, including exhibits, at no cost by writing to or calling Cobalt Corporation, Attn: Corporate Secretary, 401 West Michigan Street, Milwaukee, Wisconsin 53202, phone number (414) 226-6900.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements, and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington D.C., and at regional SEC offices in New York, New York and Chicago, Illinois. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can also find our public filings with the SEC on the Internet at a web site maintained by the SEC located at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange and reports, proxy statements and other information concerning us can be inspected at the New York Stock Exchange located at 11 Wall Street, New York, New York 10005.

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                                5,500,000 SHARES

                                 [COBALT LOGO]

                                  COMMON STOCK

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                                FEBRUARY 4, 2003

                             ---------------------

                          JOINT BOOK-RUNNING MANAGERS

UBS WARBURG                                                 SALOMON SMITH BARNEY

                             ---------------------

CIBC WORLD MARKETS                                         ROBERT W. BAIRD & CO.

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